As filed with the Securities and Exchange Commission on June 16, 2010

Registration No. 333-167402

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AutoNavi Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District

Beijing 100080

The People’s Republic of China

(86-10) 5985-9900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP ICBC Tower, 35/F 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Ordinary shares, par value $0.0001 per share(1)	39,675,000	$3.125	$123,984,375	$8,841

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-167537). Each American depositary share represents four ordinary shares.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	$7,130 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 16, 2010.

8,625,000 American Depositary Shares

AutoNavi Holdings Limited

Representing 34,500,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of AutoNavi Holdings Limited, or AutoNavi.

AutoNavi is offering 7,500,000 ADSs. The selling shareholders identified in this prospectus are offering an additional 1,125,000 ADSs. Each ADS represents four of our ordinary shares, par value $0.0001 per share. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $10.50 and $12.50. We have applied to list the ADSs on the Nasdaq Global Market under the symbol “AMAP.”

See “Risk Factors” beginning on page 14 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to AutoNavi	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent the underwriters sell more than 8,625,000 ADSs, the underwriters have a 30-day option to purchase up to an additional 1,293,750 ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2010.

Goldman Sachs (Asia) L.L.C.

Oppenheimer & Co.	Pacific Crest Securities

Prospectus dated                     , 2010.

AutoNavi

In-dash Navigation

Portable Navigation

Mobile Navigation

Digital City

Automotive Navigation
Growth Opportunities
Public Sector & Enterprise
Internet & Wireless Location-Based Solution

MiniMap

Aerial Photogrammetry

Internet Map

Fleet Management

EXPO 2010

Map Application Programming Interface

Comprehensive, Integrated Digital Map Content, Navigation and Location-Based Solutions

We Aim to Become an All-in-One Solution Pr
Location-Based Solutions are Gradually

Data Sources
Field Survey
PDA Collection
Photogrammetry & Satellite Images
Call Center
Collection
Production
Publication
Production Platform
24/7
User

AutoNavi

ovider as Digital Map Content, Navigation and Converging into One Integrated Platform

Applications
In-dash
Portable Navigation Device
Mobile Navigation
Wireless Location-Based Solution
Public Sector & Enterprise
Internet Location-Based Solution
24/7 Customer Support
Solutions
Value Added Content
Operations Platform
eration
edback

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Through and until             , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “AutoNavi” refer to AutoNavi Holdings Limited, its subsidiaries and consolidated variable interest entities, and the variable interest entities’ subsidiaries; and “China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan. This prospectus contains information from three reports commissioned by us and prepared by Analysys International, an independent market research firm, to provide information on the in-dash navigation market, portable navigation devices market and Internet location-based services market in China, respectively. We refer to these reports as the Analysys In-Dash Report, the Analysys PND Report and the Analysys Internet Report, respectively, in this prospectus. In addition, this prospectus contains information from a report commissioned by us and prepared by Frost & Sullivan, also an independent market research firm, to provide information on the wireless location-based services market in China. We refer to this report as the Frost & Sullivan Report in this prospectus.

AutoNavi Holdings Limited

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China. At the core of our business is a comprehensive nationwide digital map database that covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Almost all of China’s 1.3 billion people live within the area covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 19 major cities and photo-realistic 3-D models of 16 cities for public sector projects. We have also built a technology platform that enables us to develop tailored solutions for our customers.

Through our nationwide digital map database and proprietary technology platform, we have become a market leader in providing the following comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users:

•

Automotive Navigation.    We provide digital map data for in-dash navigation systems installed by a number of international and domestic automobile manufacturers on over 100 car models in China, including multiple Audi and BMW models. According to the Analysys In-Dash Report, we were the largest provider of digital map data for in-dash navigation systems in China, with a 48.7% market share based on the number of copies of digital map data sold in 2009. We also provide customized navigation solutions, ranging from digital map data to a “total solution” which consists of digital map data, the navigation engine and the user interface, to many major portable navigation device manufacturers in China. According to the Analysys PND Report, we were the largest provider of digital map data for portable navigation devices in China, with a 30.3% market share based on the number of portable navigation devices sold that have installed our solutions in 2009.

•

Public Sector and Enterprise Applications.    We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions and location-based enterprise solutions.

•

Wireless/Internet Location-based Solutions.    China Mobile Communications Corporation, or China Mobile, the world’s largest mobile operator measured by number of subscribers, uses our nationwide digital map database for its wireless location-based services. We and China Mobile are also jointly developing a new mobile navigation service utilizing our map data and navigation engine, which is expected to be launched in 2010. Our contractual relationship with China Mobile is maintained through China Mobile Group Liaoning Co., Ltd., or China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network. We also have collaborated with several mobile phone manufacturers, primarily Samsung, to pre-install our navigation solutions on their mobile phones. In addition, we provide map application solutions, including through application programming interface, or map API, to more than 6,500 websites in China, including websites operated by Google Inc., or Google, and SINA Corporation, or SINA, enabling them to provide location-based services to their end-users. According to the Analysys Internet Report, our map database accounted for 49.7% of the total accesses to map data by Internet users in China in 2009, more than any other digital map provider in China. According to the Frost & Sullivan Report, MiniMap, our user-end map application software for mobile phone users, which is currently provided free of charge, was the second most widely used map application software for mobile phone users in China in 2009.

In 2009, net revenues from our automotive navigation, public sector and enterprise applications and wireless/Internet location-based solutions businesses accounted for 63.3%, 25.1% and 9.0%, respectively, of our total net revenues. For the three months ended March 31, 2010, net revenues from our automotive navigation, public sector and enterprise applications and wireless/Internet location-based services businesses accounted for 73.8%, 13.8% and 10.7%, respectively, of our total net revenues.

Our net revenues increased from $29.7 million in 2007 to $45.5 million in 2008 and to $57.2 million in 2009, representing a compound annual growth rate, or CAGR, of 38.8% from 2007 to 2009, and increased by 42.7% from $11.6 million for the three months ended March 31, 2009 to $16.6 million for the three months ended March 31, 2010. Net income attributable to AutoNavi Holdings Limited shareholders decreased by 61.7% from $5.7 million in 2007 to $2.2 million in 2008, and increased by 371.7% from $2.2 million in 2008 to $10.4 million in 2009. Net income attributable to AutoNavi Holdings Limited shareholders decreased by 42.6% from $1.6 million for the three months ended March 31, 2009 to $897,000 for the three months ended March 31, 2010. In 2009, we incurred share-based compensation expenses of $4.8 million, including $2.9 million from our continuing operations. For the three months ended March 31, 2010, our share-based compensation expenses were $4.3 million, compared to nil for the three months ended March 31, 2009.

Our Industry

Digital map information has a wide range of applications, including navigation, location-based services and other geography-related applications. Navigation applications and location-based services not only help individual consumers find their way from one place to another, but also provide useful information about their current location or destination such as nearby businesses, restaurants, lodging and entertainment venues and public services. Governments and enterprises also use digital map data and related solutions in a wide range of applications such as infrastructure and assets planning, fleet and logistics management and location-based monitoring.

We believe that China’s digital map data, navigation and location-based services markets are poised for substantial growth.

•	Automotive Navigation. According to the Analysys In-Dash Report, sales of in-dash navigation systems in China are projected to grow at a CAGR of 44.6% from 348,000 units in

2009 to 1.1 million units in 2012. Sales of portable navigation devices in China are expected to increase at a CAGR of 22.2% from 1.5 million units in 2009 to 2.8 million units in 2012, according to the Analysys PND Report.

•

Public Sector and Enterprise Applications.    There is a growing demand for digital map data and geographic information in the public sector in China. In 2006, the State Bureau of Surveying and Mapping of China announced the “Digital City Geospatial Framework” initiative to help municipal governments across China build uniform citywide geographic information platforms. The State Bureau of Surveying and Mapping expects to expand this initiative to over 330 large and medium-sized cities and additional selected small cities by the end of 2015. In addition, state-owned and private enterprises in China are also increasingly demanding location-based solutions for better management of assets and other resources.

•

Wireless/Internet Location-based Services.    China has the largest population of mobile subscribers and Internet users in the world. According to the Ministry of Industry and Information Technology of China, the total number of mobile subscribers in China reached 786.5 million as of the end of April 2010. The Frost & Sullivan Report estimates that the total size of the wireless location-based services market will increase from RMB2.3 billion ($339.6 million) in 2009 to RMB11.5 billion ($1.7 billion) in 2012, representing a CAGR of 70.7%. In addition, China Internet Network Information Center estimates that the total number of Internet users in China reached 410 million as of the end of April 2010. According to the Analysys Internet Report, the total market size of the Internet location-based services market is expected to increase from RMB362 million ($53.1 million) in 2009 to RMB722 million ($105.7 million) in 2012, representing a CAGR of 25.8%.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

•	Integrated and dynamic data collection, processing and application system;

•	Self-developed comprehensive nationwide digital map database;

•	Market leader in providing comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users;

•	Extensive customer relationships with leading players in our target markets;

•	Strong research and development capabilities; and

•	Experienced management team with proven execution capabilities.

Our Strategy

Our goal is to maintain our position as a leading provider of digital map content and become the largest location-based information and value-added solution provider in China. To achieve this goal, we intend to leverage our existing strengths and pursue the following strategies:

•	Enhance the quality, coverage and depth of our digital map database to support more specialized and customized solutions;

•	Continue to invest in research and development to increase the efficiency of our technology platform and expand our technological capabilities;

•	Improve existing and develop new navigation and location-based solutions;

•	Build a backend service system capable of supporting location-based solutions provided to a large number of end-users through any device;

•	Strengthen relationships with customers and other industry constituents; and

•	Pursue selective strategic acquisitions, investments and alliances.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to:

•	our ability to adequately maintain and update our digital map database and minimize errors in our solutions;

•	our current reliance on the automotive navigation market and a small number of customers for a substantial portion of our revenues;

•	the project-based nature of our public sector and enterprise applications business;

•	our limited operating history in the wireless/Internet location-based solutions markets;

•	our compliance with a complex set of laws, rules and regulations governing our surveying and mapping and other businesses in China;

•	competition in the navigation and location-based solutions businesses in China; and

•	our ability to manage our growth effectively and efficiently.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks.

Corporate History and Structure

In April 2002, our founders began to carry out research and development activities relating to digital map data for in-dash navigation systems through AutoNavi Software Co., Ltd., or AutoNavi Software. In September 2002, we formed Beijing ADF Navigation Technology Co., Ltd., or ADF Navigation, a subsidiary of AutoNavi Software, to develop our automotive navigation business in China. In 2004, we obtained a Class A surveying and mapping qualification certificate issued by the State Bureau of Surveying and Mapping and began providing digital map data to a major automobile manufacturer in China. In 2005, we started supplying digital map data to portable navigation device manufacturers. In 2006, we entered the Internet location-based solutions market by acquiring control of Beijing MapABC Technology Co., Ltd., or MapABC Technology, a leading online map application solution provider in China. Also in 2006, we entered the wireless location-based solutions market by providing China Mobile with a nationwide digital map database for its location-based services. In December 2006, we commenced our aerial photogrammetry business by acquiring Beijing Xingtiandi Information Technology Co., Ltd., or Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping.

In August 2006, in order to facilitate international financing, our founders formed AutoNavi Holdings Limited, a Cayman Islands company, to be our holding company. We also formed AutoNavi International Limited, a British Virgin Islands company, to be our intermediate holding company and AutoNavi Information Technology Co., Ltd., or AutoNavi Technology, a wholly-owned subsidiary of AutoNavi International Limited, under PRC law. In October 2006, we issued 40 million Series A convertible preferred shares, or Series A preferred shares, to a group of private equity investors. In January 2008, we established a Hong Kong company, AutoNavi Asia Limited, to be the direct holding company of AutoNavi Technology.

In December 2009, we distributed the equity interests in Shanghai AutoNavi Software Co., Ltd., or AutoNavi Shanghai, to all of our shareholders or their designated persons. AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, had been engaged in the telematics business, which was not part of our core business, and had accounted for 1.3%, 0.7% and 1.2% of our total revenues in 2007, 2008 and 2009, respectively. The results of the telematics business have been presented as discontinued operations in this prospectus.

Due to certain restrictions under PRC law on foreign ownership of entities engaged in surveying and mapping and Internet businesses, we conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, AutoNavi Technology, our affiliated entities in China, AutoNavi Software and MapABC Technology, and the shareholders of AutoNavi Software and MapABC Technology. These contractual arrangements enable us to:

•	exercise effective control over AutoNavi Software and MapABC Technology;

•	receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology in consideration for the services provided by us; and

•	have an exclusive option to purchase all of the equity interests in AutoNavi Software and MapABC Technology when and to the extent permitted under PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of AutoNavi Software and MapABC Technology and treat them as our variable interest entities under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of these companies and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure immediately upon the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs from us:

Pre-IPO individual beneficial owners
Pre-IPO private equity investors
Public investors
61.6%
19.5%
18.9%
AutoNavi Holdings Limited
(Cayman Islands)
100%
AutoNavi International Limited
(BVI)
100%
AutoNavi Investment Limited
(BVI)
100%
AutoNavi Asia Limited
(Hong Kong)
100%
AutoNavi Japan Limited
(Japan)
Outside China
Inside China
100%
AutoNavi Information Technology Co., Ltd.
("AutoNavi Technology")
Eight pre-IPO individual owners
100%
AutoNavi Software Co., Ltd. (1)
("AutoNavi Software")
Two pre-IPO individual owners
100%
Beijing MapABC Technology Co., Ltd.
("MapABC Technology")
100%
Beijing Xingtiandi Information Technology Co., Ltd.
("Xingtiandi Technology")
100%
Shenzhen Xuancai Technology Co., Ltd.
100%
Xiamen AutoNavi Software Co., Ltd.
75%
Beijing Zhongke Puhui Technology Development Co., Ltd. (2)
70%
Beijing Yadao Xingkong Advertising Co., Ltd. (3)
70%
Beijing Yadao Media & Culture Development Co., Ltd. (3)
61.9%
Beijing ADF Navigation Technology Co., Ltd. (4)
("ADF Navigation")
Equity Interest
Contractual arrangements.

(1) In addition to the subsidiaries listed here, AutoNavi Software also holds 21.58% equity interest in Beijing 95190 Information Technology Co., Ltd. and 20% equity interest in Beijing Xiejin Technology Development Co., Ltd.

(2) The remaining equity interests are owned by China Academy of Science State-owned Assets Management Co., Ltd., a state-owned company.

(3) The remaining equity interests are owned by Zailang Gao, an original shareholder of this company.

(4) The remaining equity interests are owned by Aisin AW Co., Ltd., Fujitsu Ten Limited, Alpine Electronics, Inc. and Fujitsu (China) Co., Ltd.

Corporate Information

Our principal executive offices are located at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +86-10-5985 9900. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.AutoNavi.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Price per ADS	We currently estimate that the initial public offering price will be between $10.50 and $12.50 per ADS.

ADSs offered by us	7,500,000 ADSs

ADSs offered by the selling shareholders	1,125,000 ADSs

ADSs outstanding immediately after this offering	8,625,000 ADSs (or 9,918,750 ADSs if the underwriters exercise the option to purchase additional ADSs from us in full)

Ordinary shares outstanding immediately after this offering	182,298,000 ordinary shares (or 187,473,000 ordinary shares if the underwriters exercise the option to purchase additional ADSs from us in full)

The ADSs	Each ADS represents four ordinary shares. The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,293,750 ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 430,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds	We expect that we will receive net proceeds of approximately $75.9 million from this offering, assuming an initial public offering price of $11.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to expand our data processing facilities and build a research and development center, to fund the capital expenditure for our aerial photogrammetry business and for general corporate purposes, including funding potential acquisitions of complementary businesses, although we are not currently negotiating any such transactions. See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Nasdaq symbol	AMAP

Depositary	Deutsche Bank Trust Company Americas

Lock-up	We, our directors and executive officers, all of our existing shareholders and certain of our option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, through a letter agreement, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon 152,298,000 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding Series A preferred shares into 40,000,000 ordinary shares immediately upon the completion of this offering;

•	excludes 14,824,600 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of $0.42 per share;

•	excludes 800,000 restricted shares granted under our 2007 Share Incentive Plan that have not vested; and

•	excludes 6,412,400 ordinary shares reserved for future issuances under our 2007 Share Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2007 have been derived from our audited financial statements not included in this prospectus. The following summary consolidated statement of operations data for the three months ended March 31, 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our unaudited results for the three months ended March 31, 2010 may not be indicative of our results for the full year ending December 31, 2010.

You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $ except for share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	29,653	45,538	57,163	11,633	16,599
Cost of revenues(1)	(12,292)	(18,842)	(20,031)	(4,335)	(5,668)

Gross profit	17,361	26,696	37,132	7,298	10,931

Operating expenses(1)
Research and development	(3,167)	(5,045)	(7,338)	(1,585)	(2,471)
Selling and marketing	(2,148)	(3,591)	(5,608)	(1,422)	(2,276)
General and administrative	(7,523)	(9,264)	(9,613)	(1,747)	(4,522)
Impairments of goodwill and indefinite-lived intangible assets	—	(674)	—	—	—

Total operating expenses	(12,838)	(18,574)	(22,559)	(4,754)	(9,269)

Government subsidies	2,308	387	1,016	59	57
Operating income	6,831	8,509	15,589	2,603	1,719

Income from continuing operations	7,307	5,891	15,005	2,402	1,167

Loss on discontinued operations, net of tax(1)(2)	(1,575)	(2,212)	(4,181)	(708)	—
Net income	5,732	3,679	10,824	1,694	1,167

Less: Net income (loss) attributable to noncontrolling interest	(13)	1,476	433	132	270
Net income attributable to AutoNavi Holdings Limited shareholders	5,745	2,203	10,391	1,562	897

Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.05	0.03	0.10	0.01	0.01
Diluted	0.05	0.03	0.10	0.01	0.01
Net income from continuing operations per Series A preferred share-Basic	0.05	0.03	0.10	0.01	0.01

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $ except for share, per share and per ADS data)
Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.01)	(0.02)	(0.03)	(0.00)	—
Diluted	(0.01)	(0.02)	(0.03)	(0.00)	—
Net loss on discontinued operations per Series A preferred share-Basic	(0.01)	(0.02)	(0.03)	(0.00)	—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.04	0.01	0.07	0.01	0.01
Diluted	0.04	0.01	0.07	0.01	0.01
Net income per Series A preferred share-Basic	0.04	0.01	0.07	0.01	0.01

Net income per ADS attributable to AutoNavi Holdings Limited shareholders:(3)
Basic	0.15	0.06	0.27	0.04	0.02
Diluted	0.15	0.06	0.26	0.04	0.02
Weighted average number of shares used in calculating net income per ordinary share:
Basic	114,000,000	114,000,000	115,675,002	114,000,000	108,292,011
Diluted	154,000,000	154,000,000	157,188,766	154,000,000	158,515,244
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	40,000,000	40,000,000	40,000,000

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	268	—	385
Research and development	—	—	601	—	595
Selling and marketing	—	—	143	—	720
General and administrative	—	—	1,864	—	2,573
Discontinued operations	—	—	1,956	—	—

Total share-based compensation expenses	—	—	4,832	—	4,273

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this prospectus.

(3)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 and March 31, 2010:

•	on an actual basis; and

•	with respect to the consolidated balance sheet data as of March 31, 2010, also on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 40,000,000 ordinary shares immediately upon the closing of this offering, and the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters’ option to purchase additional ADSs from us is not exercised. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the amounts representing cash, total current assets, total assets, total equity, and total liabilities, Series A convertible redeemable preferred shares and equity by $7.0 million.

	As of December 31,			As of March 31,
	2007	2008	2009	2010
	Actual	Actual	Actual	Actual	Pro Forma As Adjusted
	(in thousands of $)
Consolidated Balance Sheet Data
Cash	33,531	28,777	34,716	39,795	115,716
Total current assets	61,946	62,268	76,009	82,418	158,339
Total current liabilities	23,373	17,759	16,201	16,672	16,672
Series A convertible redeemable preferred shares	39,326	39,326	39,326	39,326	—
Total equity	28,245	35,896	50,571	56,031	171,278

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our failure to adequately maintain and update our digital map database and minimize errors in our navigation and location-based solutions could harm our reputation and subject us to liability claims, which could result in loss of customers, decreased revenues and unexpected expenses.

Our digital map database requires constant maintenance and updating, which is a complex process and subject to error. There is no assurance that our controls and procedures for maintaining and updating our digital map database will be adequate to keep pace with the rapidly changing road systems in China. We have in the past received feedback from customers and end-users identifying errors in our digital map data. If there are errors in our solutions due to actual or perceived database deficiencies, our reputation could be harmed and our customers may cease to buy our solutions.

Moreover, we could be subject to liability claims and the associated adverse publicity. Claims could be made by our customers if errors in our solutions result in the failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors in our digital map data. Some of our license agreements include disclaimers, limitations of liability and similar provisions, which, however, may not be effective barriers to potential claims. Any associated adverse publicity may reduce our customers’ willingness to incorporate our map data and related applications into their products, which would adversely affect our revenues.

Liability claims present a risk of protracted litigation, substantial monetary damages, attorneys’ fees, costs and expenses, and diversion of management’s attention from the operation of our business. In some circumstances, we are contractually obligated to indemnify our customers for liabilities, costs and expenses arising out of liability claims. We may incur additional costs and expenses providing indemnification or contesting our customers’ indemnification claims. In addition, we may also have to recall our digital map data or offer to provide replacement, either involuntarily by mandate of our customers or a regulatory agency, or voluntarily in order to preserve our reputation and maintain good customer relations. Recalls or replacements can be costly and divert management’s attention from the operation of our business.

The markets for products and services of our customers incorporating our map data and solutions are evolving and their future growth is uncertain. If these markets fail to grow or even decline, or if we fail to adapt to the rapid changes in these markets, our results of operations and prospects may be adversely affected.

The markets for products and services of our customers incorporating our digital map data and solutions are evolving and are characterized by continuing advances in technology, evolving industry standards, frequent new product and service introductions and changes in the marketing and delivery of digital-map dependent products and services. Our success depends in part upon our customers’ abilities to successfully market and sell their products and services that incorporate our map data and solutions. If our customers cannot maintain market share for their existing products and services incorporating our map data and solutions or do not continue to successfully develop and market new products and services incorporating our map data and solutions, or if the products and services that our customers develop and market do not meet their consumers’ expectations or are not accepted by the market at all, our results of operations and growth prospects may be adversely affected because we may lose existing customers and have difficulty finding new customers, markets and applications for our map data and solutions. Moreover, if we fail to identify new opportunities in the navigation and location-based services markets, introduce new map data and solution features in a timely manner, keep abreast of our customers’ innovations or adapt our solutions to changing industry standards or customer requirements, we could lose our existing customers and be unable to attract new businesses, which could have a material adverse effect on our business, financial condition and results of operations.

We historically have derived a majority of our revenues from our automotive navigation business, which may be affected by fluctuations in the automotive market.

We derived 72.5%, 64.8%, 63.3% and 73.8% of our net revenues for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively, from licensing map data for use in in-dash navigation systems installed on automobiles and customized solutions for use in portable navigation devices. Any significant downturn in the overall demand for automobiles could adversely affect the demand for both in-dash navigation systems and portable navigation devices, which in turn would materially decrease our revenues. Although China’s automotive market has grown in recent years, it is uncertain whether the number of automobiles to be manufactured will grow at a similar rate in the future. It is also uncertain that the percentage of new automobiles equipped with in-dash navigation systems or the demand for portable navigation devices will increase in the future. For example, the recent global economic downturn resulted in lower than anticipated growth in in-dash navigation systems and portable navigation devices sales in China. To the extent that our future revenues substantially depend on sales of in-dash navigation systems installed on automobiles and portable navigation devices, our business would be vulnerable to any downturns in China’s automotive market.

Our results of operations and cash flows may fluctuate due to the project-based nature of our public sector and enterprise applications business.

We generated 17.4%, 23.2%, 25.1% and 13.8% of our net revenues from our public sector and enterprise applications business for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. We expect that our public sector and enterprise applications business will continue to account for a significant portion of our revenues in the future. Historically, revenues from our public sector and enterprise applications business have typically been generated on a project basis. For instance, we provided aerial digital maps of two entire provinces and parts of three other provinces in connection with China’s second national land survey in 2007, 2008 and 2009. Revenues from this and other similar projects may fluctuate significantly from period to period, which makes it difficult for us to forecast revenues and cash flow and could adversely affect our working capital levels. The resulting period-to-period fluctuation in our results of operations could also cause the price of our ADSs to fluctuate or decline.

We have limited experience in the wireless/Internet location-based services markets, and may not be able to successfully address the challenges we face in these markets.

We entered the wireless/Internet location-based services markets in 2006. For the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, revenues from our wireless/Internet location-based solutions business accounted for 3.1%, 5.8%, 9.0% and 10.7%, respectively, of our total net revenues. As we devote more resources in growing our business in the wireless/Internet location-based services markets, we face some new challenges that are different from the ones we face in the automotive navigation market, including:

•	adopting alternative revenue models and pricing structures;

•	serving a larger number of small customers; and

•	interacting with end-users directly.

If we are unable to effectively respond to these challenges and expand our business in the wireless/Internet location-based services markets, our growth and prospects could be negatively affected. We have made and will continue to make investments in developing new solutions for customers in the wireless/Internet location-based services markets. If we are unable to generate sufficient revenues in these markets to recoup our investments, our future results of operations and financial condition could be materially and adversely affected. In addition, our limited experience in these markets may not provide a meaningful basis for you to evaluate our future prospects and results of operations.

If we fail to maintain our relationship with China Mobile, our wireless location-based solutions business and growth prospects could be materially and adversely affected.

A substantial portion of our revenues from our wireless location-based solutions business have been derived from our cooperation arrangements with China Mobile. Our contractual relationship with China Mobile is maintained through China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network. We expect to continue relying on China Mobile for the growth of our wireless location-based solutions business in the near future. Since 2006, we have been providing a nationwide digital map database to support wireless location-based services throughout China Mobile’s nationwide network. Our contracts with China Mobile Liaoning in respect of nationwide digital map database will expire in December 2010. In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which is expected to be launched in 2010. Our contract with China Mobile Liaoning for the new mobile navigation service will expire in December 2010.

We cannot assure you that China Mobile Liaoning will agree to renew the cooperation agreements for the above projects upon the expiration of their respective terms, or enter into new agreements with us with substantially similar commercial terms. Our negotiating leverage with China Mobile is limited given its dominant position in China’s wireless communications market. If China Mobile Liaoning for any reason refuses to renew the cooperation agreements, or if it proposes new agreements with commercial terms materially different from the current ones, e.g., by changing the revenue sharing arrangement with us, our wireless location-based solutions business and growth prospects could be materially and adversely affected.

Our ability to generate revenues from our wireless location-based solutions business could suffer if China Mobile’s location-based services do not generate sufficient revenues.

In return for providing a base digital map database to support wireless location-based services offered throughout China Mobile’s nationwide network, we receive payments from China Mobile primarily based on the level of usage of our map data by China Mobile’s subscribers. For the mobile navigation service to be jointly developed by China Mobile and us, we will share a portion of the fees charged by China Mobile. Therefore, our ability to generate revenues from our wireless location-based solutions business is affected by the future success of the location-based services offered by China Mobile. The future success of China Mobile’s location-based services will depend on, among other things, the quality of its wireless network, the resources it commits to promoting and operating its location-based services and its ability to effectively manage its subscribers’ expectations. We, however, have no control over any of those factors. If the formal launch of some location-based services by China Mobile is delayed, or China Mobile does not allocate sufficient resources to promoting and operating its location-based services, or if China Mobile’s location-based services are not well received by users, those services may not generate sufficient usage and revenues. As a result, revenues from our wireless location-based solutions business may be adversely affected.

A significant portion of our revenues historically have been attributable to a limited number of automobile manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional automobile manufacturers, our revenues will be adversely affected.

In the in-dash navigation systems market, automobile manufacturers generally have the power to select map data suppliers, regardless of whether the selected map data supplier enters into contract directly with the automobile manufacturer or not. In 2007, 2008, 2009 and the first quarter of 2010, revenues from our top five automobile manufacturer customers in each period accounted for approximately 69.2%, 54.7%, 55.9% and 70.4%, respectively, of our total revenues. We anticipate that a limited number of automobile manufacturers will continue to represent a significant percentage of our revenues for the foreseeable future. However, there is no assurance that our relationships with our existing automobile manufacturer customers will continue in the future, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues from our current customers will reach or exceed historical levels in any future period. The loss of one or more of our key automobile manufacturer customers, whether due to a change of control or bankruptcy of a customer or other causes, a reduction in orders from them, difficulty or failure to collect payments from any key customer under financial distress, or our failure to attract additional key customers, would adversely affect our revenues.

Our results of operations could suffer if we are not able to maintain the license fees we charge for the use of our map data and solutions in in-dash navigation systems and portable navigation devices.

We historically derived a substantial portion of our revenues from license fees we charge for the use of our map data in in-dash navigation systems and customized solutions in portable navigation devices. The license fees we charge our customers are affected by a number of factors, including the competitive landscape, pricing of vehicles and hardware that use our map data and price sensitivity of end-users of navigation products and services. Any one or a combination of these factors could require us to reduce our license fees and this could adversely affect our revenues and profitability. We have in the past lowered, and may in the future need to lower, our license fees in order to preserve customer relationships or to expand the use of our map data and solutions to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our map data and solutions or other benefits to fully offset the effects of these reductions. If we are unable to achieve related increases in the use of our map data and solutions to fully offset the effects of reductions in per-unit license fees, our revenues could suffer.

Digital map data piracy exists in China, and our inability to adequately protect against the illegal copying and selling of our digital map data could adversely affect our revenues.

Like many other software products, digital map data is vulnerable to piracy. While China has made progress to address the problem of piracy of intellectual property, the current legal system for intellectual property protection is still not well developed. Piracy of digital map data exists in China and is widespread in the portable navigation device market, where the map data formats used by different portable navigation device manufacturers are similar, making it easier to use pirated digital map data. Although we have taken a number of security measures to prevent piracy, and each copy of digital map data sold by us has been encrypted in accordance with the applicable government regulations, our digital map data has been illegally copied and sold through various channels because those security measures are not always effective against unlawful copying. We have not taken any legal actions against those who have pirated our map data. Preventing piracy is difficult, time-consuming and expensive, and may divert significant management and staff resources from our business operations. Continued unauthorized copying and piracy of our map data not only could adversely affect our revenues, but may also harm our reputation if the unauthorized copy is incomplete, out of date, or of substandard quality. In addition, large scale piracy of our digital map data could significantly impede our ability to recoup the substantial investments we have made in building and maintaining our digital map database.

If we are unable to achieve and maintain certain required quality assurance standards, our key customers may not do business with us.

Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards. We have obtained some of these certifications. For instance, in July 2009, we were granted the ISO/TS 16949:2002 certificate for our automotive navigation map design and production operations. The ISO/TS 16949 standard applies to the design/development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of quality process management. We cannot assure you that we will be able to continue to meet these standards on an on-going basis in the future. Our customers may later require us to obtain and maintain certifications under different or more stringent standards, which we may or may not be able to accomplish. If we are unable to obtain and maintain such certifications, those customers may refuse to do business with us, which could materially reduce our revenues and adversely affect our reputation.

A substantial portion of our cost of revenues is not directly linked to the level of our revenues. As a result, any shortfall in revenues could adversely affect our gross profit.

The majority of our cost of revenues is related to data collection and processing, which serve as the foundation for all aspects of our business. As a result, our cost of revenues is not directly linked to the level of our revenues. In addition, as we pursue the expansion of our business in the public sector and enterprise applications and wireless/Internet location-based services market segments, our cost levels are based, in part, on our expectation of future revenues from those market segments. However, we may not be able to achieve the growth of revenues as we anticipated. Any shortfall in revenues relative to our expectations in any given period would not necessarily result in a proportionate reduction in our costs, and could therefore have a material adverse effect on our operating results.

Our growth will depend in part on adding new solutions to our portfolio or adapting our business models in response to rapid changes in our industry, which can require significant expenditures in advance of revenues.

We face constant pressure to provide our customers and end-users with new solutions that incorporate the latest technology. We must make significant expenditures to research and develop new navigation and location-based solutions before we can generate any revenues from those new solutions. We may also be required to make unanticipated expenditures, for instance, to acquire key technologies to support or expand our solutions and replace outdated or failing equipment. In addition, we may need to change our business models from time to time in response to the rapid changes in China’s navigation and location-based services industry. The new business models may require substantial upfront capital expenditures. If our new solutions are not received favorably by our customers or the end-users or the new business models adopted by us do not work as well as we had expected, we may not be able to generate sufficient revenues to recoup the significant upfront expenditures, and our results of operations and financial position would be adversely affected.

The surveying and mapping business is highly regulated in China. If we fail to comply with applicable laws, rules and regulations, our surveying and mapping qualification certificates could be suspended or revoked, which would materially impede our business.

Due to national security concerns, the surveying and mapping business is highly regulated in China and is subject to a complex set of laws, rules and regulations administered primarily by the State

Bureau of Surveying and Mapping. Only entities that have been granted a surveying and mapping qualification certificate for digital navigation map production by the State Bureau of Surveying and Mapping are permitted to engage in data collection, editing, processing, formatting, geographic information integration and other digital map production activities. In addition, the servers on which the map data are stored must be kept inside China with public Internet protocol addresses provided. AutoNavi Software, our variable interest entity in China, holds a Class A surveying and mapping qualification certificate for digital navigation map production and related activities, valid until December 31, 2014. Xingtiandi Technology, a subsidiary of AutoNavi Software, holds a Class A surveying and mapping qualification certificate for aerial photogrammetry. We cannot assure you that AutoNavi Software and Xingtiandi Technology will always be in compliance with the various laws, rules and regulations governing the surveying and mapping business. If either of them is found to be in violation of any of these laws, rules and regulations, we could face severe penalties, including postponement or denial of annual registration, downgrading of professional qualification, and suspension or even revocation of the Class A surveying and mapping qualification certificates. Any of these penalties could materially impede our ability to create, improve, license or distribute solutions incorporating digital map data, which could materially and adversely affect our financial condition and results of operations.

We rely on a third-party holder of a publishing license for electronic publication of our digital map data. If we are unable to continue the use of this license, our business could be adversely affected.

Under the relevant PRC laws and regulations, our digital map data are deemed electronic publications, which can only be published by a publishing entity with a publishing license for electronic publications granted by the General Administration of Press and Publications. Since we do not have such a license, we have entered into an agreement with SinoMaps Press, a publishing entity that holds a publishing license for electronic publications. Under the agreement, SinoMaps Press is responsible for reviewing, seeking approval for and publishing the digital maps we produce and deliver to them. For each electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the State Bureau of Surveying and Mapping and the General Administration of Press and Publications for approval. Our agreement with SinoMaps Press is effective until November 2014. We cannot assure you that SinoMaps Press will agree to renew this agreement upon the expiration of the current term. If we fail to renew the agreement with SinoMaps Press or enter into a replacement contract with another holder of a publishing license for electronic publications, our business could be adversely affected.

We depend on in-dash navigation system manufacturers to distribute our digital map data to automobile manufacturers, and any delays or errors in the distribution of our map data to automobile manufacturers could adversely affect our business.

In the in-dash navigation systems market, it is critical that we maintain a good reputation among automobile manufacturers, whether we have entered contracts with them directly or through in-dash navigation system manufacturers. We usually convert our digital map data into different proprietary formats of the in-dash navigation system manufacturers and send DVD copies or hard disk drives of the converted map data to these companies. These companies then distribute the DVDs or hard disk drives along with their own products to the automobile manufacturers. To the extent we continue to rely on in-dash navigation system manufacturers to distribute our map data, their failure to distribute our map data in a timely manner and meet the requirements of automobile manufacturers may harm our reputation and relationships with our automobile manufacturer customers.

If our customers do not accurately report the amount of fees owed to us under our agreements with them, we will not receive all of the revenues to which we are entitled.

For a portion of our sales to the portable navigation device manufacturers and our wireless/Internet location-based solutions business, we rely on our customers to accurately report the amount of fees owed to us under our agreements with them. Some of our agreements with our customers give us the right to audit their records to verify this information. However, these audits can be expensive, time-consuming and possibly harmful to our ongoing business relationships with our customers. To date we have not audited any customers and have relied primarily on the data in our customers’ reports. To the extent those reports are inaccurate, the revenues we collect from our customers could be materially less than the amount we would be entitled to from them. In addition, even if we conduct audits, there can be no assurance that any additional fees determined to be payable to us in such audits would be recoverable or that, if recoverable, such additional fees would be sufficient to cover our audit expenses.

We may not be able to effectively identify or pursue targets for acquisitions or investments, and even if we complete such transactions, we may be unable to successfully integrate them into, or realize anticipated benefits to, our business, which may adversely affect our growth and results of operations.

Historically, we have acquired new capabilities and additional customers through selected acquisitions. For example, we gained Internet-based map application capabilities in 2006 by acquiring control of MapABC Technology, one of our variable interest entities in China, a leading online map application solution provider in China. In 2006, we added aerial photogrammetry to our portfolio of solutions by acquiring Xingtiandi Technology, which holds a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping. We expect to continue to selectively acquire or invest in businesses that complement our existing business. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

Even if we complete the desired acquisitions or investments, such acquisitions and investments may expose us to new operational, regulatory, market and geographic risks and challenges, including:

•	diversion of our management’s attention and other resources from our existing business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire or invest in;

•	our inability to retain key personnel of the acquired or invested company;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

•	our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

•	unsatisfactory performance of the businesses we acquire or invest in;

•	our responsibility for the liabilities associated with the businesses we acquire, including those which we may not anticipate; and

•	our inability to maintain internal standards, controls, procedures and policies.

Any of these events could disrupt our ability to manage our business. These risks could also result in our failure to derive the intended benefits of the acquisitions or investments, and we may be unable to recover our investment in such initiatives or may have to recognize impairment charges as a result.

Furthermore, the financing and payment arrangements we use in any acquisition could have a negative impact on you as an investor, because if we issue shares in connection with an acquisition, your holdings would be diluted. Moreover, if we take on significant debt to finance such acquisitions, we would incur additional interest expenses, which would divert resources from our working capital and potentially have a material adverse impact on our results of operations.

We face significant competition in the navigation and location-based services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose market share and our results of operations and financial condition may be materially and adversely affected.

The markets for navigation and location-based solutions in China are highly competitive. We compete for customers and business with other solution providers on the basis of, among other things, the coverage and accuracy of map data, the amount and accuracy of point of interest information, the frequency of database update, variety of presentation features, the ability to provide customized solutions to meet customers’ specific needs, price and variety and quality of solutions offered.

We face competition in each line of navigation and location-based solutions that we offer. In the in-dash navigation systems market, our primary competitor is NavInfo Co., Ltd. The portable navigation devices market for digital map solutions is highly competitive with multiple map data providers and, as a result, price competition is intense in that market. Some of our competitors in the automotive navigation market have formed joint ventures or have otherwise cooperated with the two major international digital map providers, NAVTEQ Corporation, a subsidiary of Nokia Corporation, and Tele Atlas N.V., a subsidiary of TomTom N.V. The global reach of these two companies, their pre-existing relationships with some of our key customers, their greater financial resources and their affiliation with global navigation hardware manufacturers may help our competitors expand their business in China. Competition in public sector and enterprise applications is primarily based on technology capability, service capacity, customer relations, price and ability to provide integrated solutions consisting of both map data and software applications. In mobile navigation and user-end map applications, we face competition primarily from several companies that offer similar solutions. The competition is primarily based on product design and marketing. In providing map application solutions to Internet websites, we compete primarily with Mapbar. In addition, as technology and the regulatory environment in China evolve, new entrants may enter the business of developing digital maps. For example, Google recently decided to stop using map data from Tele Atlas and now uses its own map data for the United States market. If China’s regulatory regime for digital map production changes in the future to allow foreign companies to develop digital maps on their own, demand for our map data and solutions could be adversely affected. Increased competition from our current competitors or new market entrants may result in price reductions, reduced profit margins and/or loss of market share by us.

We may not be able to sustain or improve the strength of our brand, and we may consequently experience difficulties in improving market acceptance.

We intend to maintain a clear and consistent brand across all of our solutions and in all of our markets. Maintaining and strengthening our brand will depend on our success in providing high-quality solutions that are favorably received by our customers and end-users. The strength of our brand also depends in part on our being a technology leader in providing navigation and location-based solutions, and we cannot be certain that our research and development efforts will continue to succeed in this regard. In addition, the strength of our brand depends in part on the products and services of third parties whose products incorporate our map data and over which we have little or no control. Defects, errors or failures in third-party products and services could damage our reputation or our brand. Any negative publicity of our map database or solutions, or otherwise about our company, may have a negative impact on our reputation or brand. If we fail to increase awareness of our brand and strengthen our reputation for providing high-quality solutions, or if any other factor negatively affects our reputation or our brand image, our business, results of operations or financial condition could be materially and adversely affected.

If we fail to manage our growth effectively, our business may be materially and adversely affected.

We have grown in recent years. Our total net revenues grew from $29.7 million in 2007 to $45.5 million in 2008 and to $57.2 million in 2009, representing a CAGR of 38.8%, and increased by 42.7% from $11.6 million for the three months ended March 31, 2009 to $16.6 million for the three months ended March 31, 2010. There can be no assurance that we will be able to maintain our past rates of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new navigation and location-based solutions or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges. Any of these endeavors will involve risks and require substantial management resources and attention. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our solutions, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of patent, copyright, software registration, trade secret, trademark and unfair competition laws and contractual rights to establish and protect our intellectual property rights for our database, software and related technologies. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other developed countries. Current or potential competitors may use our intellectual property without our authorization in the development of databases, software or technologies that are substantially equivalent or superior to ours, which could reduce demand for our solutions, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-

consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and may result in the loss of significant rights by us.

The validity, enforceability and scope of protection of intellectual property rights in digital map-related industries in China are evolving and uncertain. Many industry participants actively seek protection for digital map-related technologies, including through copyright or patent registration and litigation. Copyrights or patents issued or pending that are held by others may cover significant aspects of our technologies, solutions or business methods. Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that infringement claims will not be asserted against us in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our technologies, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our customer relationships and harm our reputation.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be adversely affected if we lose their services or if their outside business interests create conflicts or give rise to negative publicity.

Our future success depends heavily on the continued services of our current executive officers, particularly Jun Hou, our chairman, Congwu Cheng, our chief executive officer, and Jun Xiao, our chief operating officer. We also rely on the skills, experience and efforts of other employees, including management, sales, support, research and development, technical and services personnel. Qualified employees are in high demand throughout technology-based industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If one or more of our executive officers or other key employees is unable or unwilling to continue in their present positions, we may not be able to find suitable replacements easily or at all, which may disrupt our business operations. We do not have key person insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

In addition, some of our executive officers may have other business dealings or activities outside their employment with us that are relating to digital map information, navigation and location-based solutions, and similar businesses, as well as businesses outside of our industry. Conflicts of interest may arise between their outside business interests and our company. We do not believe any of our executive officers currently has a conflict of interest with us. In the event that a conflict of interest occurs in the future, we expect our executive officers to abide by our code of business conduct and ethics and their obligations under their respective employment agreements. If any of them does not abide by the above, we intend to resort to appropriate remedies to address the situation. However, we cannot assure you that conflicts of interests, if any, will always be resolved in our favor. In addition, if any of the business associates or entities in which our executive officers are involved makes any claims or initiates litigation against them or against us, we may also be subject to costly legal proceedings and claims. Our directors and senior management could also be subject to scrutiny by the media and the public, which may result in press coverage of unverified, inaccurate or misleading information about them. Negative publicity about our directors or senior management, even if untrue or inaccurate, may have an adverse impact on our reputation and the trading price of our ADSs.

Our operations rely on our technology, telecommunications and other infrastructure systems, which can suffer failures and business interruptions that could increase our operating costs and cause delays in our operations.

Our systems and operations are vulnerable to damage or interruption from fire, earthquake, flood, power loss, computer hardware and software failure, telecommunications failure, computer hacking and similar events. Our disaster recovery plans and redundant systems may not be sufficient to cure such system failures in a timely manner. The occurrence of a natural disaster or unanticipated problems with our technology, telecommunications and other infrastructure systems at our offices in the Changping Hi-tech Park, Beijing, where we keep our production facility and the servers that store our digital map database and run our technology platforms, could cause interruptions or delays in the ongoing development and enhancement of our digital map database and related software, and inhibit our ability to timely deliver our solutions to our customers, which in turn could cause us to lose customers or revenues. Similarly, system failures and operational interruptions of our customers could also adversely affect our own revenues. Our technology, telecommunications and other infrastructure systems may also be subject to capacity constraints which would cause increased operating costs in order to overcome these constraints.

In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified certain material weaknesses and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2009. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weaknesses identified primarily related to: (i) lack of accounting personnel with appropriate U.S. GAAP knowledge; and (ii) lack of an accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than automobile insurance on certain vehicles, property and casualty insurance on some of our assets and group accident insurance for our field survey employees, we do not have commercial insurance coverage on our digital map database, other assets and personnel, nor do we have insurance to cover our business or interruptions of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may be unable to manage risks associated with our potential expansion into international markets.

We may expand our business into international markets in the future. In our international expansion, we may face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. Any of these or other factors could have an adverse effect on our sales or costs, on the market acceptance of our solutions or on our ability to compete in one or more jurisdictions, which could have a material adverse effect on our business, results of operations or financial condition.

Expansion into international markets may place significant additional burdens on our senior management and our sales and marketing teams. We also may not be able to process and make available to our customers navigation and location-based solutions for a new geographic market in a timely or commercially favorable manner, in the native language or without substantial errors. Moreover, our ability to expand successfully depends in part on our establishing sufficient operational resources and infrastructure. Our sales and marketing efforts in a new geographic market may fail to establish a viable distribution network or our solutions may not gain market acceptance or brand recognition sufficient to offset the costs of geographic expansion. If we fail to properly manage these risks, we may incur higher expenses and lower revenues, and any geographic expansion we undertake could have a material adverse effect on our business, results of operations or financial condition.

End-user privacy concerns may limit the growth of our solutions.

Concerns have been raised with respect to the possibility that GPS-based navigation products could be used to violate personal privacy by making available a record of a person’s geographical location to others. While we do not directly collect data on the location of individual end-users, our location-based solutions could enable our mobile operator customers to collect such data if they chose to do so. The technological potential of our current or future solutions may create privacy concerns in the general public. If these or other problems with public opinion arise in connection with our solutions or the navigation and located-based services industry in general, or if new laws or regulations are passed relating to privacy concerns, our reputation, results of operations or financial condition could be materially and adversely affected.

Our business and results of operations may be adversely affected by a severe and prolonged global economic downturn and the corresponding slowdown of the Chinese economy.

Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009 and significant market volatility in 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn.

Since we derive all of our revenues from our navigation and location-based solutions in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenues in the automotive navigation and wireless location-based solutions segments ultimately depend on end-user spending, which in turn depend on the end-users’ level of disposable income, perceived future earnings and willingness to spend. As there are still substantial uncertainties in the current and future conditions in the global and Chinese economies, consumers may avoid purchasing new automobiles and reduce their spending on discretionary items, such as portable navigation devices and wireless location-based services. Moreover, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payments from such customers. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our raw data, digital map database and technology systems. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area.

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by the influenza A (H1N1). Any outbreak of avian influenza, SARS, the influenza A (H1N1), or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause severe disruption to our daily operations, including our field survey, data production and sales and marketing activities, and may even require a temporary closure of our data production facilities.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services. Specifically, a foreign investor may only hold a minority interest in a Chinese entity that engages in surveying and mapping, and foreign-invested companies are prohibited from engaging in the production of digital navigation maps and aerial photogrammetry. In addition, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our PRC subsidiary, AutoNavi Technology, two affiliated companies in the PRC, AutoNavi Software and MapABC Technology, and their respective shareholders. AutoNavi Software and MapABC Technology and their subsidiaries hold the licenses and permits necessary to conduct our surveying and mapping business, value-added telecommunication services and related businesses in China.

Our contractual arrangements with AutoNavi Software and MapABC Technology and their respective shareholders enable us to:

•	exercise effective control over AutoNavi Software and MapABC Technology;

•

receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology in consideration for the services provided by AutoNavi Technology, our wholly-owned subsidiary in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of AutoNavi Software and MapABC Technology when and to the extent permitted by PRC law.

Because of these contractual arrangements, we become the primary beneficiary of AutoNavi Software and MapABC Technology and hence treat them as our variable interest entities and consolidate their results.

If we, our PRC subsidiary or either of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, including the restrictions on foreign ownership of companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Bureau of Surveying and Mapping, which regulates digital navigation map production and aerial photogrammetry, the Ministry of Industry and Information Technology, which regulates value-added telecommunication services, and General Administration of Press and Publication, which regulates electronic and Internet publication, as well as the Ministry of Commerce, which is the primary regulator of foreign investment in China, and the National Development and Reform Commission, would have broad discretion in dealing with such violations or failures, including:

•	revoking the business and operating licenses and surveying and mapping qualification certificates of our PRC subsidiary and variable interest entities;

•	discontinuing or restricting our PRC subsidiary’s and variable interest entities’ operations;

•

imposing fines, confiscating the income from our PRC subsidiary and variable interest entities’ operations, or imposing conditions or other requirements with which we or our PRC subsidiary or variable interest entities may not be able to comply;

•	requiring us or our PRC subsidiary and variable interest entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

In many cases, existing regulations with regard to investments from foreign investors in the companies that engage in surveying and mapping, the production of digital navigation maps, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. Most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure. Accordingly, we cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted and the interpretation of existing regulations may change, any of which could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with AutoNavi Software and MapABC Technology and their shareholders for our China operations, which may not be as effective as direct ownership, in providing operational control.

We rely on contractual arrangements with our variable interest entities, AutoNavi Software and MapABC Technology, and their shareholders to operate our business. For a description of these contractual arrangements, see “Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Under the equity pledge agreements between our subsidiary AutoNavi Technology and the respective shareholders of AutoNavi Software and MapABC Technology, those shareholders pledged their equity interests in AutoNavi Software and MapABC Technology to AutoNavi Technology to secure AutoNavi Software’s and MapABC Technology’s obligations under the exclusive technology and consulting service agreements, the know-how license agreements and, in the case of AutoNavi Software, the domain name license agreement and the patent license agreement. Our PRC counsel, Jun He Law Offices, has advised us that these pledges were duly created by recording the pledge on AutoNavi Software’s and MapABC Technology’s respective register of shareholders in accordance with the PRC Security Law. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge will not be effective unless it has been registered with the relevant administration for industry and commerce. AutoNavi Software and MapABC Technology intend to apply for such pledge registrations. If AutoNavi Software and MapABC Technology are unable to register the pledges, the pledges may be deemed ineffective under the PRC Property Rights Law. As a result, if AutoNavi Software and MapABC Technology breach their obligations under the various agreements described above, AutoNavi Technology may not be able to successfully enforce the pledges.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our PRC subsidiary, our variable interest entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities and their subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws, and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among AutoNavi Technology, our wholly-owned subsidiary in China, AutoNavi Software and MapABC Technology, our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust AutoNavi Software and MapABC Technology’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of, for PRC tax purposes, expense deductions recorded by AutoNavi Software and MapABC Technology, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on AutoNavi Software and MapABC Technology for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our consolidated net income could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay punitive interest.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Some of our founders and executive officers are direct and indirect owners of AutoNavi Software and MapABC Technology. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our variable interest entities. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AutoNavi Technology, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If AutoNavi Technology incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AutoNavi Technology currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, AutoNavi Technology, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as AutoNavi Technology is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of AutoNavi Technology to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and variable interest entities or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and variable interest entities. We may make loans to our PRC subsidiary and variable interest entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to AutoNavi Technology to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange. We may also decide to finance AutoNavi Technology by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in the surveying and mapping business or value-added telecommunication services, including but not limited to Internet content services, as well as licensing and other regulatory issues.

On August 29, 2008, the State Administration of Foreign Exchange promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the State Administration of Foreign Exchange strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without the State Administration of Foreign Exchange’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or any variable interest entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency—denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth, including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. Since January 2010, however, the People’s Bank of China has increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for our solutions, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

The navigation and location-based services industry is highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Bureau of Surveying and Mapping, the General Administration of Press and Publications and the Ministry of Industry and Information Technology, are empowered to issue and implement regulations governing various aspects of the navigation and location-based services industry.

We are required to obtain various licenses and permits from different regulatory authorities in order to conduct our operations. See “Regulation—Regulations on Licenses.” According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that Provide Geographical Information Services jointly issued by eight government agencies on February 25, 2008, the publication of Internet maps is subject to the approval of the General Administration of Press and Publications and requires an Internet publishing license. We have been providing Internet map solutions since 2006, but have not obtained an Internet publishing license for such business. We have obtained a surveying and mapping qualification certificate for Internet map service from the State Bureau of Surveying and Mapping. However, we cannot rule out the possibility that the General Administration of Press and Publications may demand that we suspend our Internet map application business for the lack of an Internet publishing license in the future and impose severe penalties on us. Although we have not generated significant revenues from our Internet map application business, suspension of this business may adversely affect our growth and prospects. In addition, AutoNavi Software holds a publication operating license necessary for sales of our digital map data. However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation. We cannot rule out the possibility that the General Administration of Press and Publications may demand that ADF Navigation suspend its business for the lack of a publication operating license and impose severe penalties on ADF Navigation. According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the State Bureau of Surveying and Mapping on March 12, 2009 and May 10, 2010, respectively, the provision of Internet map services by any non-surveying and mapping enterprise is subject to the approval of the State Bureau of Surveying and Mapping and requires a qualification certificate. Our variable interest entity, MapABC Technology, intends to apply for a qualification certificate. However, we cannot assure you that MapABC Technology will be able to obtain the certificate as the above Standard was newly issued and the detailed implementation procedures have yet to be promulgated.

As the navigation and location-based services industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the navigation and location-based services industry.

We cannot assure you that we will be able to maintain our existing licenses and certificates or renew any of them when their current term expires. For example, our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, which was issued by the State Bureau of Surveying and Mapping, is valid until December 31, 2014 and subject to annual review. If we are unable to maintain and renew one or more of our licenses and certificates, particularly our Class A surveying and mapping qualification certificate for digital navigation map production and related activities, or obtain such renewals on commercially reasonable terms, our operations could be materially disrupted. Furthermore, if the PRC government requires additional licenses or permits in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits in a timely manner, or at all.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar. Under this revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the RMB exchange rates may change going forward.

The reporting and functional currency of our Cayman Islands holding company is the U.S. dollar. However, all of the revenues and most of the expenses of our consolidated operating subsidiary and variable interest entities are denominated in RMB. Substantially all of our sales contracts were denominated in RMB and substantially all of our costs and expenses are denominated in RMB. The net proceeds from this offering will be denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar–denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary, AutoNavi Technology, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. Therefore, AutoNavi Technology is able to pay dividends in foreign currencies to us without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the categories described above is transmitted on their website or is stored in its electronic bulletin service system, they must terminate the transmission of such information or delete such information immediately and keep records and report this to the relevant authorities. Failure to comply with these requirements could result in the revocation of the Internet content provider license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

The Ministry of Industry and Information Technology has published regulations that subject website operators to potential liabilities for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of the PRC government’s state secrets, is authorized to block any website it deems to be leaking state secrets or fail to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

Through MapABC Technology, our variable interest entity in China, we operate our MapABC.com website which, among other things, allows users to post location-related information on the website. As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information on our websites, and keep records and report to relevant authorities. In addition, we may be subject to significant penalties for violations of those regulations, and our operations and reputation could be adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the China Securities Regulatory Commission prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the China Securities Regulatory Commission approval requirement. On September 21, 2006, the China

Securities Regulatory Commission published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining the China Securities Regulatory Commission’s approval for overseas listings by special purposes vehicles. Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws, rules and regulations as well as the procedures announced on September 21, 2006:

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the China Securities Regulatory Commission currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

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given that we established AutoNavi Technology before September 8, 2006, the effective date of this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation, we are not required to submit an application to the China Securities Regulatory Commission for its approval of the listing and trading of our ADSs on the Nasdaq Global Market.

Since there has been no official interpretation or clarification of this regulation since its adoption, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the China Securities Regulatory Commission’s approval is required for this offering, we may face sanctions by the China Securities Regulatory Commission or other PRC regulatory agencies for failure to seek the China Securities Regulatory Commission’s approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The China Securities Regulatory Commission or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The regulation discussed above could also make it more difficult for us to pursue growth through acquisitions.

The regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. To date, we have conducted our acquisitions in China exclusively through our PRC variable interest entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our variable interest entities. Complying with the requirements of the new regulation to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The State Administration of Foreign Exchange has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, issued on November 1, 2005 and its implementation rules issued on November 24, 2005 and May 29, 2007, respectively, that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of the State Administration of Foreign Exchange in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the State Administration of Foreign Exchange, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their registration with the local branch of the State Administration of Foreign Exchange when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our PRC resident shareholders to file the necessary registrations and amendments as required under SAFE Circular No. 75 and related rules. However, we cannot provide any assurance that all of our shareholders who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

However, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the State Administration of Foreign Exchange issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under this rule, PRC citizens who participate in an employee stock ownership plan or a stock option plan of an overseas publicly listed company are required to register with the State Administration of Foreign Exchange and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employee stock ownership plan or stock option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan will be subject to these regulations when our company becomes a publicly listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Regulation—Regulations on Employee Stock Options Plan.”

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China has passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under the Foreign-Invested Enterprise Income Tax Law. The PRC Enterprise Income Tax Law (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The PRC Enterprise Income Tax Law and its implementing rules permit certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules of the Enterprise Income Tax Law, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. AutoNavi Technology, AutoNavi Software and MapABC Technology were recognized by the local provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprises” in May 2009, December 2008 and May 2009, respectively, and were further registered with the local tax authorities to be eligible to the reduced 15% enterprise income tax rate. The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation in practice and a three-year review by the relevant government authorities in China. If any of AutoNavi Technology, AutoNavi Software and MapABC Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to our wholly-owned PRC subsidiary and variable interest entities will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, the determining criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as AutoNavi Technology, were exempt from PRC withholding tax. We have been advised by our PRC counsel, Jun He Law Offices, that pursuant to the PRC Enterprise Income Tax Law, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of our PRC subsidiary, AutoNavi Technology. If our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of AutoNavi Technology, dividends that it receives from AutoNavi Technology may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Regulation—Regulations on Tax—Dividend Withholding Tax.”

We have been advised by our PRC counsel, Jun He Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations.

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list the ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our solutions or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide navigation and location-based solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the navigation and location-based services industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of $7.84 per ADS, representing the difference between the assumed initial public offering price of $11.50 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of March 31, 2010, after giving effect to the automatic conversion of our Series A preferred shares immediately upon the completion of this offering and net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 182,298,000 ordinary shares outstanding including 34,500,000 ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representative. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Upon completion of this offering, certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you, which contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the ordinary shares.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and executive officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiary and variable interest entities. All of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We have adopted an amended and restated memorandum and articles of association that will become effective immediately upon the closing of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors and executive officers, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

After this offering, our directors and executive officers will beneficially own approximately 44.9% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC in 2010, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In addition, if it is determined that we do not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2010 and any subsequent taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year 2010 or any future taxable year. The overall level of our passive assets will be affected by (i) future growth in activities that may potentially produce passive income (i.e., royalty income), and (ii) how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the navigation and location-based service market in China and internationally;

•	our expectations regarding demand for and market acceptance of our solutions;

•	our expectations regarding the retention and strengthening of our relationships with key customers;

•	our plans to invest in research and development to enhance our solution offerings;

•	competition in our industry in China and internationally; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The navigation and location-based services industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the navigation and location-based services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $75.9 million, or approximately $89.8 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $11.50 per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS would increase (decrease) the net proceeds to us from this offering by $7.0 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately $20 million to $30 million to expand our data processing facilities and build a research and development center;

•	approximately $10 million to $20 million to fund the capital expenditure for our aerial photogrammetry business; and

•	the balance for general corporate purposes, including funding potential acquisitions of complementary businesses, although we are not currently negotiating any such transactions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use, as described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our variable interest entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and variable interest entities or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 40,000,000 ordinary shares immediately upon the closing of this offering;

•

on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 40,000,000 ordinary shares immediately upon the closing of this offering, and the sale of 30,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $11.50 per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters’ option to purchase additional ADSs from us is not exercised.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of $)
Series A convertible redeemable preferred shares, $0.0001 par value, 40,000,000 shares authorized, 40,000,000 shares issued and outstanding	39,326	—	—
Equity:
Ordinary shares, $0.0001 par value, 460,000,000 shares authorized, 112,298,000 shares issued and outstanding, and 152,298,000 shares issued and outstanding on a pro forma basis	11	15	18
Additional paid-in capital(1)	29,451	68,773	144,691
Statutory reserve	4,100	4,100	4,100
Retained earnings	12,007	12,007	12,007
Accumulated other comprehensive income	7,943	7,943	7,943

Total AutoNavi Holdings Limited shareholders’ equity	53,512	92,838	168,759

Noncontrolling interest	2,519	2,519	2,519
Total equity(1)	56,031	95,357	171,278

Total capitalization(1)	95,357	95,357	171,278

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 would increase (decrease) each of additional paid-in capital, total equity and total capitalization by $7.0 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our Series A preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2010 was approximately $91.0 million, or $0.81 per ordinary share as of that date, and $3.24 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding Series A preferred shares into ordinary shares immediately upon the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2010, other than to give effect to the conversion of all outstanding Series A preferred shares into ordinary shares immediately upon the completion of this offering and our sale of the ADSs offered in this offering at the assumed initial public offering price of $11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2010 would have been $166.9 million, or $0.92 per ordinary share and $3.66 per ADS. This represents an immediate increase in net tangible book value of $0.32 per ordinary share and $1.27 per ADS to the existing shareholders and an immediate dilution in net tangible book value of $1.96 per ordinary share and $7.84 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	$2.875	$11.50
Net tangible book value as of March 31, 2010	$0.81	$3.24
Pro forma net tangible book value after giving effect to the conversion of our Series A preferred shares	$0.60	$2.39
Pro forma net tangible book value after giving effect to the conversion of our Series A preferred shares and this offering	$0.92	$3.66
Amount of dilution in net tangible book value to new investors in this offering	$1.96	$7.84

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our Series A preferred shares and this offering from (ii) the assumed initial public offering price.

The following table summarizes, on a pro forma basis as of March 31, 2010, the differences between existing shareholders, including holders of our Series A preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs from us granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	152,298,000	83.5%	$58,233,049	40.3%	$0.38	$1.53
New investors	30,000,000	16.5%	$86,250,000	59.7%	$2.875	$11.50

Total	182,298,000	100.0%	$144,483,049	100.0%

A $1.00 increase (decrease) in the assumed public offering price of $11.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by $7.0 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our Series A preferred shares and this offering by $0.04 per ordinary share and $0.15 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.21 per ordinary share and $0.85 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 14,824,600 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.42 per share, and there were 6,412,400 ordinary shares available for future issuance upon the exercise of future grants under our 2007 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in China and all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.8258 to $1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 11, 2010, the noon buying rate was RMB6.8320 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rates of RMB into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 11, 2010)	6.8320	6.8294	6.8322	6.8268

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Thorp Alberga, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Thorp Alberga has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provisions of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

CORPORATE STRUCTURE

Applicable PRC laws and regulations provide that foreign investors may only hold a minority interest in surveying and mapping companies formed in China. Moreover, foreign-invested surveying and mapping companies are prohibited from, among other things, producing digital navigation maps and providing aerial photogrammetry services. In addition, foreign investment in companies engaged in value-added telecommunication services, including but not limited to Internet content services, cannot exceed 50%. As a Cayman Islands corporation, we are deemed a foreign legal person under PRC laws. Accordingly, our PRC subsidiary, AutoNavi Technology, which is considered a wholly foreign-owned enterprise, is currently ineligible to engage in the production of digital navigation map data, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services.

We conduct our operations in China primarily through our variable interest entities in China, AutoNavi Software and MapABC Technology. AutoNavi Technology, each of AutoNavi Software and MapABC Technology and their respective shareholders have entered into a series of agreements that enable us to exercise effective control over AutoNavi Software and MapABC Technology in consideration for the services provided by our subsidiary in China. We have been and are expected to continue to be dependent on our variable interest entities to operate our business if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over AutoNavi Software and MapABC Technology and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China validly and legally.

Our contractual arrangements with AutoNavi Software and MapABC Technology and their shareholders enable us to:

•	exercise effective control over AutoNavi Software and MapABC Technology;

•	receive substantially all of the economic benefits of AutoNavi Software and MapABC Technology in consideration for the services provided by our subsidiary in China; and

•	have an exclusive option to purchase all of the equity interests in AutoNavi Software and MapABC Technology, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following diagram illustrates our corporate structure immediately upon the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs from us:

Pre-IPO individual beneficial owners
Pre-IPO private equity investors
Public investors
61.6%
19.5%
18.9%
AutoNavi Holdings Limited
(Cayman Islands)
100%
100%
AutoNavi International Limited
(BVI)
AutoNavi Investment Limited
(BVI)
100%
100%
AutoNavi Asia Limited
(Hong Kong)
AutoNavi Japan Limited
(Japan)
Outside China
Inside China
100%
AutoNavi Information Technology Co., Ltd.
("AutoNavi Technology")
Eight pre-IPO individual owners
100%
AutoNavi Software Co., Ltd. (1)
("AutoNavi Software")
Two pre-IPO individual owners
100%
Beijing MapABC Technology Co., Ltd.
("MapABC Technology")
100%
Beijing Xingtiandi Information Technology Co., Ltd.
("Xingtiandi Technology")
100%
Shenzhen Xuancai Technology Co., Ltd.
100%
Xiamen AutoNavi Software Co., Ltd.
75%
Beijing Zhongke Puhui Technology Development Co., Ltd. (2)
70%
Beijing Yadao Xingkong Advertising Co., Ltd. (3)
70%
Beijing Yadao Media & Culture Development Co., Ltd. (3)
61.9%
Beijing ADF Navigation Technology Co., Ltd. (4)
("ADF Navigation")
Equity Interest
Contractual arrangements.

(1) In addition to the subsidiaries listed here, AutoNavi Software also holds 21.58% equity interest in Beijing 95190 Information Technology Co., Ltd. and 20% equity interest in Beijing Xiejin Technology Development Co., Ltd.

(2) The remaining equity interests are owned by China Academy of Science State-owned Assets Management Co., Ltd., a state-owned company.

(3) The remaining equity interests are owned by Zailang Gao, an original shareholder of this company.

(4) The remaining equity interests are owned by Aisin AW Co., Ltd., Fujitsu Ten Limited, Alpine Electronics, Inc. and Fujitsu (China) Co., Ltd.

The following is a summary of the currently effective contracts among our subsidiary AutoNavi Technology, our variable interest entities AutoNavi Software and MapABC Technology, and the respective shareholders of AutoNavi Software and MapABC Technology.

Agreements that Provide Us Effective Control over AutoNavi Software and MapABC Technology

Operating Agreements.    Pursuant to the operating agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software must designate the candidates nominated by AutoNavi Technology to be the directors on its board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives. AutoNavi Software also agrees to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. Moreover, AutoNavi Software agrees that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Such transactions include incurrence or assumption of any indebtedness; sale or purchase of any assets or rights, including but not limited to intellectual property rights; incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under this agreement to a third party. The term of this agreement will expire on September 27, 2016 and may be extended with AutoNavi Technology’s written confirmation prior to the expiration date. The term of the extension will be determined by AutoNavi Technology in its written confirmation. AutoNavi Technology may terminate the agreement at any time by providing 30 days’ advance written notice to AutoNavi Software and to each of its shareholders. Neither AutoNavi Software nor any of its shareholders may terminate this agreement prior to its expiration date.

The operating agreement and the supplementary agreement among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the operating agreement described above.

Equity Pledge Agreements.    Pursuant to the equity pledge agreement between AutoNavi Technology and the shareholders of AutoNavi Software, the shareholders of AutoNavi Software pledge all of their equity interests in AutoNavi Software to AutoNavi Technology to guarantee AutoNavi Software’s performance of its obligations under the exclusive technology consulting and service agreement, know-how license agreement, domain name license agreement and patent license agreement. If AutoNavi Software breaches its contractual obligations under those agreements, AutoNavi Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of AutoNavi Software agree that, during the term of the equity pledge agreement, without prior written consent of AutoNavi Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice AutoNavi Technology’s interest. During the term of the equity pledge agreement, AutoNavi Technology is entitled to receive all the dividends paid on the pledged equity interests. The equity pledge agreement will expire when AutoNavi Software has fully performed its obligations under the exclusive technology consulting and service agreement, know-how license agreement, domain name license agreement and patent license agreement.

The equity pledge agreement between AutoNavi Technology and the shareholders of MapABC Technology is substantially similar to the equity pledge agreement described above, except that the equity interests in MapABC Technology are pledged to secure MapABC Technology’s performance of its obligations under the exclusive technology consulting and service agreement and know-how license agreement.

Power of Attorney.    Pursuant to the irrevocable powers of attorney, the shareholders of AutoNavi Software each appointed Mr. Congwu Cheng as their attorney-in-fact to vote on their behalf on all matters of AutoNavi Software requiring shareholder approval under PRC laws and regulations and the articles of association of AutoNavi Software. The appointment of Mr. Cheng as the attorney-in-fact is conditional upon his being an officer of AutoNavi Technology. Each power of attorney will remain in force until the earlier of the following events: (1) if the shareholder is instructed by AutoNavi Technology to designate another PRC citizen to be his attorney-in-fact because Mr. Cheng no longer holds any position with AutoNavi Technology, and (2) the operating agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software is terminated.

The shareholders of MapABC Technology have also each executed an irrevocable power of attorney appointing Mr. Congwu Cheng as their attorney-in-fact to vote on their behalf on all matters of MapABC Technology requiring shareholder approval, with terms substantially similar to the power of attorney executed by the shareholders of AutoNavi Software described above.

Agreements that Transfer Economic Benefits to Us

Exclusive Technology Consulting and Service Agreements.    Pursuant to the exclusive technology consulting and service agreement between AutoNavi Technology and AutoNavi Software, AutoNavi Technology has the exclusive right to provide to AutoNavi Software technology consulting and services related to geographic information systems (GIS), GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, wireless and Internet location-based services, and certain other business areas. Without the prior written consent of AutoNavi Technology, AutoNavi Software may not accept technology consulting and services relating to the above business areas provided by any third party with a contract price exceeding RMB1 million ($146,503). AutoNavi Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. AutoNavi Software agrees to pay annual service fees to AutoNavi Technology in an amount equal to a certain percentage of AutoNavi Software’s annual net revenues. AutoNavi Technology is entitled to adjust the service fee rate from time to time according to the amount of services it has provided to AutoNavi Software. The term of this agreement will expire on September 27, 2016 and may be extended only with AutoNavi Technology’s written confirmation prior to the expiration date. The parties to this agreement will review the agreement at three-month intervals and decide if any amendment is needed. AutoNavi Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to AutoNavi Software.

The exclusive technology consulting and service agreement between AutoNavi Technology and MapABC Technology is substantially similar to the exclusive technology consulting and service agreement described above.

Patent, Know-how and Domain Name License Agreements.    Pursuant to the patent, know-how and domain name license agreements between AutoNavi Technology and AutoNavi Software, AutoNavi Technology grant AutoNavi Software a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. AutoNavi Software can only use the patents, know-how and domain names to conduct business according to its authorized business scope. The annual license fee is RMB50,000 ($7,325) for each patent, RMB10,000 ($1,465) for each domain name and RMB50,000 ($7,325) for all the know-how. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how. These agreements have ten-year terms generally, but in the case of the patent and domain name, the license agreements may expire at the expiration date of the patent and domain name, respectively, if it is less than ten years from the date of the agreement. In addition, with AutoNavi Technology’s written confirmation prior to the expiration date, all the license agreements can be extended for one year. The parties will review each agreement at three-month intervals and determine if any amendment is needed.

The know-how license agreement between AutoNavi Technology and MapABC Technology is substantially similar to the know-how license agreement described above.

Agreements that Provide Us the Option to Purchase the Equity Interest in AutoNavi Software and MapABC Technology

Exclusive Purchase Option Agreements.    Pursuant to the exclusive purchase option agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software, AutoNavi Software’s shareholders irrevocably grant AutoNavi Technology (or its designated representative(s)) an exclusive option to purchase, to the extent and in the minimum amount permitted under PRC law, all or part of their equity interests in AutoNavi Software. AutoNavi Technology or its designated representative(s) has sole discretion to decide when to exercise the option, whether in part or in full. Without the prior written consent of AutoNavi Technology, AutoNavi Software may not amend the articles of association, increase or decrease the registered capital, sell, transfer, mortgage, create or allow any encumbrance or otherwise dispose of the assets, business, revenues or other beneficial interests, incur or assume any indebtedness, or enter into any material contracts with an amount exceeding RMB1 million ($146,503), except in the ordinary course of business. The term of the agreement will expire on September 27, 2016 and may be extended for an additional ten years at AutoNavi Technology’s discretion.

The exclusive purchase option agreement and the supplementary agreement among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology contain terms substantially similar to the exclusive purchase option agreement described above.

In the opinion of Jun He Law Offices, our PRC legal counsel:

•	the ownership structures of our variable interest entities and our subsidiary in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiary, variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiary and our variable interest entities comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC navigation and location-based solutions businesses do not comply with PRC government restrictions on foreign investment in surveying and mapping and value-added telecommunication services, including but not limited to Internet content provision, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future periods.

Our selected consolidated financial data presented below for the years ended December 31, 2007, 2008 and 2009 and our balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements not included in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. We have not included financial information for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. The selected consolidated statement of operations data for the three months ended March 31, 2009 and 2010 and the selected consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $ except for share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	29,653	45,538	57,163	11,633	16,599
Cost of revenues(1)	(12,292)	(18,842)	(20,031)	(4,335)	(5,668)

Gross profit	17,361	26,696	37,132	7,298	10,931

Operating expenses(1)
Research and development	(3,167)	(5,045)	(7,338)	(1,585)	(2,471)
Selling and marketing	(2,148)	(3,591)	(5,608)	(1,422)	(2,276)
General and administrative	(7,523)	(9,264)	(9,613)	(1,747)	(4,522)
Impairments of goodwill and indefinite-lived intangible assets	—	(674)	—	—	—

Total operating expenses	(12,838)	(18,574)	(22,559)	(4,754)	(9,269)

Government subsidies	2,308	387	1,016	59	57
Operating income	6,831	8,509	15,589	2,603	1,719

Investment income	1,296	324	109	1	—
Interest income	959	324	295	96	72
Interest expense	(249)	—	—	—	—
Impairment loss on short-term investment	—	(2,000)	—	—	—

Income before income taxes, share of net income of equity accounted investment and discontinued operations	8,837	7,157	15,993	2,700	1,791

Income tax expense	(1,530)	(1,145)	(1,144)	(207)	(637)
Share of net income (loss) of equity method accounted investment	—	(121)	156	(91)	13

Income from continuing operations	7,307	5,891	15,005	2,402	1,167

Loss on discontinued operations, net of tax(1)(2)	(1,575)	(2,212)	(4,181)	(708)	—
Net income	5,732	3,679	10,824	1,694	1,167

Less: Net income (loss) attributable to noncontrolling interest	(13)	1,476	433	132	270
Net income attributable to AutoNavi Holdings Limited shareholders	5,745	2,203	10,391	1,562	897

Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.05	0.03	0.10	0.01	0.01
Diluted	0.05	0.03	0.10	0.01	0.01
Net income from continuing operations per Series A preferred share-Basic	0.05	0.03	0.10	0.01	0.01

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.01)	(0.02)	(0.03)	(0.00)	—
Diluted	(0.01)	(0.02)	(0.03)	(0.00)	—
Net loss on discontinued operations per Series A preferred share-Basic	(0.01)	(0.02)	(0.03)	(0.00)	—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.04	0.01	0.07	0.01	0.01
Diluted	0.04	0.01	0.07	0.01	0.01
Net income per Series A preferred share-Basic	0.04	0.01	0.07	0.01	0.01

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $ except for share, per share and per ADS data)
Net income per ADS attributable to AutoNavi Holdings Limited shareholders:(3)
Basic	0.15	0.06	0.27	0.04	0.02
Diluted	0.15	0.06	0.26	0.04	0.02
Weighted average number of shares used in calculating net income per ordinary share:
Basic	114,000,000	114,000,000	115,675,022	114,000,000	108,292,011
Diluted	154,000,000	154,000,000	157,188,766	154,000,000	158,515,244
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	40,000,000	40,000,000	40,000,000

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	268	—	385
Research and development	—	—	601	—	595
Selling and marketing	—	—	143	—	720
General and administrative	—	—	1,864	—	2,573
Discontinued operations	—	—	1,956	—	—

Total share-based compensation expenses	—	—	4,832	—	4,273

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this prospectus.

(3)	Each ADS represents four ordinary shares.

	As of December 31,			As of March 31,
	2007	2008	2009	2010
	(in thousands of $)
Consolidated Balance Sheet Data
Cash	33,531	28,777	34,716	39,795
Total current assets	61,946	62,268	76,009	82,418

Total assets	92,008	93,645	106,630	112,542

Total current liabilities	23,373	17,759	16,201	16,672
Total liabilities	24,437	18,423	16,733	17,185

Series A convertible redeemable preferred shares	39,326	39,326	39,326	39,326
Total equity	28,245	35,896	50,571	56,031

Total liabilities, series A convertible redeemable preferred shares and equity	92,008	93,645	106,630	112,542

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China. At the core of our business is a comprehensive nationwide digital map database that covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Almost all of China’s 1.3 billion people live within the areas covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 19 major cities and photo-realistic 3-D models of 16 cities for government related projects. We have also built a technology platform that enables us to develop solutions for our customers.

We have derived our revenues primarily from licensing our digital map data for use in in-dash navigation systems for automobiles and our navigation solutions for use in portable navigation devices. We also derive revenues through providing solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions and location-based enterprise solutions. In addition, we generate revenues by providing our digital map data and solutions to support the location-based services offered by China Mobile, the world’s largest mobile operator by number of subscribers, to several mobile phone manufacturers for pre-installation on their mobile phones, and to more than 6,500 Internet websites in China, including websites operated by Google and SINA.

In 2009, net revenues from our automotive navigation, public sector and enterprise applications and wireless/Internet location-based solutions businesses accounted for 63.3%, 25.1% and 9.0%, respectively, of our total net revenues. For the three months ended March 31, 2010, net revenues from our automotive navigation, public sector and enterprise applications and wireless/Internet location-based services businesses accounted for 73.8%, 13.8% and 10.7%, respectively, of our total net revenues.

Our net revenues increased from $29.7 million in 2007 to $45.5 million in 2008 and to $57.2 million in 2009, representing a CAGR of 38.8% from 2007 to 2009, and increased by 42.7% from $11.6 million for the three months ended March 31, 2009 to $16.6 million for the three months ended March 31, 2010. Net income attributable to AutoNavi Holdings Limited shareholders decreased by 61.7% from $5.7 million in 2007 to $2.2 million in 2008, and increased by 371.7% from $2.2 million in 2008 to $10.4 million in 2009. Net income attributable to AutoNavi Holdings Limited shareholders decreased by 42.6% from $1.6 million for the three months ended March 31, 2009 to $897,000 for the three months ended March 31, 2010. In 2009, we incurred share-based compensation expenses of $4.8 million, including $2.9 million from our continuing operations. For the three months ended March 31, 2010, our share-based compensation expenses were $4.3 million, compared to nil for the three months ended March 31, 2009.

Factors Affecting Our Results of Operations

Our business and operating results are affected by the general forces driving China’s navigation and location-based services industry, which include the overall national economic growth, the increase in disposable income, the sales of new vehicles equipped with in-dash navigation systems and sales of portable navigation devices, government policies and initiatives affecting demand for digital map data and location-based solutions, and the demand for wireless and Internet location-based solutions in China. Unfavorable changes in any of these general industry conditions could negatively affect our results of operations.

Our operating results are also affected by company-specific factors, including:

•	sales of products and services by our customers that incorporate our map data and solutions;

•	development of new solutions utilizing our digital map database;

•	ability to secure additional contracts and projects for our public sector and enterprise applications business; and

•	acquisitions.

Sales of products and services by our customers incorporating our map data and solutions

Our revenues are directly affected by the sales of products and services incorporating our map data and solutions, which include vehicles with in-dash navigation systems, portable navigation devices, mobile phones and wireless location-based services offered by China Mobile. The quality, coverage and depth of our digital map database directly affects the experience of the end-users. According to the Analysys In-Dash Report, sales of in-dash navigation systems in China are projected to grow at a CAGR of 44.6% from 348,000 units in 2009 to 1.1 million units in 2012. Sales of portable navigation devices in China are expected to increase from 1.5 million units in 2009 to 2.8 million units in 2012, representing a CAGR of 22.2%, according to the Analysys PND Report. In addition, China has the largest number of mobile subscribers in the world, reaching 786.5 million as of the end of April 2010, according to the PRC Ministry of Industry and Information Technology. Unit sales of GPS-enabled mobile phones in China are projected to grow at a CAGR of 128.6% from 7.4 million in 2009 to 88.4 million in 2012, according to Analysys International. The introduction of 3G mobile services by all three mobile operators in China in 2009, coupled with the increasing adoption of GPS in mobile phones, presents significant opportunities for location-based service providers as their applications become increasingly available to users.

The process of selecting the map data supplier for a new vehicle model and integrating the map data with the vehicle’s hardware and software environment is long, generally beginning two to four years before the new vehicle model is introduced in the market. Because of system compatibility concerns, the switching costs are relatively high, and once a map data supplier is selected for a particular vehicle model, the automobile manufacturer rarely changes the map data supplier for that model. We currently provide digital map data for use in over 100 vehicle models sold in China, including multiple Audi and BMW models and other international and domestic automobile models. On the other hand, it is relatively easy for portable navigation device manufacturers to switch map data and solution providers.

Our future operating results and growth prospects will largely depend on the growth in sales of our customers’ products and services incorporating our map data and solutions. Therefore, it is important that we retain existing key customers and develop business relationships with additional customers. Our agreements with China Mobile Liaoning regarding the nationwide digital map database and the new mobile navigation service will expire in December 2010. If China Mobile Liaoning does not renew these agreements, or if it proposes new commercial terms materially different from the current terms, revenues from our wireless location-based solutions business may be materially and adversely affected. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain our relationship with China Mobile, our wireless location-based solutions business and growth prospects could be materially and adversely affected.”

Development of new solutions utilizing our digital map database

Creating a comprehensive digital map database and related technology platform requires substantial upfront investments. We have created a comprehensive digital map database and technology platform, which can support a wide variety of applications, and will only need to make incremental investments to maintain and improve our database and technology platform and develop new solutions in the future. Our history reflects the scalability of our digital map database. Initially, we built our digital map database and technology platform to supply digital map data for in-dash navigation systems. Subsequently, we have expanded our offerings to include navigation solutions for portable navigation devices and mobile phones, and location-based solutions utilizing our map database and/or technology platform for public sector and enterprise customers, mobile operators and Internet service providers. Our future results of operations will depend in part on our ability to develop new revenue-generating solutions based on our digital map database and technology platform.

Ability to secure additional contracts and projects for our public sector and enterprise applications business

Our revenues from the public sector and enterprise applications business have typically been generated on a project basis. We provide aerial photogrammetry solutions to government agencies in connection with land usage surveys and other projects. We also develop 3-D digital city models and geographic information systems for local governments. In addition, we provide, on a project basis, location-based wireless data collection solutions to municipal governments and location-based solutions to enterprises for asset tracking, fleet management and other purposes. After completing a project, we need to secure new projects in order to generate additional revenues. The Chinese government increasingly uses geographic information to improve public services. For example, the State Bureau of Surveying and Mapping announced in 2006 the “Digital City Geospatial Framework” initiative to help municipal governments across China build standard citywide geographic information platforms. The State Bureau of Surveying and Mapping expects this initiative to be implemented in over 330 large and medium-sized cities and additional selected small cities by the end of 2015. As the Chinese government continues to invest in geographic information platforms and related applications, usage of digital map and location-based services in the public sector is likely to increase.

We expect to continue to generate a substantial portion of our public sector and enterprise applications business through individual projects. In addition, we are exploring opportunities to develop longer term relationships with public sector and enterprise customers that will generate recurring revenue streams. Our future operating results will be affected by our ability to secure additional contracts and projects for our public sector and enterprise applications business, particularly government contracts for our aerial photogrammetry solutions and 3-D modeling applications.

Acquisitions

Historically, our business expansion has been driven primarily by organic growth, supplemented by selected acquisitions of additional capabilities, customers or licenses. For example, we gained Internet-based map application capabilities in 2006 by acquiring control of MapABC Technology, a leading online map application solution provider in China. In 2006, we added aerial photogrammetry solutions to our solution portfolio by acquiring Xingtiandi Technology.

Net Revenues

Our net revenues are net of PRC business taxes and related surcharges. The following table sets forth our net revenues derived from each of our revenue sources, both in an absolute amount and as a percentage of total net revenues, for the periods presented.

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	$	%	$	%	$	%	$	%	$	%
	(in thousands, except percentages)
Net revenues:
Automotive navigation	21,491	72.5	29,527	64.8	36,210	63.3	6,940	59.7	12,258	73.8
Public sector and enterprise applications	5,159	17.4	10,579	23.2	14,350	25.1	3,199	27.5	2,293	13.8
Wireless/Internet location-based solutions	915	3.1	2,658	5.9	5,153	9.0	911	7.8	1,777	10.7
Other	2,088	7.0	2,774	6.1	1,450	2.6	583	5.0	271	1.7

Total net revenues	29,653	100.0	45,538	100.0	57,163	100.0	11,633	100.0	16,599	100.0

Automotive Navigation

Net revenues from the automotive navigation market accounted for 72.5%, 64.8%, 63.3% and 73.8% of our total net revenues in 2007, 2008, 2009 and the first quarter of 2010, respectively. We derive revenues in our automotive navigation business primarily from licensing our map data or navigation solutions for use in in-dash navigation systems and portable navigation devices.

In-dash Navigation Systems.    We derive revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation, a majority owned subsidiary of AutoNavi Software. We have entered into contractual relationships with both in-dash navigation system manufacturers and automobile manufacturers. Under these contracts, we charge a license fee for each copy of our digital map data delivered. We price our digital map data based on direct negotiations with our customers and may adjust the price from time to time in response to customer requests. In addition to the initial sale of map data, we also provide updated map data to our customers based on separately negotiated terms.

Our licensing revenues are affected primarily by the number of digital map data copies licensed, which in turn is directly linked to the number of vehicles sold equipped with in-dash navigation systems using our digital map data. The growth of our licensing revenues in the in-dash navigation systems market has been driven primarily by the growth in sales of existing vehicle models equipped with in-dash navigation systems using our digital map data. We expect that the future growth of our licensing revenues will also be driven by the additions of new vehicle models using our map data. Passenger car sales in China have grown rapidly in recent years, driven by rapid economic growth and the resulting increases in disposable income. Given China’s low vehicle penetration rate, we expect that the growth in passenger car sales, including sales of vehicles equipped with in-dash navigation systems, will continue. Moreover, we expect that the adoption rate of vehicles equipped with in-dash navigation systems, measured as a percentage of the total number of vehicles sold, will also increase. We believe that our sales volume in the in-dash navigation systems market will benefit from this growth trend. Any dramatic changes in China’s automotive market, however, could significantly affect our sales.

Portable Navigation Devices.    We license customized navigation solutions, ranging from digital map data to a total solution that consists of digital map data, the navigation engine and the user interface, to portable navigation device manufacturers. Under our contractual arrangements with portable navigation device manufacturers, we generally charge a license fee for each copy of our solutions provided to a customer. We price our customized solutions primarily based on the complexity of our solutions and market conditions and adjust our prices when needed.

Our licensing revenues from the portable navigation devices market in 2007, 2008, 2009 and the first quarter of 2010 were affected significantly by the timing and amount of the license fees we received from the one customer with which we had a fixed license fee arrangement. As sales to other portable navigation device manufacturers increase, we expect that our licensing revenues will increasingly be affected by the number of copies of our solutions licensed and the unit license fees. The number of copies of our navigation solutions licensed is directly linked to the sales by our customers of portable navigation devices incorporating our solutions. The unit license fees are affected primarily by competition. The portable navigation device market for digital map solutions is highly competitive with multiple map data providers. As a result of this and the relatively short product life cycles of portable navigation devices, we face greater pressure to lower prices and have adjusted prices more frequently than in the in-dash navigation systems market. We expect that this trend will continue in the future.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market accounted for 17.4%, 23.2%, 25.1% and 13.8% of our total net revenues in 2007, 2008, 2009 and the first quarter of 2010, respectively. We derive revenues in this market primarily from aerial photogrammetry solutions provided to government agencies for land use survey and other purposes. Revenues from aerial photogrammetry solutions are affected by the size of the areas covered by our aerial surveying and mapping missions. We also derive revenues from developing 3-D digital city models and geographic information systems for local governments and providing wireless data collection solutions to government agencies and location-based solutions to enterprises for asset tracking, fleet management and other purposes. We expect to develop more applications and endeavor to develop and sell solutions that generate recurring revenues. For example, we are developing a digital map-based geographic information platform designed specifically for local governments. In return for an annual subscription fee, the government users will be able to access the platform remotely and retrieve various types of location specific information. We expect to complete the platform in 2011 and will add more contents and functions to the platform in order to generate more revenues, especially recurring revenues. Historically, our revenues from the public sector and enterprise applications business have been generated primarily on a project basis. These project-based revenues are non-recurring in nature and may fluctuate significantly from period to period. However, as a result of the relationships we have built with our government and enterprise customers, we believe we are well positioned to provide subsequent system maintenance, upgrade and other services that will generate recurring revenues. For example, we have begun generating revenues from data update, system maintenance, new application developments and joint operations in connection with some of our location-based public sector and enterprise solution projects.

Wireless/Internet Location-based Solutions

Net revenues from the wireless/Internet location-based solutions business accounted for 3.1%, 5.8%, 9.0% and 10.7% of our total net revenues in 2007, 2008, 2009 and the first quarter of 2010, respectively. In our wireless location-based solutions business, we derive revenues from providing a nationwide digital map database to support China Mobile’s location-based services. In return for our solutions, we receive payments from China Mobile primarily based on the level of database usage by its subscribers. We also have collaborated with several mobile phone manufacturers, primarily Samsung, to pre-install our navigation solutions on their mobile phones. We receive payments from the phone manufacturers based on the number of copies of solutions installed. We believe this market has substantial growth potential and will contribute an increasing portion of our revenues in the next several years. In our Internet location-based solutions business, we derive revenues from providing third-party websites access to our digital map database, including through map API. We provide basic solutions to most of our website customers for free to increase awareness of our map application solutions. For a small number of customers that require advanced features of our digital map database, we charge fees for using our solutions, generally under two arrangements. Under the fixed fee arrangement, we charge a fixed fee for unlimited access to our map database over a specified period. Under the annual fee plus usage fee arrangement, we charge a minimum annual fee, which allows end-users to conduct up to a certain number of searches of our map data through one or more of our customers’ websites, and a usage fee based on the number of searches in excess of the number covered by the minimum annual fee.

Other

Net revenues from other miscellaneous sources accounted for 7.0%, 6.1%, 2.5% and 1.7% of our total net revenues in 2007, 2008, 2009 and the first quarter of 2010, respectively. We generated revenues from the distribution of in-dash navigation devices made by Aisin AW Co., Ltd., a minority shareholder of ADF Navigation. We recorded as revenues the net amount earned after deducting the amount paid to the in-dash system manufacturer. We ceased this distribution business in 2009. In addition, we have derived revenues from road test services provided in connection with furnishing our map data to in-dash navigation system manufacturers and automobile manufacturers, certain technical consulting services, and publishing and advertising services.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, both in an absolute amount and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	$	%	$	%	$	%	$	%	$	%
	(in thousands, except percentages)
Net revenues	29,653	100.0	45,538	100.0	57,163	100.0	11,633	100.0	16,599	100.0

Cost of revenues(1)	(12,292)	(41.5)	(18,842)	(41.4)	(20,031)	(35.0)	(4,335)	(37.3)	(5,668)	(34.1)

Operating expenses:
Research and development(1)	(3,167)	(10.7)	(5,045)	(11.1)	(7,338)	(12.8)	(1,585)	(13.6)	(2,471)	(14.9)
Selling and marketing(1)	(2,148)	(7.2)	(3,591)	(7.9)	(5,608)	(9.8)	(1,422)	(12.2)	(2,276)	(13.7)
General and administrative(1)	(7,523)	(25.4)	(9,264)	(20.3)	(9,613)	(16.8)	(1,747)	(15.0)	(4,522)	(27.2)
Impairment of goodwill and indefinite-lived intangible assets	—	—	(674)	(1.5)	—	—	—	—	—	—

Total operating expenses	(12,838)	(43.3)	(18,574)	(40.8)	(22,559)	(39.4)	(4,754)	(40.8)	(9,269)	(55.8)

(1)	Include share-based compensation expenses as follows, both in an absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	$	%	$	%	$	%	$	%	$	%
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	—	—	268	0.5	—	—	385	2.3
Research and development	—	—	—	—	601	1.0	—	—	595	3.6
Selling and marketing	—	—	—	—	143	0.3	—	—	720	4.3
General and administrative	—	—	—	—	1,864	3.3	—	—	2,573	15.5

Total share-based compensation expenses in continuing operations	—	—	—	—	2,876	5.1	—	—	4,273	25.7

Cost of Revenues

Our cost of revenues, which refers to costs directly related to the generation of revenues, consists principally of the following:

•	salary and benefit expenses for employees directly involved in data collection and processing;

•	direct production costs, which comprise primarily of aerial photogrammetry-related costs and field survey-related costs; and

•	depreciation of facilities and equipment used in data collection and processing.

Our cost of revenues is primarily related to data collection and processing and is not directly linked to the level of our revenues. As a result, if we experience a significant increase in our revenues, we would also expect an increase in our gross margin. Our cost of revenues as a percentage of our total net revenues decreased from 41.5% for the year ended December 31, 2007 to 35.0% for the year ended December 31, 2009, and to 34.1% for the three months ended March 31, 2010. Maintaining a comprehensive digital map database requires ongoing investments. As a result, we expect that the absolute amount of our cost of revenues will continue to increase.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses, general and administrative expenses and impairment of goodwill and indefinite-lived intangible assets.

Research and Development Expenses.    Our research and development expenses primarily consist of salary and benefit expenses for research and development staff, including share-based compensation expenses. Our research and development expenses as a percentage of our total net revenues increased from 10.7% for the year ended December 31, 2007 to 12.8% for the year ended December 31, 2009 and to 14.9% for the three months ended March 31, 2010 primarily due to significant increases in resources committed to research and development activities as part of our growth strategy. We anticipate that our research and development expenses will increase as we devote more resources to developing new technologies and tools to enhance our database production capability and efficiency, improving our existing and developing new solutions and improving our analytical capability.

Selling and Marketing Expenses.    Our selling and marketing expenses primarily consist of the following:

•	salary and benefit expenses for sales and marketing staff, including share-based compensation expenses;

•

promotion and marketing expenses, including costs for sponsoring special events such as the 2010 Shanghai World Expo and organizing and participating in industry conferences and expenses for business development activities; and

•	travel-related expenses for sales and marketing purposes.

Our selling and marketing expenses as a percentage of our total net revenues increased from 7.2% for the year ended December 31, 2007 to 9.8% for the year ended December 31, 2009 and to 13.7% for the three months ended March 31, 2010 primarily due to significant increases in salary and benefit expenses and promotion and marketing expenses. Going forward, we expect our selling and marketing expenses to continue to increase as we further expand our business, especially our wireless/Internet location-based solution business, which may require us to develop our brand recognition among end-users.

General and Administrative Expenses.    Our general and administrative expenses primarily comprise of the following:

•	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•	depreciation of facilities and office equipment; and

•	professional service expenses.

Our general and administrative expenses as a percentage of our total net revenues decreased from 25.4% for the year ended December 31, 2007 to 16.8% for the year ended December 31, 2009, as our revenues grew at a faster pace than our general and administrative expenses during these periods, and then increased to 27.2% for the three months ended March 31, 2010 mainly as a result of share-based compensation expenses incurred during the period. We expect that our general and administrative expenses will continue to increase as we incur additional costs in connection with the growth of our business and with our becoming a publicly traded company, including share-based compensation expenses for management, depreciation of new properties and equipment purchased and costs to enhance our internal control.

Impairment of Goodwill and Indefinite-lived Intangible Assets.    We review annually the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. We recognized an impairment charge of $674,000 in 2008, primarily arising from our acquisition of Beijing Yadao Xingkong Advertising Co., Ltd. and Beijing Yadao Media & Culture Development Co., Ltd.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Automotive Navigation

In-dash Navigation Systems.    We provide licenses of digital map data to automobile manufacturers for use in in-dash navigation systems on a per copy basis. At present, our sales to automobile manufacturers do not include any embedded navigation software, and we do not undertake to provide updates to map data as part of the initial transaction. If automobile manufacturers subsequently require updates, we enter into separately negotiated transactions with the manufacturers. We only provide telephone support to end-users in addition to basic warranty terms. Consequently, we recognize revenues from license of digital map data for in-dash navigation systems when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon delivery to the customer. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents are used to verify the delivery. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Because our telephone support service is ongoing and is available to all end-users of our products, we believe it is reasonable to recognize the cost as a period cost when incurred rather than accrue for the cost at the time of the original sale. We do not make a provision for warranty costs as we have no history of significant costs incurred under our warranties.

Portable Navigation Devices.    We offer navigation solutions to portable navigation device manufacturers based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine and a user interface. We sometimes undertake to make available to end-users free updates to the map data for a specified period (usually not exceeding one year) on a when-and-if-available basis. Other than free updates to map data, we only provide telephone support to end-users in addition to basic warranty terms.

Because of our obligation to provide updates, we have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the license from the revenues attributable to the right to receive updates. However, we do not believe that we have sufficient evidence of the fair value of the update right and consequently only recognize revenues from each license over the term of the update right commencing with the delivery of the licenses.

Under our contracts with one navigation device manufacturer, because in this case a significant portion of the payments is due in more than one year, and due to a lack of historical experience with extended payment terms, we further limit the amount of revenues recognized to the amount of cash received.

Public Sector and Enterprise Applications

Aerial Photogrammetry and 3-D Modeling Applications.    We provide aerial digital maps and 3-D modeling applications to certain PRC government agencies to meet their land usage survey, specific needs for 3-D geographic information and other needs pursuant to a service arrangement, which usually takes several months to finish. We do not provide post contract services for these arrangements.

For these contracts, we believe that it is appropriate to consider the guidance relating to the accounting for long-term contracts which generally requires that such contracts be accounted for based on the percentage of the completion at the reporting date, provided that the estimates of the costs to complete and the extent of the progress toward completion on long-term contracts are reasonably reliable. We have considered various methods to measure the percentage of completion, including proportional performance and the ratio of input costs incurred to total expected contract costs. The contracts involve the mapping of certain geographical areas and the costs incurred are generally evenly incurred as the mapping process proceeds. We therefore believe it is appropriate to use costs incurred to determine the amount of revenues to recognize on an uncompleted contract. We have experience dating back to 2004 in estimating total costs and appropriate systems for capturing such contract costs.

Location-based Public Sector and Enterprise Solutions.    We offer wireless data collection solutions designed to help municipal governments improve their civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleets. These solution offerings usually include third-party hardware, application software for servers, application software for terminals, and free support services mainly including telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to two years.

The support services, which are the last undelivered element in the arrangement, start upon the delivery of the software. However, we do not believe that we have reliable evidence of the fair value of the support services. Moreover, the customer does not accept the delivered software and hardware until the completion of a preliminary acceptance test. Accordingly, the entire arrangement is accounted as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and third-party hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test.

Wireless/Internet Location-based Solutions

In our wireless location-based solutions business, we provide a nationwide digital map database to China Mobile to support its wireless location-based services provided to its subscribers. Revenues are computed based on a pre-agreed fee per usage of our map data by mobile subscribers. China Mobile provides us with a monthly statement, which represents the principal evidence that our solutions have been delivered. We recognize revenues on the basis of the monthly statements.

In addition, we provide map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone manufacturers to pre-install the solutions on their mobile phones. As no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of our solutions.

In our Internet location-based solutions business, we provide map application solutions to our customers, enabling their websites to access our digital map database and incorporate our location-based information into their own website applications. Revenues derived from this type of arrangements include a fixed annual or quarterly fee, or a minimum fee plus an additional fee when the website reaches certain performance goals, such as click rates or number of advertisements displayed. We recognize fixed fees and minimum fees ratably over the contract periods.

Other

We, through ADF Navigation, also serve as a distributor of a particular manufacturer’s in-dash navigation systems for sales to automobile manufacturers. We record as revenues the net amount earned after deducting the cost of navigation systems paid to the system manufacturer because (1) the system manufacturer is the primary obligor in the arrangement, (2) the price of the in-dash navigation systems is determined by the system manufacturer and automobile manufacturers, and we receive a predetermined fixed fee, (3) the system manufacturer and automobile manufacturers determine the product specifications, (4) the system manufacturer bears credit risk, and (5) we do not have the right to select suppliers.

Other miscellaneous services provided by us include technical consulting services, publishing and advertising services, and navigation system road test services. These revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are generally met upon the completion of the services.

Research and Development Expenses

We have developed software for both internal purposes and for resale through incorporation into some of the solutions that we sell. We have considered whether it is appropriate to capitalize any part of those costs. We expense all such costs as incurred as it is impractical to separate the costs into costs incurred before or after establishing technical feasibility.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid in capital.

On July 15, 2007, we adopted the 2007 Share Incentive Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the plan, as currently in effect, is 31,987,000 shares. The options and nonvested shares discussed below were granted under the 2007 Share Incentive Plan.

On May 13, 2008, we granted 800,000 restricted shares to four employees. The shares, which are treated as nonvested shares under U.S. GAAP, will vest immediately upon our completion of an initial public offering and will be forfeited if employment is terminated prior to the vesting. The compensation costs in relation to these nonvested shares amounting to $328,000 will be recorded as of the completion of this offering.

On April 15, 2009, we granted options to purchase 7,732,000 ordinary shares at an exercise price of $0.30 per share and 5,868,000 nonvested shares, which will vest over certain periods, to our employees.

On December 24, 2009, we granted options to purchase 7,482,000 ordinary shares at an exercise price of $0.50 per share and 2,840,000 nonvested shares to our employees.

On March 31, 2010, we modified the terms of the options to purchase 14,736,800 ordinary shares as described below. These options had been granted to certain executive officers and employees and originally had a vesting schedule of 1/4 vesting on the first anniversary from the date of grant and 1/16 vesting in each of the 12 quarters subsequent to the first vesting date.

Options to purchase 1,252,000 ordinary share were canceled in exchange for the same number of nonvested shares, which vested immediately on March 31, 2010.

Options to purchase 3,670,000 ordinary shares were modified to vest immediately on March 31, 2010. The vesting schedule of options to purchase 4,179,000 ordinary shares was modified so that 50% of the options vested immediately on March 31, 2010, 4.11% will vest in each of the subsequent 12 quarters after March 31, 2010 and 0.68% will vest on April 15, 2013. The vesting schedule of options to purchase 2,598,800 ordinary shares was modified so that 25% of the options vested immediately on March 31, 2010, 6.17% will vest in each of the subsequent 12 quarters after March 31, 2010 and 0.96% will vest on April 15, 2013. The vesting schedule of options to purchase 2,565,000 ordinary shares was modified so that 50% of the options vested immediately on March 31, 2010, 3.35% will vest in each of the subsequent 14 quarters after March 31, 2010 and 3.10% will vest on December 24, 2013. The vesting schedule of options to purchase 472,000 ordinary shares were modified so that 25% of the options vested immediately on March 31, 2010, 5.02% of the options will vest in each of the subsequent 14 quarters after March 31, 2010 and 4.72% will vest on December 24, 2013.

One employee’s options to purchase 150,000 ordinary shares were canceled.

In addition, on March 31, 2010, an aggregate of 2,799,000 nonvested shares previously granted to three employees, which originally had a vesting period of two years or three years from the date of grant, were modified to vest immediately on March 31, 2010.

On April 30, 2010, we granted options to purchase a total of 1,044,000 ordinary shares to our employees at an exercise price of $0.50 or $1.00 per share. The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) first 1/4 on the date of grant and 3/64 in each of the 16 quarters subsequent to the date of grant.

The tables below set forth certain information concerning share options and nonvested shares granted to our employees on the dates indicated:

Options:

Grant Date	No. of Ordinary Shares Underlying Options Granted	Exercise Price per Share	Fair Value per Share at the Grant Date		Intrinsic Value per Option at the Grant Date	Type of Valuation
April 15, 2009	7,732,000	$0.30	$0.45		$0.15	Retrospective
December 24, 2009	7,482,000	$0.50	$0.71		$0.21	Contemporaneous
April 30, 2010	400,000	$0.50	$2.50	(1)	$2.00	Contemporaneous
April 30, 2010	644,000	$1.00	$2.50	(1)	$1.50	Contemporaneous

(1)	The fair value of our ordinary shares on April 30, 2010 was determined based on the purchase price of our ordinary shares in a share sale by one of our shareholders to an unrelated third party in May 2010.

Nonvested Shares:

Grant date	No. of Nonvested Shares Granted	Fair Value per Share at the Grant Date	Type of Valuation
May 13, 2008	800,000	$0.41	Retrospective
April 15, 2009	5,868,000	$0.45	Retrospective
December 24, 2009	2,840,000	$0.71	Contemporaneous
March 31, 2010	1,252,000	$1.97	Contemporaneous

In determining the fair value of our equity instruments as of May 13, 2008, April 15, 2009, December 24, 2009 and March 31, 2010, we relied on valuation reports prepared by American Appraisal China Limited, or American Appraisal, an independent third-party appraisal firm, based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but the determination was made by our management.

In determining the fair value of our stock options, the binomial lattice option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates and modification date were as follows:

Risk-free interest rate of return	2.772% to 3.572%
Exercise multiple	2.0
Expected volatility	51.0% to 57.2%
Expected dividend yield	0.00%

The risk-free interest rate was estimated based on the yield to maturity of China’s international government bonds with a maturity period close to the expected term of the options. The exercise multiple was estimated with reference to study on general exercise behaviors of employee stock options of public companies. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. The dividend yield was estimated based on our expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise the estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The binomial lattice option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and binomial lattice models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

As a private company with no quoted market in our ordinary shares, we need to estimate the fair value of our ordinary shares at the relevant grant dates. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the fair values of our ordinary shares as of each award grant date other than April 30, 2010, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of our peer companies’ financial metrics and the relevance of the market approach were also considered low since our target market and stage of development are different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares. In addition, we took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rates, which had been determined to be 20.5%, 22.0%, 20.0% and 18.0% on May 13, 2008, April 15, 2009, December 24, 2009 and March 31, 2010, respectively. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital (WACC), which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOMs of 18%, 16%, 12% and 10% were used for the valuation of our ordinary shares as of May 13, 2008, April 15, 2009, December 24, 2009 and March 31, 2010, respectively.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares increased from $0.41 per share for the May 13, 2008 grants to $0.45 per share for the April 15, 2009 grants. This increase was primarily attributable to the growth of our business.

The fair value of our ordinary shares increased from $0.45 per share for the April 15, 2009 grants to $0.71 per share for the December 24, 2009 grants. This increase was primarily attributable to the following factors:

•

We adjusted our estimated net income and cash flows for future periods primarily because revenues from the in-dash navigation systems market in 2009 significantly exceeded our projections in April 2009.

•	We used a lower DLOM because we re-commenced the preparation of our initial public offering in October 2009.

•	We used a lower discount rate to reflect improvements in overall market conditions and comparable companies’ performances.

The fair value of our ordinary shares increased from $0.71 per share as of December 24, 2009 to $1.97 as of March 31, 2010. This increase was primarily attributable to the following factors:

•

Driven by sales growth in connection with existing car models and several new car models, net revenues from our in-dash navigation business in the first quarter of 2010 increased by 18.2% from the fourth quarter of 2009, exceeding our projection.

•

In the first quarter of 2010, we entered into a new agreement with China Mobile Liaoning in respect of nationwide digital map database, with a one-year term that will be automatically renewed for another year if neither party objects. In addition, we obtained more favorable revenue sharing arrangement under the new agreement.

•

We made significant progress in negotiations with two mobile phone manufacturers for pre-installing our navigation solutions on their mobile phones. In addition, we received increasing purchase orders from Samsung in connection with our mobile phone pre-installation business.

•

The continuous growth of our business and company size, together with the proximity of this offering, lowered the perceived risk of and market participant’s required rate of return for investing in our ordinary shares. These factors decreased our cost of capital and hence the discount rate applied for valuing our ordinary shares from 20% as of December 2009 to 18% as of March 2010.

We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before this offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through March 31, 2010 is set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We, therefore, believe the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

Nevertheless, we believe that the implied increase in fair value of our ordinary shares from $1.97 per share as of March 31, 2010 to $2.875, the midpoint of the estimated price range of this offering (after adjusting for the ADS to ordinary share ratio), is primarily attributable to the following factors:

•

We entered into a new agreement in April 2010 with a global mobile phone manufacturer in connection with the pre-installation of our navigation solutions on mobile phones made by this manufacturer. The negotiation with another mobile phone manufacturer reached an advanced stage during the period. These developments are expected to further increase our revenues from our wireless/Internet location-based solutions business.

•

We entered into an agreement with a domestic car manufacturer in April 2010 to supply our navigation solutions. We believe that the establishment and expansion of our business relationships with domestic car manufacturers will further contribute to the revenue growth from our automotive navigation business.

•	The impending launch of this offering, which will provide us with additional capital, enhance our ability to access capital markets to grow our business and raise our profile.

•	The completion of this offering would result in increased liquidity and marketability of our ordinary shares.

Impairment of Investment in Non-marketable Securities

We periodically review the investments for other-than-temporary impairment. Determination of whether the impairment is other than temporary and measurement of an impairment loss involve management’s judgments on a number of factors. These factors include, but are not limited to, determination of fair value of the investment, as discussed above, and whether the impairment is temporary or other than temporary, which involves judgment as to the severity and duration of the decline below fair value.

Income Taxes

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. Tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be.

We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus. However, since the commencement of operations, our entities in China, other than ADF Navigation, have not been examined by the relevant tax authorities and therefore are subject to tax audits at the discretion of the tax authorities.

On April 21, 2010, the State Administration of Taxation issued the Notice Regarding Further Clarification on Implementation of Preferential Enterprise Income Tax Rate during Transition Periods, or SAT Circular 157. SAT Circular 157 seeks to provide additional guidance on the implementation of certain preferential tax rates under the transitional rules of the new Enterprise Income Tax Law effective on January 1, 2008. Prior to SAT Circular 157, we interpreted the law to mean that if an entity was in a period during which it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% tax rate due to its “high and new technology enterprise” status under the new Enterprise Income Tax Law, then it would be entitled to pay tax at the rate of 7.5%. SAT Circular 157 clarifies that such an entity should pay tax at a rate of either 15% or 50% of the standard PRC enterprise income tax rate. The effect of SAT Circular 157 is retrospective and would apply to 2008 and 2009.

As a consequence of SAT Circular 157, the preferential tax rate enjoyed by AutoNavi Technology, which qualifies as a “high and new technology enterprise,” during its 50% reduction period (2010-2011) will be 12.5% for the relevant years rather than 7.5%, which is the rate we had used prior to the issuance of SAT Circular 157. We believe that SAT Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, we will adjust our deferred tax assets as of March 31, 2010 by $7,909 in the quarter ending June 30, 2010 and will recognize an additional tax liability of $47,819 in respect of the quarter ended March 31, 2010, resulting in an additional tax charge of $39,910.

Uncertainties exist with respect to how the PRC’s new Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified certain material weaknesses and other control deficiencies, each as defined in AU325, in our internal control over financial reporting as of December 31, 2009. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weaknesses identified primarily related to: (i) lack of accounting personnel with appropriate U.S. GAAP knowledge; and (ii) lack of an accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. Following the identification of these material weaknesses and other control deficiencies, we hired a new accounting staff member with experience in U.S. GAAP in February 2010 and an internal auditor with over five years of relevant work experience in March 2010 as part of our efforts to address the material weaknesses and other control deficiencies identified.

We plan to take additional measures to improve our internal control over financial reporting in 2010 and 2011, including (1) hiring additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements and strong analytical skills; (2) providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (3) developing a comprehensive manual with detailed step by step guidance on accounting policies and procedures and continuing to update the manual as needed; (4) hiring a director of internal audit with requisite experience in Section 404 of the Sarbanes-Oxley Act and U.S. GAAP; and (5) developing a formal risk assessment process. However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in the British Virgin Islands, AutoNavi International Limited and AutoNavi Investment Limited, are not subject to income or capital gains tax either.

AutoNavi Technology, MapABC Technology, AutoNavi Software and AutoNavi Software’s subsidiaries were established in the PRC and as such are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Prior to the effectiveness of the new PRC Enterprise Income Tax Law on January 1, 2008, Chinese companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the new PRC Enterprise Income Tax Law in China took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Under the new PRC Enterprise Income Tax Law and related implementation rules, enterprises that are qualified as “high and new technology enterprises strongly supported by the State” are entitled to a reduced enterprise income tax rate of 15%.

Our PRC subsidiary, two PRC variable interest entities and certain subsidiaries of one variable interest entity qualify as “high and new technology enterprises” located in a Beijing high-tech zone and therefore are generally entitled to a three-year exemption, a preferential tax rate of 50% of the applicable tax rate in the next three years, and a preferential tax rate of 15% thereafter as long as they continue to qualify as “high and new technology enterprises.” The preferential tax rates, which were used to calculate the tax provision based on our interpretation of the new Enterprise Income Tax Law as of March 31, 2010, prior to the issuance of SAT Circular 157, are presented in the following table.

	Exemption	7.5% rate	15% rate
AutoNavi Software	N/A	N/A	2007 and thereafter
AutoNavi Technology	2007 and 2009	2010 – 2011	2012 and thereafter
MapABC Technology	N/A	N/A	2009 and thereafter
Xingtiandi Technology	N/A	2006 – 2007	2009 and thereafter

The status of “high and new technology enterprise” is valid for three years and qualifying enterprises can then apply to renew it for an additional three years provided the company’s business operations continue to qualify for “high and new technology enterprise” status. The current “high and new technology enterprise” status of our entities was obtained in either 2008 or 2009.

ADF Navigation qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the new PRC Enterprise Income Tax Law and therefore was entitled to a two-year exemption from enterprise income tax since the earlier of its first tax-profitable year and 2008, followed by a 50% reduction in tax rates for the succeeding three years. Accordingly, ADF Navigation was entitled to an exemption from enterprise income tax for the years 2008 and 2009 and 12.5% preferential tax rates for 2010, 2011 and 2012. Our revenues generated from certain types of contracts are subject to business tax at a rate of 5%. Our revenues generated from certain technology development contracts were exempt from business tax. For some of our software, we are entitled to receive a 14% rebate on the total value-added tax, or VAT, payable of 17%.

As a consequence of SAT Circular 157, the preferential tax rate enjoyed by Autonavi Technology, which qualifies as a “high and new technology enterprise” during its 50% reduction period (2010-2011)

will be 12.5% for the relevant years rather than 7.5%, which is the rate we had used prior to the issuance of SAT Circular 157. We believe that SAT Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, we will adjust our deferred tax assets as of March 31, 2010 by $7,909 in the quarter ending June 30, 2010 and will recognize an additional tax liability of $47,819 in respect of the quarter ended March 31, 2010, resulting in an additional tax charge of $39,910.

Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiary out of earnings generated after the new law came into effect on January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of our PRC subsidiary, which is directly held by our Hong Kong subsidiary, will benefit from a reduced withholding tax rate of 5% under the Arrangement to Avoid Double Taxation between Hong Kong and the central government of the PRC upon approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than withholding tax at a preferential rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.” Dividends from our Hong Kong subsidiary are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

For more information on PRC tax regulations, see “Regulation—Regulations on Tax.”

Spin-off of Discontinued Operations

In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this prospectus.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net revenues:
Automotive navigation	21,491	72.5	29,527	64.8	36,210	63.3	6,940	59.7	12,258	73.8
Public sector and enterprise applications	5,159	17.4	10,579	23.2	14,350	25.1	3,199	27.5	2,293	13.8
Wireless/Internet location-based solutions	915	3.1	2,658	5.9	5,153	9.0	911	7.8	1,777	10.7
Other	2,088	7.0	2,774	6.1	1,450	2.6	583	5.0	271	1.7

Total net revenues	29,653	100.0	45,538	100.0	57,163	100.0	11,633	100.0	16,599	100.0

Cost of revenues(1)	(12,292)	(41.5)	(18,842)	(41.4)	(20,031)	(35.0)	(4,335)	(37.3)	(5,668)	(34.1)

Gross profit	17,361	58.5	26,696	58.6	37,132	65.0	7,298	62.7	10,931	65.9

Operating expenses:
Research and development(1)	(3,167)	(10.7)	(5,045)	(11.1)	(7,338)	(12.8)	(1,585)	(13.6)	(2,471)	(14.9)
Selling and marketing(1)	(2,148)	(7.2)	(3,591)	(7.9)	(5,608)	(9.8)	(1,422)	(12.2)	(2,276)	(13.7)
General and administrative(1)	(7,523)	(25.4)	(9,264)	(20.3)	(9,613)	(16.8)	(1,747)	(15.0)	(4,522)	(27.2)
Impairment of goodwill and indefinite-lived assets	—	—	(674)	(1.5)	—	—	—	—	—	—

Total operating expenses	(12,838)	(43.3)	(18,574)	(40.8)	(22,559)	(39.4)	(4,754)	(40.9)	(9,269)	(55.8)

Government subsidies	2,308	7.8	387	0.8	1,016	1.8	59	0.5	57	0.3
Operating income	6,831	23.0	8,509	18.7	15,589	27.3	2,603	22.4	1,719	10.4

Investment income	1,296	4.4	324	0.7	109	0.2	1	—	—	—
Interest income	959	3.2	324	0.7	295	0.5	96	0.8	72	0.4
Interest expense	(249)	(0.8)	—	—	—	—	—	—	—	—
Impairment loss on short-term investment	—	—	(2,000)	(4.4)	—	—	—	—	—	—

Income before income taxes, share of net income of equity method accounted investment and discontinued operations	8,837	29.8	7,157	15.7	15,993	28.0	2,700	23.2	1,791	10.8

Income tax expense	(1,530)	(5.2)	(1,145)	(2.5)	(1,144)	(2.0)	(207)	(1.8)	(637)	(3.8)
Share of net income (loss) of equity method accounted investment	—	—	(121)	(0.3)	156	0.3	(91)	(0.8)	13	—

Income from continuing operations	7,307	24.6	5,891	12.9	15,005	26.3	2,402	20.6	1,167	7.0

Discontinued operations:
Loss on discontinued operations before income tax(1)(2)	(1,453)	(4.9)	(2,551)	(5.6)	(4,328)	(7.6)	(733)	(6.3)	—	—
Income tax benefit (expense)	(122)	(0.4)	339	0.7	147	0.3	25	0.2	—	—

Loss on discontinued operations, net of tax	(1,575)	(5.3)	(2,212)	(4.9)	(4,181)	(7.3)	(708)	(6.1)	—	—

Net income	5,732	19.3	3,679	8.0	10,824	19.0	1,694	14.6	1,167	7.0

Net income (loss) attributable to noncontrolling interest	(13)	—	1,476	3.2	433	0.8	132	1.1	270	1.6
Net income attributable to AutoNavi Holdings Limited shareholders	5,745	19.4	2,203	4.8	10,391	18.2	1,562	13.4	897	5.4

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Net income per share:
Net income from continuing operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.05		0.03		0.10		0.01		0.01
Diluted	0.05		0.03		0.10		0.01		0.01
Net income from continuing operations per Series A preferred share-Basic	0.05		0.03		0.10		0.01		0.01

Net loss on discontinued operations per share attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.01)		(0.02)		(0.03)		(0.00)		—
Diluted	(0.01)		(0.02)		(0.03)		(0.00)		—
Net loss on discontinued operations per Series A preferred share-Basic	(0.01)		(0.02)		(0.03)		(0.00)		—

Net income per share attributable to AutoNavi Holdings Limited shareholders:
Basic	0.04		0.01		0.07		0.01		0.01
Diluted	0.04		0.01		0.07		0.01		0.01
Net income per Series A preferred share-Basic	0.04		0.01		0.07		0.01		0.01

(1)	Include share-based compensation expenses as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	—	—	268	0.5	—	—	385	2.3
Selling and marketing	—	—	—	—	143	1.0	—	—	720	3.6
General and administrative	—	—	—	—	1,864	0.3	—	—	2,573	4.3
Research and development	—	—	—	—	601	3.3	—	—	595	24.4
Discontinued operations	—	—	—	—	1,956	3.4	—	—	—	—

Total share-based compensation expenses	—	—	—	—	4,832	8.5	—	—	4,273	34.7

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this prospectus.

Comparison of the Three Months Ended March 31, 2010 and March 31, 2009

Net Revenues.    Our total net revenues increased by 42.7% from $11.6 million for the three months ended March 31, 2009 to $16.6 million for the three months ended March 31, 2010. This increase resulted from increases in net revenues from our automotive navigation and wireless/Internet location-based solutions business lines, partially offset by a decrease in net revenues from our public sector and enterprise applications business.

Automotive navigation.    Net revenues from the automotive navigation market increased by 76.6% from $6.9 million for the three months ended March 31, 2009 to $12.3 million for the three months ended March 31, 2010. This increase was attributable to a 86.5% increase in revenues from the in-dash navigation systems market, partially offset by a 10.8% decrease in revenues from the portable navigation devices market.

The increase in revenues from the in-dash navigation systems market was due mainly to an increase in the number of copies of digital map data licensed, partially offset by a small decrease in average unit license fees. The decrease in revenues from the portable navigation devices market was mainly due to the fact that we did not receive any license fees from one portable navigation device manufacturer with respect to which we limit the amount of revenues recognized to the amount of cash received. The decrease in amounts collected from that customer was partially offset by a significant increase in sales to other portable navigation devices customers.

Public sector and enterprise applications.    Net revenues from the public sector and enterprise applications market decreased by 28.3% from $3.2 million for the three months ended March 31, 2009 to $2.3 million for the three months ended March 31, 2010. This decrease resulted from a decrease in revenues from our aerial photogrammetry business, partially offset by an increase in revenues from our enterprise solutions business. The decrease in revenues from aerial photogrammetry was primarily attributable to a relatively high level of revenues in the first quarter of 2009, resulting from new contracts in connection with the second national land survey, and unfavorable weather conditions in the first quarter of 2010, which adversely affected our ability to carry out flight missions. The increase in revenues from our enterprise solutions was primarily due to a series of new contracts entered into in the second half of 2009, which started to generate revenues in the fourth quarter of 2009 and continued to generate revenues in the first quarter of 2010.

Wireless/Internet location-based services.    Net revenues from the wireless/Internet location-based services market increased by 95.1% from $911,000 for the three months ended March 31, 2009 to $1.8 million for the three months ended March 31, 2010. This increase was primarily due to a 348.0% increase in revenues from pre- installing our navigation solutions on certain mobile phone models, a 65.1% increase in revenues from our Internet map application business and a 9.7% increase in revenues from the provision of a nationwide digital map database to support China Mobile’s location-based services.

Cost of Revenues.    Our cost of revenues increased by 30.7% from $4.3 million for the three months ended March 31, 2009 to $5.7 million for the three months ended March 31, 2010. This increase was primarily due to an increase in the salary and benefit expenses, share-based compensation expenses of $385,000 in the first quarter of 2010 and an increase in costs of hard disk materials associated with our in-dash navigation and mobile phone pre-installation businesses. The increase in salary and benefit expenses was attributable to an increase in the average salary for our data collection and processing employees as well as an expansion of our data collection and processing work force from an average of 1,035 in the first quarter of 2009 to an average of 1,052 in the first quarter of 2010. We did not incur any share-based compensation expenses as part of cost of revenues for the quarter ended March 31, 2009.

Gross Profit.    Our gross profit increased by 49.8% from $7.3 million for the quarter ended March 31, 2009 to $10.9 million for the quarter ended March 31, 2010. Our gross profit as a percentage of net revenues, or gross margin, increased from 62.7% in the first quarter of 2009 to 65.9% in the first quarter of 2010.

Operating Expenses.    Our total operating expenses increased by 95.0% from $4.8 million for the three months ended March 31, 2009 to $9.3 million for the three months ended March 31, 2010. Our operating expenses for the quarter ended March 31, 2010 included share-based compensation expenses of $3.9 million, primarily due to our acceleration of the vesting of certain previously granted options and nonvested shares and the grant of new restricted shares to an executive officer in exchange for the cancellation of certain previously granted options. We did not incur any share-based compensation expenses as part of operating expenses for the quarter ended March 31, 2009.

Research and development expenses.    Our research and development expenses increased by 55.9% from $1.6 million for the three months ended March 31, 2009 to $2.5 million for the three months ended March 31, 2010, primarily due to share-based compensation expenses of $595,000 for the quarter ended March 31, 2010 and an increase in salary and benefit expenses mainly as a result of an increased headcount, from an average of 303 in the first quarter of 2009 to an average of 339 in the first quarter of 2010.

Selling and marketing expenses.    Our selling and marketing expenses increased by 60.1% from $1.4 million for the three months ended March 31, 2009 to $2.3 million for the three months ended March 31, 2010. This increase was primarily due to share-based compensation expenses of $720,000 for the quarter ended March 31, 2010 and increases in marketing expenses that we incurred in promoting our new solutions.

General and administrative expenses.    Our general and administrative expenses increased by 158.8% from $1.7 million for the three months ended March 31, 2009 to $4.5 million for the three months ended March 31, 2010. This increase was attributable mainly to share-based compensation expenses of $2.6 million for the quarter ended March 31, 2010, an increase in professional service expenses and an increase in business development expenses.

Government Subsidies.    Government subsidies decreased by 3.4% from $59,000 for the three months ended March 31, 2009 to $57,000 for the three months ended March 31, 2010.

Operating Income.    Our operating income decreased by 34.0% from $2.6 million for the three months ended March 31, 2009 to $1.7 million for the three months ended March 31, 2010. As a percentage of our net revenues, our operating income decreased from 22.4% for the three months ended March 31, 2009 to 10.4% for the three months ended March 31, 2010.

Income Tax Expense.    Our income tax expense increased by 207.7% from $207,000 for the three months ended March 31, 2009 to $637,000 for the three months ended March 31, 2010. The effective income tax rate for the three months ended March 31, 2010 was 35.6%, compared to 7.7% for the three months ended March 31, 2009. The significant increase in our effective tax rate was primarily due to the significant increase in our tax-exempted holding company’s operating loss, resulting from the share-based compensation expenses of $4.3 million, in the first quarter of 2010.

Income from Continuing Operations.    Income from continuing operations decreased by 51.4% from $2.4 million for the three months ended March 31, 2009 to $1.2 million for the three months ended March 31, 2010.

Discontinued Operations.    Loss on discontinued operations net of tax was $708,000 for the three months ended March 31, 2009. We did not have loss on discontinued operations for the three months ended March 31, 2010 as the spin-off of AutoNavi Shanghai was completed in December 2009.

Net Income Attributable to AutoNavi Holdings Limited Shareholders.    Net income attributable to AutoNavi Holdings Limited shareholders decreased by 42.6% from $1.6 million for the three months ended March 31, 2009 to $897,000 for the three months ended March 31, 2010.

Comparison of the Years Ended December 31, 2009 and 2008

Net Revenues.    Our total net revenues increased by 25.5% from $45.5 million in 2008 to $57.2 million in 2009. This increase resulted from increases in revenues from all our three major business lines.

Automotive navigation.    Net revenues from the automotive navigation market increased by 22.6% from $29.5 million in 2008 to $36.2 million in 2009. This increase was attributable to a 28.3% increase in revenues from the in-dash navigation systems market, partially offset by a 11.8% decrease in revenues from the portable navigation devices market.

The increase in net revenues from the in-dash navigation systems market was due mainly to an increase in the number of copies of digital map data licensed, partially offset by a small decrease in average unit license fees. The decrease in net revenues from the portable navigation devices market was mainly due to lower amount of license fees we received from one portable navigation device manufacturer with respect to which we limit the amount of revenues recognized to the amount of cash received. The decrease in amounts collected from that customer was partially offset by significant increases in sales to other portable navigation devices customers.

Public sector and enterprise applications.    Net revenues from the public sector and enterprise applications market increased by 35.6% from $10.6 million in 2008 to $14.4 million in 2009, primarily due to the increase in revenues from our aerial photogrammetry business as we entered into two new contracts in connection with the second national land survey to cover new areas during this period.

Wireless/Internet location-based solutions.    Net revenues from the wireless/Internet location-based solutions business increased by 93.9% from $2.7 million in 2008 to $5.2 million in 2009. This increase was primarily due to a 301.5% increase in revenues derived from the provision of a nationwide digital map database to support China Mobile’s location-based services and a 55.5% increase in revenues from our Internet map application business. Our solutions provided to China Mobile began generating revenues in the fourth quarter of 2008.

Cost of Revenues.    Our cost of revenues increased by 6.3% from $18.8 million in 2008 to $20.0 million in 2009. This increase was primarily due to the increase of salary and benefit expenses as a result of the expansion of our work force in our aerial photogrammetry business from an average of 98 in 2008 to an average of 150 in 2009, partially offset by a decrease in field survey related costs, primarily travel-related expenses. Our cost of revenues for the year ended December 31, 2009 included share-based compensation expenses of $268,000. No share-based compensation expense was recognized for the year ended December 31, 2008.

Gross Profit.    Our gross profit increased by 39.1% from $26.7 million in 2008 to $37.1 million in 2009. Our gross margin increased from 58.6% in 2008 to 65.0% in 2009.

Operating Expenses.    Our total operating expenses increased by 21.5% from $18.6 million in 2008 to $22.6 million in 2009. The increase primarily resulted from increases in research and development, and selling and marketing expenses. Our operating expenses for the year ended December 31, 2009 included share-based compensation expenses of $2.6 million. No share-based compensation expense was recognized for the year ended December 31, 2008.

Research and development expenses.    Our research and development expenses increased by 45.5% from $5.0 million in 2008 to $7.3 million in 2009, primarily due to increases in salary and benefit expenses as a result of an increased headcount, from an average of 263 in 2008 to an average of 326 in 2009, as part of our growth strategy, and share-based compensation expenses of $601,000 for the year ended December 31, 2009.

Selling and marketing expenses.    Our selling and marketing expenses increased by 56.2% from $3.6 million in 2008 to $5.6 million in 2009. This increase was primarily due to increases in marketing expenses that we incurred in sponsoring the 2010 Shanghai World Expo and organizing and attending certain trade shows to promote our solutions. To a lesser degree, the increase also resulted from expenses incurred in connection with market research conducted or commissioned by us.

General and administrative expenses.    Our general and administrative expenses increased by 3.8% from $9.3 million in 2008 to $9.6 million in 2009. This increase was attributable mainly to the share-based compensation expenses of $1.9 million in 2009, offset by a decrease in fees paid for certain one-time professional services and decreases in facilities-related expenses, travel-related expenses and business development expenses as a result of cost control efforts.

Government Subsidies.    Government subsidies increased by 162.5% from $387,000 in 2008 to $1.0 million in 2009. The higher amount in 2009 was primarily due to a grant provided by the Shanghai Municipal Science Commission in connection with a software development project for the 2010 Shanghai World Expo.

Operating Income.    Our operating income increased by 83.2% from $8.5 million in 2008 to $15.6 million in 2009. As a percentage of our net revenues, our operating income increased from 18.7% in 2008 to 27.3% in 2009.

Impairment Loss on Short-term Investment.    On July 14, 2008, we purchased a convertible note with a principal amount of $2.0 million issued by a U.S.-based start-up company specialized in developing conversational voice search and recognition technologies. The note is convertible into preferred shares of that company at our option. As of December 31, 2008, we determined that the fair value of the note was nil and recognized an impairment loss of $2.0 million.

Income Tax Expense.    Our income tax expense was $1.1 million in both 2008 and 2009. The effective income tax rate for the year ended December 31, 2009 was 7.2%, compared to 16.0% for the year ended December 31, 2008. The decrease in effective tax rate primarily resulted from the preferential tax rates obtained in 2009 by certain of our major operating entities in the PRC as “high and new technology enterprise.”

Income from Continuing Operations.    Income from continuing operations increased by 154.7% from $5.9 million in 2008 to $15.0 million in 2009.

Discontinued Operations.    Loss on discontinued operations net of tax increased by 89.0% from $2.2 million in 2008 to $4.2 million in 2009, primarily due to share-based compensation expenses of $2.0 million recognized in 2009.

Net Income Attributable to AutoNavi Holdings Limited Shareholders.    Net income attributable to AutoNavi Holdings Limited shareholders increased by 371.7% from $2.2 million in 2008 to $10.4 million in 2009.

Comparison of the Years Ended December 31, 2008 and 2007

Net Revenues.    Our total net revenues increased by 53.6% from $29.7 million in 2007 to $45.5 million in 2008. This increase resulted from increases in revenues from all three major business lines.

Automotive navigation.    Net revenues from the automotive navigation market increased by 37.4% from $21.5 million in 2007 to $29.5 million in 2008. This increase resulted from a 22.5% increase in revenues from the in-dash navigation systems market and a 416.5% increase in revenues from the portable navigation devices market.

The increase in net revenues from the in-dash navigation systems market was due mainly to an increase in the number of copies of digital map data licensed. The increase in net revenues from the portable navigation devices market was primarily due to higher amount of license fees we received from the portable navigation device manufacturer with respect to which we limit the amount of revenues recognized to the amount of cash received. The increase in net revenues from the portable navigation devices market was also driven by increases in sales to other portable navigation device manufacturers.

Public sector and enterprise applications.    Net revenues from the public sector and enterprise applications market increased by 105.1% from $5.2 million in 2007 to $10.6 million in 2008. This increase was mostly due to the growth in our aerial photogrammetry and location-based public sector solutions businesses. In 2008, we successfully secured a number of projects to provide our location-based solutions to government agencies.

Wireless/Internet location-based solutions.    Net revenues from the wireless/Internet location-based solutions business increased by 190.5% from $915,000 in 2007 to $2.7 million in 2008. This increase was primarily due to an increase in revenues from Internet map application solutions as a result of the signing of a new customer. The increase was also attributable to the commencement of our provision of a nationwide digital database to support China Mobile’s location-based services. Although we had entered into agreement with a subsidiary of China Mobile in 2006 to provide our digital map database to support its location-based services, we did not generate or recognize any revenues from our solutions provided to China Mobile until the fourth quarter of 2008.

Cost of Revenues.    Our cost of revenues increased by 53.3% from $12.3 million in 2007 to $18.8 million in 2008. The increase was primarily due to an increase in salary and benefit expenses as a result of an increase in headcount associated with data collection and processing from an average of 995 in 2007 to an average of 1,211 in 2008, an increase in depreciation of equipment and facilities and an increase in direct costs associated with our aerial photogrammetry business.

Gross Profit.    Our gross profit increased by 53.4% from $17.4 million in 2007 to $26.7 million in 2008. Our gross margin remained relatively unchanged from 2007 to 2008, at 58.5% and 58.6%, respectively.

Operating Expenses.    Our total operating expenses increased by 44.7% from $12.8 million in 2007 to $18.6 million in 2008. This increase was primarily due to increases in research and development expenses, selling and marketing expenses, and general and administrative expenses.

Research and development expenses.    Our research and development expenses increased by 59.3% from $3.2 million in 2007 to $5.0 million in 2008, primarily due to an increase in salary and benefit expenses as a result of a significant expansion of our research and development team, from an average headcount of 199 in 2007 to an average headcount of 283 in 2008, as part of our growth strategy.

Selling and marketing expenses.    Our selling and marketing expenses increased by 67.2% from $2.1 million in 2007 to $3.6 million in 2008. This increase was primarily due to an increase in salary and benefit expenses as a result of an increase in headcount of sales and marketing staff from an average of 74 in 2007 to an average of 123 in 2008.

General and administrative expenses.    Our general and administrative expenses increased by 23.1% from $7.5 million in 2007 to $9.3 million in 2008. This increase was attributable mainly to an increase in salary and benefit expenses as a result of increased headcount of our general administration staff, from an average of 54 in 2007 to an average of 103 in 2008, and business development expenses.

Impairment of goodwill and indefinite-lived intangible assets.    We recognized an impairment charge of $674,000 in 2008 of goodwill and intangible assets arising from our acquisition of Beijing Yadao Xingkong Advertising Co., Ltd. and Beijing Yadao Media & Culture Development Co., Ltd. No such impairment charge was recognized in 2007.

Government Subsidies.    Government subsidies decreased by 83.2% from $2.3 million in 2007 to $387,000 in 2008. The much higher amount in 2007 was due to a one-time grant provided by the PRC National Development and Reform Commission to encourage our software development activities.

Operating Income.    Our operating income increased by 24.6% from $6.8 million in 2007 to $8.5 million in 2008. As a percentage of our net revenues, our operating income decreased from 23.0% in 2007 to 18.7% in 2008.

Investment Income.    Our investment income decreased by 75.0% from $1.3 million in 2007 to $324,000 in 2008, as we invested less in short-term marketable securities in 2008.

Impairment Loss on Short-term Investment.    As of December 31, 2008, as we believed the decline in fair value of the convertible note we purchased on July 14, 2008 was other than temporary, we recognized an impairment loss of $2.0 million.

Income Tax Expense.    Our income tax expense decreased by 25.2% from $1.5 million in 2007 to $1.1 million in 2008. The effective income tax rate for 2008 was 16.0%, lower than the 17.3% for 2007, as a result of several factors, including (1) the preferential tax treatments obtained in 2008 by certain major operating entities within our corporate group, and (2) the removal of tax limit over payroll costs for PRC domestic entities, along with the effectiveness of the new PRC Enterprise Income Tax Law in 2008.

Income from Continuing Operations.    Income from continuing operations decreased by 19.4% from $7.3 million in 2007 to $5.9 million in 2008.

Discontinued Operations.    Loss on discontinued operations net of tax increased by 40.4% from $1.6 million in 2007 to $2.2 million in 2008 primarily as a result of the more efforts taken in research and development activities in our telematics business.

Net Income Attributable to AutoNavi Holdings Limited Shareholders.    Net income attributable to AutoNavi Holdings Limited shareholders decreased by 61.7% from $5.7 million in 2007 to $2.2 million in 2008.

Our Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the nine quarters in the period from January 1, 2008 to March 31, 2010. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands of $)
Consolidated Statement of Operations Data:
Net revenues:
Automotive navigation	7,938	8,038	8,013	5,538	6,940	7,374	10,965	10,930	12,258
Public sector and enterprise applications	3,636	2,815	2,410	1,718	3,199	4,612	3,828	2,711	2,293
Wireless/Internet location-based solutions	433	587	735	903	911	1,071	1,385	1,786	1,777
Other	925	850	530	469	583	515	89	264	271

Total net revenues	12,932	12,290	11,688	8,628	11,633	13,572	16,267	15,691	16,599

Cost of revenues(1)	(3,588)	(4,683)	(5,315)	(5,256)	(4,335)	(4,573)	(4,899)	(6,224)	(5,668)

Gross profit	9,344	7,607	6,373	3,372	7,298	8,999	11,368	9,467	10,931

Operating expenses
Research and development(1)	(885)	(1,297)	(1,237)	(1,626)	(1,585)	(1,764)	(1,641)	(2,348)	(2,471)
Selling and marketing(1)	(690)	(878)	(1,001)	(1,022)	(1,422)	(1,295)	(1,231)	(1,660)	(2,276)
General and administrative(1)	(2,562)	(2,181)	(2,576)	(1,945)	(1,747)	(3,123)	(2,127)	(2,616)	(4,522)
Impairments of goodwill and indefinite-lived intangible assets	—	—	—	(674)	—	—	—	—	—
Total operating expenses	(4,137)	(4,356)	(4,814)	(5,267)	(4,754)	(6,182)	(4,999)	(6,624)	(9,269)

Government subsidies	53	—	22	312	59	—	242	715	57

Operating income/(loss)	5,260	3,251	1,581	(1,583)	2,603	2,817	6,611	3,558	1,719

Investment income	166	73	85	—	1	—	80	28	—
Interest income	117	69	63	75	96	52	59	88	72
Interest expense	—	—	—	—	—	—	—	—	—
Impairment loss on short-term investment	—	—	—	(2,000)	—	—	—	—	—

Income/(loss) before income taxes, share of net income/(loss) of equity accounted investment and discontinued operations	5,543	3,393	1,729	(3,508)	2,700	2,869	6,750	3,674	1,791

Income tax expense	(775)	(474)	(242)	346	(207)	(219)	(516)	(202)	(637)
Share of net income/(loss) of equity method accounted investment	(39)	(56)	4	(30)	(91)	129	26	92	13

Income/(loss) from continuing operations	4,729	2,863	1,491	(3,192)	2,402	2,779	6,260	3,564	1,167

Discontinued operations:
Loss on discontinued operations before income tax(1)(2)	(358)	(640)	(822)	(731)	(733)	(434)	(738)	(2,423)	—
Income tax benefit	48	85	109	97	25	15	25	82	—

Loss on discontinued operations, net of tax	(310)	(555)	(713)	(634)	(708)	(419)	(713)	(2,341)	—

Net income/(loss)	4,419	2,308	778	(3,826)	1,694	2,360	5,547	1,223	1,167

Less: Net income/(loss) attributable to noncontrolling interest	397	401	366	312	132	141	209	(49)	270
Net income/(loss) attributable to AutoNavi Holdings Limited shareholders	4,022	1,907	412	(4,138)	1,562	2,219	5,338	1,272	897

(1)	Include share-based compensation expenses as follows:

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands of $)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	—	—	—	—	91	98	79	385
Selling and marketing	—	—	—	—	—	43	52	48	720
General and administrative	—	—	—	—	—	1,120	468	276	2,573
Research and development	—	—	—	—	—	321	168	112	595
Discontinued operations	—	—	—	—	—	—	—	1,956	—

Total share-based compensation expenses	—	—	—	—	—	1,575	786	2,471	4,273

(2)	In December 2009, we distributed the equity interests in AutoNavi Shanghai, then a wholly-owned subsidiary of AutoNavi Software, to all of our shareholders or their designated persons on a pro rata basis. We recorded the pro-rata distribution at the book value of AutoNavi Shanghai, $904,000, as a reduction of retained earnings. AutoNavi Shanghai had been engaged in the telematics business and the results of that business have been presented as discontinued operations for all periods presented in this prospectus.

Seasonality has not been a significant factor affecting our historical quarterly results of operations. Other factors, however, may cause our quarterly operating results to fluctuate, including, among others, general demand in the automotive market, changes in car models produced by automobile manufacturers, timing of recognition of revenues and certain expenses and charges, and the project-based nature of our public sector and enterprise applications business. For example, our net revenues in the fourth quarter of 2008 decreased by 26.2% from the previous quarter mainly because two automobile manufacturers began phasing out the production of certain car models that had installed our digital map data. Our net income in the fourth quarter of 2009 was substantially lower than that in the other quarters of 2009, primarily because we recognized share-based compensation expenses for the grant of 2,840,000 nonvested shares, which were immediately vested in that quarter, to reward the employees retained in our discontinued operations in the four quarter of 2009. In addition, our net income attributable to AutoNavi Holdings Limited shareholders in the first quarter of 2010 decreased by 29.5% from the previous quarter, primarily due to share-based compensation expenses recognized during the period as we accelerated the vesting schedules of certain previously granted options and nonvested shares. See also “Risk Factors—Risks Related to Our Business and Industry—We historically have derived a majority of our revenues from our automotive navigation business, which may be affected by fluctuations in the automotive market.” and “—Our results of operations and cash flows may fluctuate due to the project-based nature of our public sector and enterprise applications business.” We may experience fluctuations in our quarterly results of operations after this offering, for the reasons given above or other reasons, which may be significant.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities and the proceeds from the private placement of our Series A preferred shares. See “Related Party

Transactions—Private Placement.” As of March 31, 2010, we had $39.8 million in cash. As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiary, our two variable interest entities, and the variable interest entities’ subsidiaries in China. Our PRC subsidiary’s ability to make dividend or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Although we consolidate the results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us. See “Corporate Structure.”

We believe that our current cash, anticipated cash flow from operations and net proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands of $)
Net cash provided by operating activities	15,576	6,989	10,495	(1,230)	6,012
Net cash used in investing activities	(12,794)	(13,229)	(2,330)	(1,675)	(772)
Net cash used in financing activities	(6,567)	—	(2,211)	—	(182)
Effect of exchange rate changes	1,372	1,486	(15)	(44)	21
Cash at the beginning of the period	35,944	33,531	28,777	28,777	34,716
Net increase (decrease) in cash	(3,785)	(6,240)	5,954	(2,905)	5,058
Cash at the end of the period	33,531	28,777	34,716	25,828	39,795

Operating Activities

Net cash provided by operating activities was $6.0 million for the three months ended March 31, 2010. This amount was attributable to net income of $1.2 million, adjusted for certain non-cash expenses, principally share-based compensation of $4.3 million and depreciation and amortization of $1.0 million, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of $1.5 million in prepaid expenses and other current assets. The increase in prepaid expenses and other current assets was primarily due to an increase in VAT rebate receivable primarily due to the increase in our revenues.

Net cash provided by operating activities was $10.5 million for the year ended December 31, 2009. This amount was primarily attributable to net income of $10.8 million, adjusted for certain non-cash expenses, principally depreciation and amortization of $4.5 million and share-based compensation expenses of $4.8 million, and changes in certain working capital accounts that positively affected operating cash flow, primarily an increase of $4.0 million in accrued expense and other current liabilities and an increase of $1.0 million in income tax payable, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of $9.5 million in accounts receivable, a decrease of $4.3 million in deferred revenues and a decrease of $1.6 million in accounts payable. The increase in accrued expense and other liabilities was primarily attributable to an increase in bonus payable and VAT and business tax payable due to revenue growth and the increase in deferred income from government subsidies. The increase in income tax payable was primarily due to the growth of income subject to the income tax. The increase in accounts receivable was primarily attributable to the increase in revenues from the in-dash navigation systems business and aerial photogrammetry business. The decrease in deferred revenues was primarily attributable to the recognition as revenues in 2009 of advance payments received in 2008 for our aerial photogrammetry solutions in connection with the second national land survey. The decrease in accounts payable was primarily attributable to payments made for purchases of in-dash navigation devices for distribution.

Net cash provided by operating activities was $7.0 million for the year ended December 31, 2008. This amount was primarily attributable to net income of $3.7 million, adjusted for certain non-cash expenses, principally depreciation and amortization of $4.4 million, loss of $2.0 million on impairment of short term investment in the convertible note purchased in July 2008 and loss of $674,000 on impairment of goodwill and indefinite-lived intangible assets, offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily a decrease of $2.5 million in accounts payable and an increase of $1.7 million in prepaid expenses and other current assets. The decrease in accounts payable was primarily attributable to payments made for purchases of in-dash navigation systems for distribution. The increase in prepaid expenses and other current assets was primarily due to a deposit paid by us to guarantee our provision of aerial photogrammetry solutions in connection with the second national land survey.

Net cash provided by operating activities was $15.6 million for the year ended December 31, 2007. This amount was primarily attributable to net income of $5.7 million, adjusted for the non-cash depreciation and amortization of $2.9 million and changes in working capital accounts that positively affected operating cash flow, primarily an increase of $5.7 million in deferred revenue, an increase of $2.6 million in account payable, and an increase of $2.0 million in accrued expenses and other liabilities, offset by an increase of $4.3 million in accounts receivable. The increase in deferred revenues was primarily due to payments received in advance of revenue recognition for our aerial photogrammetry solutions in connection with the second national land survey. The increase in accounts payable was primarily due to purchases of in-dash navigation devices for distribution. The increase in accrued expenses and other liabilities was primarily due to an increase in aircraft rental expenses. The increase in accounts receivable was primarily due to revenue growth in our in-dash navigation systems business in 2007.

Investing Activities

Net cash used in investing activities was $772,000 for the three months ended March 31, 2010, due to the purchase of property and equipment, such as software, totaling $559,000, and loans to certain executive officers amounting to $213,000.

Net cash used in investing activities was $2.3 million for the year ended December 31, 2009, primarily due to our investment of $3.7 million for a 21.58% equity interest in a call center service provider in China, and use of $1.0 million for purchase of property and equipment, offset by the repayment of $2.2 million in loans by an entity affiliated with one of our principal shareholders.

Net cash used in investing activities was $13.2 million for the year ended December 31, 2008. This amount was primarily attributable to the purchase of property and equipment, mainly aerial photogrammetry equipment and computers, totaling $6.2 million, loans made to an entity affiliated with one of our principal shareholders amounting to $2.4 million, $2.0 million in short-term investment in the convertible note and $1.2 million paid for intangible assets in connection with the acquisition of additional equity interests in ADF Navigation and the acquisition of Shenzhen Xuancai Technology Co., Ltd.

Net cash used in investing activities was $12.8 million for the year ended December 31, 2007. This amount was primarily attributable to the purchase of property and equipment totaling $9.4 million, mainly relating to the purchase of facilities in Xiamen, renovation of our principal executive offices and the purchases of computers and vehicles, and $2.3 million in loans made to an entity affiliated with one of our principal shareholders.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2010 represented $182,000 in costs incurred in connection with the preparation of this offering. Net cash used in financing activities for the year ended December 31, 2009 was primarily attributable to $1.0 million in costs incurred in connection with the preparation of this offering and an effective distribution of $1.2 million in connection with the spin-off of AutoNavi Shanghai. Net cash used in financing activities for the year ended December 31, 2007 was due to the repayment of bank loans by ADF Navigation.

Capital Expenditures

We have incurred capital expenditures primarily in connection with the purchase, renovation and furnishing of our premises, and the purchase of equipment used in our operations, such as automobile vehicles, electronic devices and certain equipment for aerial photogrammetry. Our capital expenditures in property and equipment were approximately $10.5 million, $5.0 million, $1.1 million and $563,000 for 2007, 2008, 2009 and the first quarter of 2010, respectively. We expect that our capital expenditures in 2010 will increase significantly from the amount in 2009 as we will purchase additional property and equipment for our aerial photogrammetry business. We plan to fund capital expenditures primarily through cash generated from our operating activities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	491	360	131	—	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases expire in 2011 and are renewable upon negotiation.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009. Although we have not in the past been materially affected by inflation, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, we earn all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately $75.9 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on an assumed initial offering price of $11.50 per ADS, the midpoint of the price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the RMB against the U.S. dollar, from a rate of RMB6.8258 to $1.00 to a rate of RMB6.2053 to $1.00, will result in a decrease of RMB47.1 million ($6.9 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the RMB against the U.S. dollar, from a rate of RMB6.8258 to $1.00 to a rate of RMB7.5842 to $1.00, will result in an increase of RMB57.6 million ($8.4 million) of the net proceeds from this offering.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recently Issued Accounting Standards

In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trade and that currency is different from (1) the entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.

INDUSTRY

Introduction

Digital map has a wide range of uses, including navigation, location-based services and other geography-related applications. Navigation applications and location-based services not only help users find their way from one place to another, but also provide useful information about their current location, such as the locations of nearby businesses, restaurants, lodging and entertainment venues and public services. Governments and enterprises also use digital map content and related solutions for various applications, including infrastructure and assets planning, fleet and logistics management and location-based monitoring.

Digital map content and location-based solutions have generally been used in the following three markets:

•	Automotive navigation, which include in-dash navigation systems, portable navigation devices and other GPS-enabled devices such as personal digital assistants;

•	Public sector and enterprise applications; and

•	Wireless and Internet location-based services.

Industry Value Chain

The value chain for navigation applications and location-based services consists of the following distinct providers:

•

Map data providers collect, process and provide digital map data for navigation engine providers, middleware vendors, hardware vendors and application and service providers. High-quality and up-to-date map data is the foundation of all other navigation and location-based service applications and requires a large initial investment and accumulation of information over a long period of time.

•

Navigation engine providers create software applications which use map data and GPS-positioning information to enable map search, calculate optimal routes and provide turn-by-turn navigation guidance to end-users.

•

Middleware vendors provide software platform to hardware vendors, allowing them to customize mapping applications and integrate digital maps, points of interest and other data from different sources into presentations that can be used by end-users.

•	Hardware vendors provide hardware such as in-dash navigation systems, portable navigation devices and mobile phones on which software platforms are run.

•	Application and service providers offer location-based, value-added services to end-users of navigation systems, portable navigation devices and mobile phones.

In developed markets such as North America and Europe, different companies focus on different parts of the value chain. However, there has been a recent trend towards vertical integration. For example, hardware manufacturers Nokia Corporation and TomTom N.V. acquired map data companies NAVTEQ Corp. and Tele Atlas N.V., respectively, in 2008. We believe these acquisitions highlight the value of controlling the original map data to provide integrated solutions.

Overview of the Global Navigation and Location-based Services Markets

Automotive Navigation

Automobile in-dash navigation systems are typically manufactured by third-party original equipment manufacturers (OEMs) and are then installed by automobile manufacturers or automobile dealerships. These in-dash systems, which are fully integrated with the automobiles, contain internal gyroscopes for GPS calibration and feature LCD displays. Portable navigation devices are integrated devices providing comprehensive functions including GPS-based location data and navigation functions, media playing, camera and computing.

We believe several key factors have driven and will continue to drive the growth of the in-dash navigation system and portable navigation device markets. More automobile models have been equipped with in-dash navigation systems, including an increasing number of mid-range and entry-level automobile models. Price reductions of in-dash navigation systems and portable navigation devices have made them more affordable and attractive to a wider range of consumers. On the other hand, the market penetration rates of these systems and devices are still relatively low, presenting significant opportunities for future growth. We believe new navigation and location-based features and services will further improve user experience and drive market adoption. These features and services include 3-D visualization, real-time traffic updates, dynamic route guidance, weather information, point of interest search, voice input, and two-way communication that allows for dynamic map updates, sharing of user-generated information and telematics services.

Public Sector and Enterprise Applications

Government agencies as well as businesses in a variety of sectors have used location-based applications for many years for a wide range of applications, including the management of vehicles and assets, personnel monitoring in the field, logistics planning, consulting and strategic decision-making. Government applications include land surveys, emergency response, utilities system maintenance, natural resource management, and traffic and public transportation planning and monitoring. The emerging use of radio frequency identification (RFID) tags makes more detailed location-based logistics management feasible. Coupled with the latest technology advances, location-based technology can help governments and enterprises optimize their logistics planning and field operations.

Wireless and Internet Location-based Services

The ability to determine the location of a person, subject or destination has given rise to new location-based services. Types of location-based services include: determining the location of people and the location of required services or products, provision of contextual information, tracking of activities, people or subjects, location-based interactive gaming and targeted advertising and marketing.

In recent years, wireless location-based services have experienced rapid growth. This growth was driven in part by the increase in the number of smartphones, which are mobile phones with advanced capabilities, including GPS function. Furthermore, the emergence of mobile brand application stores, such as those run by Apple, Research in Motion (RIM), Nokia and Google, attract developers to create new and useful applications that further drive the adoption of location-based services.

Internet websites such as Google Maps, Mapquest and Yahoo! Maps have attracted considerable user traffic by providing map data and enable users to plan and review driving routes and use location-based searches to obtain more detailed information about a location. In addition to basic route planning and information searching, a considerable number of new online applications of digital map data have emerged in recent years. Easy-to-use application programming interfaces (API), which refers to interfaces that a software program implements in order to allow other software to interact with it, give website operators the ability to layer real-world information onto the digital map. This has resulted in the development of many new applications and services, such as location-based real estate search, social networking and user-generated content. User-generated data in particular presents an increasingly important source of up-to-date point of interest information.

Overview of the Navigation and Location-based Services Markets in China

Automotive Navigation

China’s rapid economic growth has resulted in a quickly expanding and changing roadway network, massive investments in the road system and rising disposable income, which in turn is driving strong demand for passenger cars. According to data released by the PRC Ministry of Transport, approximately 415,000 kilometers of new roadways were built between 2006 and 2008, and the total investments on roadway construction from 2006 to the first half of 2009 amounted to approximately RMB2.3 trillion ($340.3 billion). According to the Analysys In-Dash Report, passenger car sales volume reached 10.3 million in 2009 and is expected to grow at a CAGR of 25.1% to 20.2 million by 2012. In recent years, China has also seen strong growth in in-dash navigation systems as automobile manufacturers are increasingly pre-installing these systems on high-end as well as mid-range car models. The percentage of passenger cars sold that are equipped with in-dash navigation systems, or the adoption rate, was only 3.4% in China in 2009, a very low ratio compared to that in the United States and in Western Europe. In addition, according to the Analysys PND Report, the Chinese portable navigation device market is expected to grow at a CAGR of 22.2% from 1.5 million units sold in 2009 to 2.8 million units sold in 2012, driven primarily by the development of new features such as real time traffic information and value-added services such as entertainment and e-Commerce.

China In-dash Navigation Systems Sales Volume and Adoption Rate 2006 – 2012E*

Source:	Analysys In-Dash Report 2010
*	E = Estimate.

China Portable Navigation Device Sales Volume 2006 – 2012E*

(in thousands)

Source:	Analysys PND Report 2010
*	E = Estimate.

Digital map data providers have become an important part of the industry value chain primarily due to the rapid development of China’s road systems and the increasing need for related location-based information. In-dash navigation system and portable navigation device manufacturers demand high quality and up-to-date map data in order to maintain the competitiveness of their products. According to the Analysys In-Dash Report, the in-dash navigation map market reached RMB411 million ($60.2 million) in 2009 and is expected to grow at CAGR of 21.2% to RMB731 million ($107.1 million) by 2012.

China In-dash Navigation Map Market Size 2006 – 2012E*

(RMB in millions)

Source:	Analysys In-Dash Report 2010
*	E = Estimate.

Public Sector and Enterprise Applications

There is a growing demand for digital map data and other geographic information in the public sector in China. For example, the State Bureau of Surveying and Mapping announced in 2006 the “Digital City Geospatial Framework” initiative to help municipal governments across China build uniform citywide geographic information platforms. The State Bureau of Surveying and Mapping expects that the Digital City initiative will be implemented in over 330 large and medium-sized cities and additional selected small cities by the end of 2015. As the Chinese government continues to invest in developing geographic information platforms and related applications on such platforms such as environmental and infrastructure planning, emergency response systems and transportation planning, the usage of digital map and location-based services in the public sector is likely to increase.

State-owned and private enterprises in China are constantly searching for ways to better manage their assets and other resources. Similar to the situation of global enterprises, location-based solution providers can customize their technologies to offer a wide variety of solutions and applications such as fleet and logistics management, demographic studies and location assessment to meet the needs of enterprises in China.

Wireless and Internet Location-based Services

China has the largest number of mobile subscribers and Internet users in the world. According to the Ministry of Industry and Information Technology, China’s total number of mobile phone users reached 786.5 million as of the end of April 2010. The number of mobile phones with GPS features is also experiencing rapid growth and is projected to increase from 7.4 million in 2009 to 88.4 million by 2012, representing a CAGR of 128.6%, according to Analysys International. Location-based services providers have already begun offering applications such as mobile map and mobile navigation, albeit mostly on a trial basis. With the introduction in 2009 of 3G mobile services by all three mobile operators in China, which, according to the PRC Ministry of Industry and Information Technology, made direct investments totaling RMB160.9 billion ($23.6 billion) on their 3G networks in 2009, the significant increase of network speed and capacity and the expanding portion of mobile phones equipped with GPS functions present significant opportunities for location-based solution providers. According to the Frost & Sullivan Report, the wireless location-based value-added service market grew significantly, from RMB647 million ($94.8 million) in 2006 to RMB2.3 billion ($339.6 million) in 2009, at a CAGR of 53.0%, and this growth is expected to further accelerate. It is estimated that the total market size will increase from RMB2.3 billion ($339.6 million) in 2009 to RMB11.5 billion ($1.7 billion) in 2012, at a CAGR of 70.7%.

China Wireless Location-Based Service Market Size 2006 – 2012E*

(RMB in millions)

Source:	Frost & Sullivan Report 2010
*	E = Estimate.

China Internet Network Information Center estimates that the total number of Internet users in China reached 410 million as of the end of April 2010. Supported by the large and rapidly growing user base, China’s Internet location-based services market will continue to experience significant growth. According to the Analysys Internet Report, China’s Internet location-based service market grew at a CAGR of 59.2% from RMB90 million ($13.2 million) in 2006 to RMB362 million ($53.1 million) in 2009. It is estimated that the total market size will increase from RMB362 million ($53.1 million) in 2009 to RMB722 million ($105.7 million) in 2012, at a CAGR of 25.8%.

China Internet Location-Based Service Market Size 2006 – 2012E*

(RMB in millions)

Source:	Analysys Internet Report 2010
*	E = Estimate.

BUSINESS

Overview

We are a leading provider of digital map content and navigation and location-based solutions in China. At the core of our business is a comprehensive nationwide digital map database that covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Almost all of China’s 1.3 billion people live within the area covered by our digital map database. In addition, we have completed 3-D navigation maps of key areas in 19 major cities and photo-realistic 3-D models of 16 cities for public sector projects. We have also built a technology platform that enables us to develop tailored solutions for our customers.

Through our nationwide digital map database and proprietary technology platform, we have become a market leader in providing the following comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users:

•

Automotive Navigation. We provide digital map data for in-dash navigation systems installed by a number of international and domestic automobile manufacturers on over 100 car models in China, including multiple Audi and BMW models. We also provide customized navigation solutions, ranging from digital map data to a “total solution” which consists of digital map data, the navigation engine and the user interface, for use by many major portable navigation device manufacturers in China, such as Jiangsu Shinco Electronics Group Co., Ltd. and its affiliated entities, or Shinco, Nanjing Malata Science and Technology Co., Ltd., or Malata, and Guangdong Steelmate Security Co., Ltd., or Steelmate.

•

Public Sector and Enterprise Applications. We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions, and location-based enterprise solutions.

•

Wireless/Internet Location-based Solutions. China Mobile, the world’s largest mobile operator measured by number of subscribers, uses our nationwide digital map database for its wireless location-based services. We and China Mobile are also jointly developing a new mobile navigation service utilizing our map data and navigation engine, which is expected to be launched in 2010. Our contractual relationship with China Mobile is maintained through China Mobile Liaoning, the China Mobile subsidiary in charge of constructing and operating a location-based service platform for China Mobile’s nationwide network. We also have collaborated with several mobile phone manufacturers, primarily Samsung, to pre-install our navigation solutions on mobile phones. In addition, we provide map application solutions, including through map API, to more than 6,500 websites in China, including websites operated by Google and SINA, enabling them to provide location-based services to their end-users.

For the year ended December 31, 2009, net revenues from our automotive navigation, public sector and enterprise applications and wireless/Internet location-based solutions businesses accounted for 63.3%, 25.1% and 9.0%, respectively, of our total net revenues. For the three months ended March 31, 2010, net revenues from our automotive navigation, public sector and enterprise applications and wireless/Internet location-based services businesses accounted for 73.8%, 13.8% and 10.7%, respectively, of our total net revenues.

Our net revenues increased from $29.7 million in 2007 to $45.5 million in 2008 and to $57.2 million in 2009, representing a CAGR of 38.8% from 2007 to 2009, and increased by 42.7% from $11.6 million for the three months ended March 31, 2009 to $16.6 million for the three months ended March 31, 2010. Net income attributable to AutoNavi Holdings Limited shareholders decreased by 61.7% from $5.7 million in 2007 to $2.2 million in 2008, and increased by 371.7% from $2.2 million in

2008 to $10.4 million in 2009. Net income attributable to AutoNavi Holdings Limited shareholders decreased by 42.6% from $1.6 million for the three months ended March 31, 2009 to $897,000 for the three months ended March 31, 2010. In 2009, we incurred share-based compensation expenses of $4.8 million, including $2.9 million from our continuing operations. For the three months ended March 31, 2010, our share-based compensation expenses were $4.3 million, compared to nil for the three months ended March 31, 2009.

The rapid pace of China’s economic development and urbanization, coupled with substantial government spending on infrastructure, has resulted in rapid changes to China’s road systems. However, the rate at which China compiles and releases comprehensive geographic information, such as large-scale national and regional maps, is still behind those of developed countries. Uniform national standards for road signage have not been fully developed and implemented. In addition, the industry value chain for navigation and location-based services in China is still under development, and some segments in the value chain lack strong and specialized product and service providers. In order to succeed in this environment, a provider of map content and navigation and location-based solutions must not only have in-depth knowledge and understanding of the unique characteristics of the Chinese market, but also possess the technological capabilities to build and maintain a digital map database that can quickly, accurately and cost-effectively capture rapid changes to road systems, points of interest and other relevant information. We believe the unique characteristics of China’s navigation and location-based services markets present substantial opportunities for us. With over eight years of investments in the industry, we possess the requisite understanding of the Chinese market and the technological capabilities to construct and maintain a comprehensive nationwide digital map database and provide navigation and location-based solutions to meet the needs of the Chinese market.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors:

Integrated and dynamic data collection, processing and application system.    We have developed an integrated and dynamic system for the collection, processing, analysis, publishing and application of map data. We believe this integrated system provides us with both a competitive edge and a strong base for the development of new applications based on our digital map database. Our system has the following key features:

•

Dynamic multi-source data collection. We collect data from multiple sources, including field surveys, aerial photogrammetry, satellite images and other third-party sources. Our database is also supplemented by extensive customer and end-user feedback and information that we collect on a dynamic and interactive basis from the Internet.

•

Efficient large scale data processing. We use data aggregation, standardization and conversion technologies to process large volume of data collected into different formats used by our customers. With our integrated system, we are able to verify, process and add into our map database collected data 24 hours a day, 7 days a week. This significantly improves not only the timeliness, accuracy and relevancy of our database, but also the efficiency of our subsequent field surveys.

•

Broad range of data publishing formats and applications. Our technology platform allows us to produce a broad range of map presentation formats that address our customers’ different needs. We have also developed various systems and platforms to support a broad range of location-based applications and services.

Self-developed comprehensive nationwide digital map database.    We have built and maintained a comprehensive nationwide digital map database covering approximately 2.8 million kilometers of roadway across China. Almost all of China’s 1.3 billion people live within the areas covered by our digital map database. In addition to the traditional two-dimensional and bird’s eye view presentation format, our database also contains 3-D navigation maps covering key areas in 19 major cities including Beijing and Shanghai. Our database includes detailed road attributes, such as street and highway names, road signs, number of lanes, sharp turns, steep gradients, entries and exits, overhead crossings, traffic lights, one-way roads, turn restrictions and other traffic rules. Additionally, our database contains a searchable and dynamically updated collection of over 12.5 million points of interest, such as office buildings, residential buildings and communities, restaurants, hotels, tourist attractions, gas stations and parking lots. In the course of building our database, we have accumulated a massive amount of raw data, including over 364,000 hours of video recording of the roadways across China and aerial images covering over 556,000 square kilometers. Our database is structured to allow us to build in multiple layers of industry specific information that we collected via our customers’ applications. We believe our digital map database presents a significant barrier to entry for potential competitors as this type of database requires years of work and a high level of research and development capability to build.

Market leader in providing comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users.    We are a pioneer in the navigation and location-based services markets in China and obtained a Class A surveying and mapping qualification certificate for digital navigation map production and related activities in 2004. Our solutions are tailored to accommodate the unique characteristics of the Chinese market, such as the rapidly expanding road network, which currently lacks nationwide standard road signage. Our user-friendly software interfaces are designed specifically for Chinese customers.

We have become a market leader in the following segments:

•

Automotive navigation: According to the Analysys In-Dash Report, we were the largest provider of digital map data for in-dash navigation systems, with a 48.7% market share based on the number of copies of digital map data sold in 2009. According to the Analysys PND Report, we were the largest provider of digital map data for portable navigation devices, with a 30.3% market share based on the number of portable navigation devices sold in 2009.

•

Public sector and enterprise applications: We provide a wide range of solutions to public sector and enterprise customers, including aerial photogrammetry solutions, 3-D modeling applications, location-based public sector solutions, and location-based enterprise solutions. In 2007, 2008, 2009 and the first quarter of 2010, we provided location-based management solutions to more than 100 public sector and enterprise customers. We were the first private company in China to obtain a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping, which is required for the provision of nationwide aerial photogrammetry solutions in China.

•

Wireless/Internet location-based solutions: We provide a nationwide digital map database to China Mobile, China’s largest national mobile operator with more than 538.9 million subscribers as of the end of March 2010, to support its location-based services offered to individual mobile subscribers. According to the Frost & Sullivan Report, MiniMap, our user-end map application software for mobile phone users that is currently provided free of charge, was the second most widely used map application software for mobile phone users in China in 2009. We provide our map application solutions to more than 6,500 websites in China, including websites operated by Google and SINA, to enable their provision of Internet location-based services in China. According to the Analysys Internet Report, our map database accounted for 49.7% of the total number of clicks in 2009 and Internet users in China accessed our map data more than that of any other digital map provider in China in 2009.

Extensive customer relationships with leading players in our target markets.    We have close relationships with blue-chip customers in our target markets and often collaborate with them to help define and develop their products and services. In the in-dash navigation systems market, we provide digital map data, directly or through in-dash navigation system manufacturers, for over 100 car models made by a number of international and domestic automobile manufacturers, including FAW Volkswagen Co., Ltd., or FAW Volkswagen, BMW, Shanghai General Motors Co., Ltd., or Shanghai General Motors, Mercedes-Benz, and Guangqi Honda Automobile Co., Ltd., or Guangqi Honda. In the portable navigation devices market, we provide navigation solutions to leading portable navigation device manufacturers in China, including Shinco, Malata and Steelmate. In the wireless/Internet sector, we have strong relationships with our customers, which include China Mobile, Google and SINA.

Strong research and development capabilities.    Our navigation and location-based solutions are supported and enhanced by our experienced and dedicated research and development team of over 300 engineers. We believe that we have one of the largest research and development teams among digital map data providers in China. Our research and development function focuses on initiatives to improve the quality of our database, increase the efficiency of the database production process and design new solutions meeting our customers’ evolving needs. Our research and development expenses accounted for approximately 10.7%, 11.1%, 12.8% and 14.9% of our net revenues in 2007, 2008, 2009 and the first quarter of 2010, respectively.

Experienced management team with proven execution capabilities.    Led by Jun Hou, our chairman, and Congwu Cheng, our chief executive officer, our senior management team has extensive knowledge of and experience in China’s navigation and location-based services industry and a deep understanding of the Chinese market, business environment and regulatory regime. Most of our senior management team members have been with us since April 2002. We believe the entrepreneurial corporate culture fostered by this group of industry veterans has helped and will continue to help us attract, motivate and retain talent, which is key to our continuing growth.

Our Strategy

Our goal is to maintain our position as a leading provider of digital map content and become the largest location-based information and value-added solution provider in China. To achieve this goal, we intend to leverage our existing strengths and pursue the following strategies:

Enhance the quality, coverage and depth of our digital map data to support more specialized and customized solutions.    We intend to enhance the quality of our digital map database by incorporating new road attributes and developing new presentation features. We will further refine the layers and classifications of our data to provide more precise map data solutions, and continue to improve our data solutions to support applications on different devices. We intend to expand the number of points of interest and include more detailed content to support new services such as location-based search and advertising. We will continue to leverage technologies such as aerial photogrammetry and 3-D modeling to further enhance the accuracy and richness of our database. In addition, we will continue to transform our database into a connected and dynamic database which facilitate cost-effective and streamlined data collection, verification and publishing, including dynamically collecting, verifying and incorporating user feedback. In order to support our plan to develop more customized location-based data solutions targeting specific industries or types of customers, we plan to develop specialized sub-databases that contain more in-depth, industry-specific information.

Continue to invest in research and development to increase the efficiency of our technology platform and expand our technological capabilities.    We intend to improve the efficiency of our technology platform by investing more resources in workflow automation, including technologies for geographic data matching, geographic data pattern recognition and data integration.

We will also seek to develop more efficient ways of data verification and conversion to further take advantage of third party content, including user generated content. We intend to research, develop and launch next-generation features of our existing applications, such as voice interfaces and real-time traffic data and dynamic routing, and enhance our 3-D presentation capabilities. We will apply our core location-based application engines to more types of devices and further develop our data mining technologies and capabilities. We will also explore and support more interactive uses of our database while continuing to expand our internal application and solution development capabilities.

Improve existing and develop new navigation and location-based solutions.    We will continue to improve and expand our solutions through providing more location-based solutions and increasing our customers’ ability to launch new location-based services based on our database and technology platform. We aim to become an all-in-one solution provider as our digital map content and location-based solutions gradually converge into one integrated platform. We believe that the continuing improvement and expansion of our existing solutions will help us retain pricing power, improve brand recognition and user loyalty, and lead to more diversified and recurring revenue streams.

For example, in the automotive navigation market, we intend to further enhance the quality of our map database by including more 3-D presentations and adding voice search function. On the public sector and enterprise front, we will focus more on providing solutions that generate recurring revenues by adapting our existing solutions developed for particular government agencies and enterprises for use by a broader range of customers. On the wireless/Internet location-based solutions front, we intend to continue to cooperate with mobile operators under either a licensing fee model or a revenue sharing model. In addition, we intend to develop more applications utilizing our map database for individual mobile subscribers and Internet users. For Internet service providers, we plan to further monetize our map API by expanding our customized premium map API offerings and integrating online advertising.

Build a backend service system capable of supporting location-based solutions to a large number of end-users through any device.    We intend to provide highly customized, value-added location-based solutions to end-users through a wide array of devices. We expect that the types of our solutions, the number of end-users that we will directly interact with as customers and the types of devices through which our solutions will be delivered will increase significantly in the future. To accommodate changes in our future business, we will invest more resources in developing a scalable backend service system that can help us effectively manage our solutions and our relationships with end-users and customers. In this regard, we will further improve our solution management system to enable us to efficiently manage a much larger number of service requests. Moreover, we will develop an end-user management system capable of storing, mining and analyzing large amounts of customer data. Additionally, we will further enhance our interfaces with third party billing systems so that we can timely and accurately track receivables from our customers under revenue-sharing arrangements.

Strengthen relationships with customers and other industry constituents.    We intend to increase our sales and marketing activities, including brand promotion activities among end-users. We will further strengthen our research and development and technical support teams to develop more customized solutions and to help our customers implement and integrate our solutions.

In the automotive navigation market, we expect to establish more direct relationships with automobile manufacturers. In the public sector and enterprise applications market, we will maintain and further enhance our business relationships with government agencies and state-owned and private enterprises, build business models that generate recurring revenues and seek out other potential business opportunities. In the wireless/Internet location-based services market, we are developing additional end-user applications and solutions in collaboration with several Internet service providers. We also intend to strengthen our integration with major industry constituents, including mobile phone manufacturers and component vendors, to expand our influence in the industry, increase customer loyalty to our solutions and expand our revenue streams.

Pursue selective strategic acquisitions, investments and alliances.    The navigation and location-based services industry in China is still at an early stage of development. We have pursued selective acquisitions to add new solutions and expand our customer base. For instance, we entered the Internet location-based solutions business in 2006 by acquiring control of MapABC Technology. In the same year, we added aerial photogrammetry to our solutions by acquiring Xingtiandi Technology. We intend to continue to pursue selective strategic acquisitions, investments and alliances, primarily in China, that complement our existing portfolio of solutions, technological capabilities and geographic reach.

Our Database and Technology Platform

We have expended substantial amount of resources to build and maintain a comprehensive digital map database, our core asset, with extensive and detailed navigable geographic coverage of China. In addition, we have developed a technology platform that supports the creation, updating and protection of our database and the development of various navigation and location-based solutions.

Our Database

Our database currently covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Almost all of China’s 1.3 billion people live within the areas covered by our database. Our database includes more than 200 detailed road attributes, traffic rules and driver assistance features, such as street and highway names, road grades, road signs, number of lanes, entries and exits, overhead crossings, traffic lights, one-way roads, turn restrictions, sharp turns, steep gradients and other traffic rules that are necessary to provide navigation functions. Additionally, our database contains a searchable and dynamically updated collection of points of interest, such as office buildings, residential communities, restaurants, hotels, tourist attractions, gas stations and parking lots. The roadways covered by our database grew from 1.3 million kilometers at the end of 2007 to 2.8 million kilometers as of March 31, 2010, while the number of points of interest covered increased from 6.3 million at the end of 2007 to 12.5 million as of March 31, 2010.

Quality Assurance

We have implemented a strict quality assurance program for the construction and maintenance of our digital map database. Our software tools conduct automatic checks to ensure that all data has been correctly entered into our database. We also conduct quality inspections throughout the database creation process. In July 2009, we were granted the ISO/TS 16949:2002 certificate for our automotive navigation map design and production operations. The ISO/TS 16949 standard applies to the design, development, production and, when relevant, installation and servicing of automotive-related products and is an important independent indicator of our quality process management.

Database Protection

Because of national security concerns, digital map production is subject to certain PRC laws and regulations governing national secrecy. We have detailed policies and procedures in place that are designed to comply with these laws and regulations and prevent unauthorized access to our database. Backup copies are created for all of the raw data collected and stored both in our production facility and offsite in Beijing. A copy of the master database is stored at a secure offsite location. Most of the areas in our production facility are under video surveillance and require a valid employee ID card to access. In addition, fingerprint access control systems have been installed in areas where critical information is stored, such as the raw data storage room and the server room, to further limit access.

Our Technology Platform

We have developed a proprietary integrated technology platform that serves as the foundation for all aspects of our business, particularly the development and delivery of our various navigation and location-based solutions to our customers.

Data Collection

We use a range of data collection methods, including field surveys, aerial photogrammetry, collaboration with third parties, customer and end-user feedback, and information gathering from the Internet. We have developed an extensive array of methods and standard procedures for our field surveys. For a given area, our field employees collect road and point of interest information by driving and walking through roadways and streets throughout the area. Road tracks are recorded with our proprietary positioning devices and laptop computers, and road attributes and points of interest information are recorded with digital video camera and digital camera. Field surveys are conducted in accordance with detailed operating procedures to ensure quality and consistency of the data collected.

To supplement field surveys, we use advanced aerial photogrammetry technologies, such as high-definition digital mapping camera (DMC) systems and light detection and ranging (LIDAR), an optical remote sensing technology used to build 3-D models, to obtain high-resolution aerial images that are used to, among other things, verify and update information in our digital map database. Equipped with four high-definition digital map camera systems and one LIDAR system, we can produce aerial digital images covering approximately 450,000 square kilometers of area annually. We also use satellite images obtained from third-party data providers to further supplement data collected from field surveys.

We also rely on feedback from customers and end-users, information gathering from the Internet and various industry specific data obtained through our public sector and enterprise application projects. Our connected applications, including MapABC.com, our online map application site, MiniMap, our map applications for mobile phone users, and our solutions for connected navigation devices, have built-in functions that allow end-users to provide feedback on the accuracy of our digital map database and supply information about new roads and points of interest. We also collect user feedback through our 24-hour customer service hotline. In addition, our system can detect new roads and points of interest added onto our maps by our customers that have embedded our map applications onto their websites using our map API.

Data Processing

In our production facility in Beijing, our production employees process collected data into a uniform electronic format using our proprietary data processing technologies and aggregate the data into our master digital map database. Our technologies are designed to adapt to China’s rapidly changing and non-standardized road systems and to support conversion of our map data into different digital map formats used by various in-dash navigation systems, portable navigation devices and mobile handsets. Our employees analyze and verify data collected from sources other than field survey using a proprietary online data processing platform, which consists of a market intelligence processing system, an online data production and management system, a real-time update integration system and a quality control system. Data that have been verified through this rigorous process are promptly added into our master database and published.

Users remotely access our map database millions of times per day, generating a large amount of usage data. By studying user behaviors, we can continuously improve our database and develop new solution offerings. The information gathered can also help us identify necessary potential updates. For example, by studying the traffic pattern of GPS-enabled vehicles of our enterprise customers, we can detect changes to the roadway system and use the information to guide subsequent field surveys.

Our master digital map database is created in our proprietary format. We convert the map data into our customers’ formats as needed. We have developed a proprietary application suite that supports conversion of our map data into different digital map presentation formats used by our customers.

Data Publishing and Application

We have developed a wide variety of proprietary software tools that can be used to retrieve and present map data to end-users, including:

•	navigation engines that provide turn-by-turn navigation capability;

•	search engines that provide location-based search capability;

•	a 3-D data presentation and management platform that integrates third-party applications to provide 3-D solutions for public sector and enterprise applications;

•	a solution platform that combines various location-based application solutions such as position monitoring and fleet tracking to power public sector and enterprise applications; and

•	a map API that allows third parties to embed location-based service capability into their applications.

Our Solutions

We provide customized navigation and location-based solutions supporting a variety of third-party applications. The following table summarizes our current solution offerings:

Sector	Our Solutions	Brief Description
Automotive Navigation	• Digital map data for in-dash navigation systems	• Two-dimensional or bird’s-eye view digital map representation of the road networks in China, with detailed, 3-D representation of selected areas for certain luxury car models
	• Customized navigation software solutions for portable navigation devices	• Range from map data to a “total solution,” which includes map data, a navigation engine and a user interface
Public Sector and Enterprise Applications	• Aerial photogrammetry	• Use advanced aerial photogrammetry technologies to collect, process and classify geographic data
	• 3-D digital city models	• 3-D models of landscape and geographic features and 3-D geographic information systems for certain cities
	• Location-based government and enterprise solutions	• Location-based wireless data collection solutions designed to help municipal governments to improve civil management efficiency and to assist enterprises to better monitor and manage resources

Sector	Our Solutions	Brief Description
Wireless/Internet Location-based Solutions	• Solutions for China Mobile	• Digital map database to support China Mobile’s location-based services
• Solutions customized for China Mobile subscribers encompassing digital map data, navigation software and related content
	• Navigation solutions pre-installed on mobile phones	• Collaboration with certain mobile phone manufacturers to pre-install our navigation solutions on mobile phones
	• Solutions for individual users	• MiniMap, a user-end map application software specifically designed for mobile phone users; user-end navigation solution downloadable from iPhone’s online application store

	• Internet-based map application solutions	• Map API and other related solutions allow websites to embed location-based services capabilities into their Internet and enterprise applications

Automotive Navigation

In-dash Navigation Systems.    We provide digital map data in the forms of DVDs and hard disk drives to in-dash navigation system manufacturers and automobile manufacturers primarily through ADF Navigation, a majority-owned subsidiary of AutoNavi Software. Our map data for in-dash navigation is generally a two-dimensional or bird’s-eye view representation of the road networks in China. For certain luxury vehicle models, we also provide map data with detailed 3-D representation of key areas in 19 cities. We recently launched our proprietary total solution, which includes navigation engine software and digital map data, for several car models.

We generally ship our map data to in-dash navigation system manufacturers for delivery to automobile manufacturers. Currently there is no standard format for map data used in in-dash navigation systems in China, and each manufacturer uses its own proprietary data format. Therefore, before we ship our map data to a particular in-dash navigation system manufacturer, we first convert our data into the specific format required.

After we are selected to supply the map data by an automobile manufacturer, we work closely with the automobile manufacturer and its in-dash navigation system manufacturer to ensure system compatibility among our map data, the in-dash navigation system and the particular vehicle model. We conduct multiple rounds of indoor and outdoor testing of our map data for stability and accuracy. Upon our customer’s request, we periodically provide updated map data directly to the automobile manufacturers based on separately negotiated terms. In general, our update cycles range from quarterly to annually. Because providing updated map data is deemed as publication of digital map data under applicable PRC regulations, we must obtain governmental approval before we can provide the updates to automobile manufacturers.

We enter into contractual relationships with either in-dash navigation system manufacturers or automobile manufacturers. Under these contracts, we receive a license fee for each copy of our map data delivered. Our digital map data is currently used in in-dash navigation systems on over 100 car models made by a number of international and domestic automobile manufacturers, such as FAW Volkswagen, BMW, Shanghai General Motors, Mercedes-Benz and Guangqi Honda.

Portable Navigation Devices.    We provide customized software solutions to portable navigation device manufacturers, ranging from map data to a “total solution,” which consists of map data, the navigation engine and the user interface. The total solution supports processing of real-time traffic information and interactive navigation. Our customers in the portable navigation device market include leading portable navigation device manufacturers in China such as Shinco, Malata and Steelmate. We generally convert our map data into our customers’ formats. We typically provide both pre-sale testing assistance and post-sale technical support to portable navigation device manufacturers.

When we sell only map data to a customer, we usually provide the customer a master DVD containing the map data. The customer then copies the map data onto the portable navigation devices it makes. The maximum number of copies the customer can make from the master DVD is specified in our agreement with the customer and is subject to strict government regulation because each copy made is deemed a publication of digital map data and therefore requires governmental approval. We generally charge a license fee based on the number of copies provided to the customer. We price our customized solutions primarily based on the complexity of our solutions and market conditions.

Users of some models of portable navigation devices can download updated map data from our website, www.autonaviclub.com, or from the portable navigation device manufacturers’ websites. We also provide updated map data through the distribution channels for portable navigation devices, such as automobile dealerships and consumer electronics stores. Users of portable navigation devices that are connected to a wireless network can also download navigation map updates. For certain portable navigation device models, we support online real-time points of interest updates.

Public Sector and Enterprise Applications

Aerial Photogrammetry.    We use advanced aerial photogrammetry technologies such as high-definition digital mapping camera (DMC) system and LIDAR to collect, process and classify geographic data. We were the first private company in China to obtain a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping. We provide aerial digital images to government agencies and large state-owned enterprises for use in various fields, including land usage survey, urban planning, mapping, environmental protection, public security, agriculture and other projects. For example, we provided aerial digital images of two entire provinces and parts of three other provinces in connection with China’s second national land survey pursuant to contracts with the Chinese government in 2007, 2008 and 2009.

3-D Modeling Applications.    We have the capability to construct photo-realistic 3-D models of landscape and geographic features and develop 3-D geographic information systems. Our 3-D geographic information system allows users to perform functions such as search, browsing, positioning, routing and spatial measuring and analysis in a 3-D virtual environment. It can serve as a city’s base management platform, onto which other additional functions designed for specific government agencies or industries can be added. We have developed 3-D digital city models and base geographic information systems for 16 cities upon commission by the respective local governments.

We have provided our aerial photogrammetry solutions and 3-D modeling applications and derived revenues primarily on a project basis. We are exploring new business opportunities whereby we can leverage the 3-D models we built and license the use of these data to government agencies and other state-owned enterprises.

Location-based Public Sector and Enterprise Solutions.    By combining wireless-Internet and mobile terminal technologies, we have developed location-based wireless data collection solutions designed to help municipal governments improve civil management efficiency. These systems have been implemented by municipal government agencies in Beijing, Shanghai, Harbin, Chengdu, Chongqing, Nanjing and Jinan for use in administration and emergency operations. For example, using GPS-enabled mobile phones and other portable devices that have installed our software applications, government workers are able to pinpoint their positions and the position of key pieces of city infrastructure on a digital map and send that information along with digital photos and audio-visual messages to a command center via the wireless network. These applications can assist municipal governments to more effectively manage their utilities and other public services.

We sell solutions to enterprise customers to help them better monitor and manage their resources, including gathering work attendance information, managing fleets and tracking assets through GPS-enabled mobile devices. Customers for our enterprise solutions include telecom carriers, logistics companies, hotel chains and banks. We also provide tailored solutions, including map data for specific areas and in-depth data analysis, to certain enterprise customers. For example, we developed a customized solution for a major financial institution to assist it in selecting sites for its new branches. We often provide our enterprise solutions as part of a larger solution offering provided by a system integrator to the enterprise customers, and charge a fee for these solutions on a per-project basis.

Wireless/Internet Location-based Solutions

Wireless Location-based Solutions.    Since 2006, we have been providing a nationwide digital map database to support the wireless location-based services of China Mobile, the world’s largest mobile operator by number of subscribers. We receive payments from China Mobile primarily based on the level of usage of our map data by its mobile subscribers.

In November 2009, China Mobile engaged us to jointly develop and operate a new mobile navigation service, which is expected to be launched in 2010. Under this cooperation arrangement, we provide digital map data and navigation engine that will be pre-installed on China Mobile subscribers’ mobile phones. China Mobile’s subscribers can also download our map data and related software applications from the Internet and install them on their mobile phones. Certain dynamic information such as real-time traffic information will be delivered to subscribers of this service by China Mobile. China Mobile will charge subscribers of this service a fixed monthly fee or a per-usage fee and pay a pre-determined portion of the fee to us.

We have also collaborated with certain mobile phone manufacturers, primarily Samsung, to pre-install our navigation solutions on mobile phones. We receive payments from the mobile phone manufacturers based on the number of copies of solutions installed.

In addition, we have developed MiniMap, a map application software specifically designed for mobile phone users, which is currently provided free of charge. Our MiniMap software is compatible with most mobile operating systems and can be downloaded from the Internet. After downloading and installing the software, mobile phone users can access our online map database using the mobile operator’s data transmission services such as GPRS. With MiniMap, users can view maps of over 300 cities, conduct location-based content searches, plan the best route to a destination and check other location-based information such as weather forecasts and flight/train schedules using their mobile phones. In certain cities, users can also view real-time traffic information. Since its introduction, MiniMap has been downloaded by over five million registered users. We have also released a user-end navigation solution specifically for iPhone users in China, which can be downloaded from iPhone’s online application store for a fee of $14.99. In addition, we have developed an open mobile map API platform, which is currently provided free of charge and allows third-party developers to use our map API to develop map-related or location-based applications for mobile subscribers.

Internet-based Map Application Solutions.    We are a leading Internet-based map application solution provider in China. We provide websites access to our digital map database, including through map API, which enables them to incorporate our location-based information into their website applications. The map database is stored either on our customers’ servers or on our servers. Our customers include more than 6,500 websites in China, including websites operated by Google and SINA. Google accounted for approximately 1.2% and 1.1% of our total revenues in 2009 and the first quarter of 2010, respectively. We provide our basic solutions to most of the enterprises and websites for free to increase awareness of our map application solutions. For a small number of customers that require advanced features of our digital map database, we charge either a fee based on the number of searches of our digital map database or a fixed annual fee. In addition, through MapABC.com, our map data website, we provide Internet users with certain free location-based services including location-based search, public transportation search, route planning, real-time traffic information and online community services.

Sales and Marketing

As of March 31, 2010, we had a sales and marketing force of over 100 individuals, mainly based in Beijing and Shanghai. We employ different sales strategies in approaching different types of customers, according to their procurement practices.

Historically, automobile manufacturers selected map data suppliers through in-dash navigation system manufacturers. However, in recent years, some automobile manufacturers have built a direct procurement relationship with the map data suppliers. Generally, we are selected as map data suppliers by automobile manufacturers through their formal supplier selection processes. The engineering design department of an automobile manufacturer first sends out a “request for proposal (RFP),” usually about two to four years before a new vehicle model is launched. We then partner with an in-dash navigation system manufacturer to submit a bid. We sometimes submit multiple bids together with different in-dash navigation system manufacturers. The entire selection process may take one to three years. Once we are selected, we negotiate a sales contract with the in-dash navigation system manufacturer selected by the automobile manufacturer or directly with the automobile manufacturer. We focus our sales effort on large portable navigation device manufacturers that are willing to pay a premium for high quality customized solutions.

In the public sector and enterprise applications business, we direct our sales efforts either directly at prospective end-users of our solutions or at system integrators, which integrate our solutions into their product and service offerings for the end-users. In the wireless location-based solutions business, we obtained contracts generally through participation in the formal bidding processes organized by mobile operators. In the Internet location-based solutions business, we rely on words of mouth to increase market awareness and focus our sales efforts on companies in specific industries.

We also market our solutions through sponsorships, attendance and exhibition at trade shows and conferences, advertisements in relevant industry publications and Internet-based marketing using our own corporate websites. We were a joint organizer of the Shanghai International Navigation Industry and Technology Development Forum (NaviForum), a large and influential international conference for the navigation industry hosted by the Chinese government, in 2006 and 2007. We are also the designated provider of navigation map and related application solutions for the 2010 Shanghai World Expo.

As we expand our public sector and enterprise applications and wireless/Internet location-based solutions businesses, we will be dealing with an increasingly large number of customers. We expect to significantly expand our sales force and enhance our sales and marketing efforts to accommodate future growth in these businesses.

Customers

The following table sets forth a representative sample of our customers and their respective applications using our solutions.

Market	Representative Customers	Applications Using Our Solutions
In-dash Navigation Systems(1)	• FAW Volkswagen, BMW, Shanghai General Motors, Mercedes-Benz, Guangqi Honda	• Navigation • Point of interest search

Portable Navigation Devices	• Shinco, Malata, Steelmate	• Navigation • Point of interest search

Public Sector Applications	• Selected central and regional government agencies	• Land usage survey, urban planning and other projects • 3-D digital city applications • Municipal management • Asset tracking/fleet management

Enterprise Applications	• Selected telecom carriers, logistics firms, hotel chains, banks	• Asset tracking/fleet management/logistics planning

Wireless Location-based Solutions	• China Mobile, Samsung China Investment Co., Ltd., Motorola (China) Technologies Ltd.	• Navigation • Location-based search

Internet-based Map Application Solutions	• Google • SINA	• Map display • Route planning • Point of interest search • Live traffic services

(1)	We maintain business relationships with automobile manufacturers either directly or through in-dash navigation system manufacturers, including Delphi Corporation, Alpine Electronics, Inc. and Aisin AW Co., Ltd.

A small number of customers in the in-dash navigation systems, portable navigation devices and public sector and enterprise applications markets historically have accounted for a substantial portion of our total net revenues. In 2007, 2008, 2009 and the first quarter of 2010, our top five customers accounted for 81.5%, 66.9%, 67.5% and 74.2%, respectively, of our total revenues. Alpine Electronics (China) Co., Ltd., China Ministry of Land Resources and AW (Shanghai) Autoparts Trading Co., Ltd. contributed 27%, 12% and 16%, respectively, of our total revenues for the year ended December 31, 2009. AW (Shanghai) Autoparts Trading Co., Ltd. and Alpine Electronic (China) Co., Ltd. contributed 33% and 29%, respectively, of our total revenues for the quarter ended March 31, 2010. We anticipate that a limited number of customers will continue to represent a significant percentage of our total net revenues for the foreseeable future. As we further develop our various businesses, especially the wireless/Internet location-based solutions business, which historically has not accounted for a significant portion of our total net revenues, the identity and concentration of our top customers may change.

Customer and End-User Services and Support

We provide services and technical support to both our customers and end-users of our solutions through our service department, which consists of our call center operating on a 24 hours a day, seven days a week basis and our technical support team. Our service department has over 100 employees. In the course of providing services and support, our service personnel routinely collect feedbacks from customers and end-users on our data and solutions and pass the information to other departments to improve quality.

Competition

The competitive landscape in China varies across the different markets in which we operate. While we face competition in each line of location-based solutions we offer, we believe none of our competitors provides as broad a spectrum of solutions as we do.

Automotive Navigation.    In the in-dash navigation systems market, our primary competitor is NavInfo Co., Ltd. The portable navigation device market for digital map solutions is highly competitive with multiple map data providers. In addition, some of our competitors in these markets have formed joint venture or otherwise cooperated with the two major international digital map providers, NAVTEQ Corporation, a subsidiary of Nokia Corporation, and Tele Atlas N.V., a subsidiary of TomTom N.V. The global reach of these two companies, their pre-existing relationships with some of our key customers, their greater financial resources and their affiliation with large navigation hardware manufacturers may help our competitors expand their respective businesses.

We believe that the principal factors affecting our competitive position in the automotive navigation markets are:

•	the quality of the map database, including the accuracy, comprehensiveness and richness of the map data and point of interest information and the frequency of updates;

•	the variety of features, such as real-time traffic information and 3-D presentation, included in the map data;

•	the ability to package data into the major map file formats used by hardware manufacturers;

•	the user-friendliness of the user interface;

•	the ability to provide integrated and customized software and map data solutions to meet customers’ specific needs;

•	the price to customers for the use of the map data and solutions; and

•	the variety and the quality of solutions offered, including after-sales support.

Public Sector and Enterprise Applications.    In our aerial photogrammetry and 3-D modeling applications businesses, we face competition primarily from state-owned enterprises that have aerial photogrammetry capabilities and companies with 3-D geographic modeling capabilities. The competition is based primarily on technology capability, service capacity, customer relations and pricing. In providing location-based municipal management and enterprise solutions, we compete primarily with companies with digital map production capabilities as well as small, local service providers. The competition is primarily based on the ability to provide integrated solutions consisting of both map data and software applications.

Wireless/Internet Location-based Solutions.    In the wireless location-based solutions business, we have been providing China Mobile with a nationwide digital map database to support its location-based services to individual mobile subscribers throughout its nationwide network, and have not faced significant competition with respect to this business. In mobile navigation and user-end map applications, we face competition primarily from companies that offer similar solutions. The competition is primarily based on product design and marketing. In providing map application solutions to Internet websites, we compete primarily with Mapbar. The competition is primarily based on access to quality map data, richness of the content, ease of use, stability of solutions and technical support.

Research and Development

Research and development is an integral part of our continued growth. Our research and development team consists of over 300 engineers, who are focused on improving the quality of our database, increasing the efficiency of the database production process and better serving our customers’ needs. Our customers’ changing requirements for our navigation and location-based solutions drive our technology developments and innovations in data gathering, processing, delivery, presentation and applications. We spent approximately $3.2 million, $5.0 million, $7.3 million and $2.5 million on research and development in 2007, 2008, 2009 and the first quarter of 2010, respectively. We expect to continue to develop proprietary technologies. We may acquire or license third-party technologies where it would be more cost effective.

We are currently focused on the following research and development initiatives:

•

Develop new technologies and tools to improve our database production capability and efficiency in various stages of the production process, e.g., new field data collection software to improve the efficiency of field survey, an online based data processing framework to streamline tools and processes to allow real time data editing, verification and publishing, and technologies and processes to enable incremental update of the database.

•

Develop new features for our existing solutions and new solutions based on our map database and technology platform, with more emphasis on online solutions and applications. For example, we plan to invest more resources to build customized applications based on our core navigation and location-based solution engine.

•

Improve our analytical capability to generate more information from the customer and end-user usage data to help us improve existing solution offerings and develop new navigation and location-based solutions.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights. We hold eight patents and have applied for the registration of an additional 63 patents, which cover a variety of technologies, including technologies relating to the collection, processing, storage and distribution of geographical and other data, data searching and navigation interface. We also seek to protect our digital map database, software and related technology through our license agreements with customers and confidentiality agreements with our employees, consultants, customers and others. We have registered 40 trademarks and 56 computer software copyrights in China. Our main website is located at www.AutoNavi.com, and we have registered approximately 80 domain names.

Employees

We had 1,599, 1,845 and 1,612 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees by function as of March 31, 2010:

Functional Area	Number of Employees	% of Total
Data Collection and Processing	1,035	60.6%
Research and Development	391	22.9%
Sales and Marketing	129	7.6%
General Administration	153	8.9%

Total	1,708	100.0%

We invest significant resources in the recruitment, retention, training and development of our employees. Through a combination of short-term performance evaluation and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We believe that our relations with our employees are good, and we have not experienced any work stoppages due to labor disputes.

Facilities

Our corporate headquarters are located at 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing, where we own approximately 4,090 square meters of office space. We maintain a production facility in the Changping Hi-tech Park, Beijing, China, where we lease approximately 8,437 square meters of office space. We also own approximately 3,200 square meters of office space in Xiamen and lease a total of approximately 1,700 square meters of office space in Shanghai, Wuhan and Shenzhen.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.

REGULATION

As a provider of digital map content and navigation and location-based solutions, we are regulated by various government authorities, including, among others:

•	the State Bureau of Surveying and Mapping;

•	the General Administration of Press and Publications;

•	Ministry of Industry and Information Technology (successor of Ministry of Information Industry); and

•	the State Administration for Industry and Commerce.

The principal PRC regulations governing surveying and mapping, digital map production, aerial photogrammetry, online map publication and other aspects of our business activities in China include:

•	Catalogue for the Guidance of Foreign Investment Industries (Amended in 2007);

•	Surveying and Mapping Law (2002);

•	Map Drawing and Publishing Administrative Regulations (1995);

•	the Administrative Rules of Surveying Qualification Certificate (2009);

•	the Rules of Examination and Verification of Maps (2006);

•	the Notice on Strengthening the Administration of Internet Map (2005);

•	the Notice Regarding Administration of Digital Navigation Maps (2007);

•	Opinions on Strengthening the Administration of Internet Map Services and the Websites that Provide Geographical Information Services (2008);

•	the Notice on Strengthening the Administration of Internet Map (2009);

•	the Notice Regarding Strengthening the Administration of Aerial Photogrammetry (2005);

•	Telecommunications Regulations (2000);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Administrative Measures on Electronic Publications (2008); and

•	Standard for Internet Map Services (Amended in 2010).

As the navigation and location-based services industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those which we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws and regulations applicable to the navigation and location-based services industry. See “Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the current PRC laws and regulations, foreign investors are only permitted to hold a minority interest in a Chinese entity engaged in surveying and mapping business. Moreover, foreign-invested companies are prohibited from engaging in the production of digital navigation maps and aerial photogrammetry. In addition, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%.

We conduct our operations in China through contractual arrangements with our variable interest entities in China, AutoNavi Software and MapABC Technology. AutoNavi Software is owned by Jun Hou, our co-founder and chairman, Congwu Cheng, our co-founder and chief executive officer, Jun Xiao, our co-founder and chief operating officer, Derong Jiang, our co-founder and senior vice president of quality control, Wenzhi Ye, our co-founder, Peng Liu, our co-founder, Jianjun Yuan, our co-founder, and Dan Liu, an independent third party. MapABC Technology is owned by Jun Hou and Xiyong Tang, our senior vice president of operations and management. AutoNavi Technology and each of AutoNavi Software and MapABC Technology and their respective shareholders entered into a series of agreements, which enable us to exercise effective control over AutoNavi Software and MapABC Technology in consideration for the services provided by our subsidiary in China.

In the opinion of Jun He Law Offices, our PRC legal counsel:

•	the ownership structures of our variable interest entities and our subsidiary in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiary, variable interest entities and their shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiary and our variable interest entities comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC navigation and location-based solutions businesses do not comply with PRC government restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content provision, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in surveying and mapping, digital navigation map production, aerial photogrammetry and value-added telecommunication services, including but not limited to Internet content services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Regulations on Licenses

We are required to hold a variety of permits and licenses, which, among others, include:

Certificate for Surveying and Mapping Qualification.    Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping, production of maps including digital maps and Internet map services shall obtain proper surveying and mapping qualification certificates. We hold a Class A surveying and mapping qualification certificate for digital navigation map production, map drawing, digital map, real 3-D map, other special maps, photogrammetry survey and remote observation geographic information system engineering, and Internet map services issued by the State Bureau of Surveying and Mapping and the term of this certificate is valid until December 31, 2014. This certificate is required for the creation and updating of our digital map database and the provision of navigation and location-based solutions to our customers. We hold a Class A surveying and mapping qualification certificate for aerial photogrammetry issued by the State Bureau of Surveying and Mapping. We need this certificate in order to provide aerial photogrammetry solutions to our customers. In accordance with the Notice on Strengthening the Administration of Internet Map promulgated by the State Bureau of Surveying and Mapping on December 28, 2009, an Internet map service provider shall obtain the surveying and mapping qualification certificate for Internet map services and operate its business within the permitted business scope. The Internet map used for providing value-added services shall be reviewed and approved by the surveying and mapping authority. The surveying and mapping qualification certificate for digital map drawing or digital navigation map production is required for drawing and updating of Internet map.

Certificate for Internet Map Service Qualification.    Under current PRC laws and regulations, a non-surveying and mapping enterprise engaging in the provision of Internet map services shall obtain a qualification certificate. Our variable interest entity, MapABC Technology, intends to apply for a qualification certificate. See “Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

ICP License.    Under current PRC laws and regulations, a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or ICP license, for Internet content provision from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China. The ICP license is necessary for us to operate our MapABC.com map application website as an Internet content provider and we have obtained such an ICP license issued by the Beijing Communications Administration.

SP License.    Under current PRC laws and regulations, a commercial operator of short message services must obtain a value-added telecommunications business operating license for short message services, or SP license, from the appropriate telecommunications authorities in order to carry on any commercial short message services operations in China. We hold two SP licenses, both issued by the Ministry of Industry and Information Technology, which we need in order to provide value-added location-based solutions through the networks of mobile operators.

Internet Publishing License.    The General Administration of Press and Publications and the Ministry of Industry and Information Technology jointly impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Internet Publication Administration (2002), the provision of online map services is deemed an Internet publication activity. According to the Opinions on Strengthening the Administration of Internet Map Services and the Websites that provide Geographical Information Services jointly issued by eight government agencies on February 25, 2008, the publication of Internet maps is subject to the approval of the General Administration of Press and Publications and requires an Internet publishing license. However, we have not obtained an Internet publishing license from the General Administration of Press and Publications for our Internet map solutions business, nor are we aware of any other Internet map service provider in China that has obtained an Internet publishing license. See “Risk Factors—Risks

Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Publication Operating License.    Under current PRC laws and regulations, enterprises engaging in the sale and distribution of publications including electronic publications must obtain a publication operating license. AutoNavi Software holds a publication operating license necessary for selling our digital map data. However, ADF Navigation does not have such a license. We derive a substantial portion of our revenues from licensing our digital map data to in-dash navigation system manufacturers and automobile manufacturers, mainly through ADF Navigation. See “Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing navigation and location-based services in China are developing and subject to changes. If we fail to maintain and renew existing or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Regulations on the Surveying and Mapping Industry

Pursuant to the relevant PRC laws and regulations, enterprises engaging in surveying, mapping and production of maps including digital maps, must obtain proper surveying and mapping qualification certificates. An enterprise must obtain the surveying and mapping qualification certificates for every specific business activity of surveying and mapping it intends to engage in, for instance, map drawing, digital navigation map production, aerial photogrammetry, geographic information system engineering and Internet map services. The surveying and mapping qualification certificates, which are divided into four classes, Class A, Class B, Class C and Class D, specify the particular scopes of surveying and mapping activities that an enterprise is permitted to engage in. Class A surveying and mapping qualification certificates represent the first rank in all classes. A holder of a Class A surveying and mapping qualification certificate must, among other requirements, have been granted an ISO 9000 Attestation Certificate of Quality Control System. A holder of a Class A surveying and mapping qualification certificate that includes aerial photogrammetry in the permitted business scope must also have more than 25 technical specialists, aerial photogrammetry equipment and other special equipment. The Class A surveying and mapping qualification certificates are issued by the State Bureau of Surveying and Mapping and are effective for no more than five years subject to an annual review. Sixty days before the expiration of the Class A surveying and mapping qualification certificate, the holder must apply to the State Bureau of Surveying and Mapping to renew the surveying and mapping qualification certificate.

Enterprises engaging in surveying and mapping must conduct their business within the scope specified in the surveying and mapping qualification certificate. Before publishing a map, enterprises engaging in map production must submit a sample of the map to the national or local bureau of surveying and mapping for review and approval. The national or local bureau of surveying and mapping will assign a review number to each map sample submitted for review. Such review number must be marked on the published version of the map. The publication of map must also be approved by the General Administration of Press and Publications. With regard to digital navigation maps, basic requirements regarding safety processing technology should be observed. Each digital navigation map must be submitted for review and approval before it is published, presented and used. Any change in the map is subject to review and approval of the relevant bureau of surveying and mapping. A sample of the published digital navigation map shall be submitted to and registered with the relevant bureau of surveying and mapping.

Regulations on Electronic Publications

According to relevant PRC laws and regulations, our digital map data are electronic publications, which can only be published by a publishing entity with an electronic publication publishing license granted by the General Administration of Press and Publications and sold by an entity with a publication operating license granted by the General Administration of Press and Publications or its local counterparts. We hold a publication operating license which we need in order to sell our digital map data. However, we do not have an electronic publication publishing license; therefore, we have entered into an agreement with SinoMaps Press, a publishing entity that holds an electronic publication publishing license. According to the agreement, we are responsible for surveying and data processing relating to the digital maps to be produced, while SinoMaps Press is responsible for map review, approval application and publishing work. The agreement is effective until November 2014. For every electronic publication and its updated version, SinoMaps Press must submit the sample map and other required information to the State Bureau of Surveying and Mapping and the General Administration of Press and Publications for approval.

Regulations on Information Security

Due to national security concerns, enterprises engaging in surveying and mapping activities are subject to strict state secrecy laws and regulations. Surveying data and achievements are divided into two categories, basic surveying achievements and non-basic surveying achievements. Basic surveying achievements generally include, without limitation, data and pictures obtained for the purpose of establishing a nationwide uniform surveying and mapping benchmark and system, data and video obtained through basic aerial photogrammetry and other data and information regarding basic geographic information system. Other surveying achievements are deemed to be non-basic surveying achievements. Upon completing surveying and mapping activities, an enterprise must submit a copy of the basic surveying achievements and a list of the non-basic surveying achievements to a relevant bureau of surveying and mapping. The achievements obtained in projects financed by the central government should be submitted to the State Bureau of Surveying and Mapping, while the others are to be submitted to the provincial counterpart(s) of the State Bureau of Surveying and Mapping.

Certain basic surveying achievements are defined as state secrets, which may not be used without approval from the State Bureau of Surveying and Mapping. The basic surveying achievements that have been defined as state secrets may not be provided to foreign organizations or individuals or foreign-invested enterprises. Our digital map data which utilize the basic surveying achievements defined as state secrets have been reviewed by the relevant bureau of surveying and mapping and have been duly processed to meet the secrecy protection requirements stipulated by relevant laws and regulations. If a holder of a surveying and mapping qualification certificate violates the measures for protecting secrecy, the PRC government may revoke its surveying and mapping qualification certificate and the holder may be subject to a variety of administrative or even criminal liabilities.

Internet content in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining the Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If we, as an ICP license holder, violate these measures, the PRC government may revoke our ICP license and shut down our websites.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Prior to the effectiveness of the PRC Enterprise Income Tax Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%. However, our PRC subsidiary and some of our variable interest entities in China that satisfied certain conditions enjoyed preferential tax treatments.

The new PRC Enterprise Income Tax Law and the Implementing Rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification on April 14, 2008.

Our PRC subsidiary, AutoNavi Technology, and variable interest entities, AutoNavi Software and MapABC Technology, were recognized by the local provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprises” in May 2009, December 2008 and May 2009, respectively. Therefore, after the PRC Enterprise Income Tax Law became effective, our PRC subsidiary and variable interest entities are entitled to the preferential enterprise income tax rate of 15%. However, we cannot assure you that each of our PRC subsidiary and variable interest entities can continue to be recognized as “high and new technology enterprises” or renew this qualification when the valid term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or other preferential enterprise income tax treatment.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese Holding Company Incorporated Overseas as a Resident Enterprise under the Criterion of De Facto Management Bodies Recognition issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that any of our company, AutoNavi International Limited or AutoNavi Asia Limited is considered a PRC resident enterprise, (1) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; and (2) dividend income that Autonavi Asia Limited receives from our PRC subsidiary, however, would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC VAT and Business Tax

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity. Certain enterprises engaged in software development and sales are entitled to a refund of the VAT exceeding 3% of the gross proceeds generated from the sales of software products. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party. Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by AutoNavi Technology, were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which is the direct holding company of our PRC subsidiary. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary by our PRC subsidiary are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the PRC Enterprise Income Tax Law and holds at least 25% of the equity interest of our PRC subsidiary. However, the State Administration for Taxation promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our Hong Kong subsidiary may be considered a PRC resident enterprise for enterprise income tax purposes, in which case dividends received by it from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the State Administration of Foreign Exchange. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the State Administration of Foreign Exchange and the National Development and Reform Commission or their local counterparts.

On August 29, 2008, the State Administration of Foreign Exchange issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the State Administration of Foreign Exchange strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without the State Administration of Foreign Exchange’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the State Administration of Foreign Exchange’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the State Administration of Foreign Exchange before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the State Administration of Foreign Exchange; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the State Administration of Foreign Exchange. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local State Administration of Foreign Exchange branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

To further clarify the implementation of SAFE Circular No. 75, the State Administration of Foreign Exchange issued SAFE Circular No. 106 on May 29, 2007. Under SAFE Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local branch of the State Administration of Foreign Exchange. If the PRC subsidiaries of the offshore parent company do not report to the local branch of the State Administration of Foreign Exchange, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above foreign exchange registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the State Administration of Foreign Exchange issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and stock option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the State Administration of Foreign Exchange to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock purchases or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with the State Administration of Foreign Exchange, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the State Administration of Foreign Exchange to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by the State Administration of Foreign Exchange. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the State Administration of Foreign Exchange to open an overseas special foreign exchange account at an overseas trust bank with custody or stock brokerage qualifications to hold overseas funds used in connection with any stock purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the State Administration of Foreign Exchange. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by the State Administration of Foreign Exchange. The foreign exchange proceeds from the sales of stock can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If stock options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

The Stock Option Rules were promulgated only recently and many issues require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or stock option plan will be subject to the Stock Option Rules when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiary.

In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold the individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore overseas special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission prior to listing their securities on an overseas stock exchange. On September 21, 2006, the China Securities Regulatory Commission published a notice on its official website specifying the documents and materials that are required to be submitted by overseas special purpose companies seeking the China Securities Regulatory Commission’s approval of their overseas listings.

While the application of this regulation remains unclear, based on their understanding of current PRC laws, regulations, and new procedures announced on September 21, 2006, our PRC counsel, Jun He Law Offices, has advised us that:

•

the China Securities Regulatory Commission currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•

given that we established AutoNavi Technology before September 8, 2006, the effective date of this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation, we are not required to submit an application to the China Securities Regulatory Commission for its approval of the listing and trading of our ADSs on the Nasdaq Global Market.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jun Hou	45	Chairman of the Board of Directors
Congwu Cheng	45	Director, Chief Executive Officer
Jun Xiao	43	Director, Chief Operating Officer
Xiyong Tang	42	Director, Senior Vice President of Operations and Management†
Derong Jiang	44	Director Appointee, Senior Vice President of Quality Control*
Neil Nanpeng Shen	42	Director†
Charlie Yucheng Shi	47	Director†
Jeffrey Zhijie Zeng	41	Independent Director
Dave Qi	46	Independent Director Appointee*
Catherine Qin Zhang	44	Chief Financial Officer
Yongqi Yang	45	Chief Technology Officer

*	Dave Qi has accepted our appointment to be our independent director, and Derong Jiang has accepted our appointment to be our director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
†	Xiyong Tang, Neil Nanpeng Shen and Charlie Yucheng Shi will resign from our board of directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Jun Hou is our co-founder. He has been the chairman of our board of directors since April 2002 and was our chief executive officer from April 2002 until October 2009. From June 1994 to April 2002, Mr. Hou served as the chairman of the board of directors and was actively involved in the operations of China Da Tong Industrial Co., Ltd., a company that had been engaged in various businesses, including satellite navigation, at the time. Prior to that, he worked at China Science and Technology International Trust and Investment Corporation, a state-owned investment company, from August 1990 to August 1993 and at the Beijing Municipal Public Security Bureau from September 1988 to July 1990. Mr. Hou received a bachelor’s degree in Chinese from Peking University in China.

Mr. Congwu Cheng is our co-founder. He has been our director since April 2002, and our chief executive officer since October 2009. Mr. Cheng was our president from April 2002 until September 2009. From June 1994 to April 2002, Mr. Cheng served as the president and was actively involved in the operations of China Da Tong Industrial Co., Ltd. Prior to that, he worked at China Science and Technology International Trust and Investment Corporation from October 1989 to October 1993 and in the trading department of China Kang Hua Corporation, a state-owned conglomerate, from July 1988 to October 1989. Mr. Cheng received a bachelor’s degree in economics from Beijing Industry and Business University and a master’s degree in economics from the Graduate School of Chinese Academy of Social Sciences in China.

Mr. Jun Xiao is our co-founder. He has served as our director and senior vice president of sales and marketing since April 2002 and our chief operating officer since October 2009. From January 1995 to April 2002, Mr. Xiao served as vice president of China Da Tong Industrial Co., Ltd. Prior to that, he worked as the general manager and chief engineer at Hua Cheng Tai Yang Satellite Communication

Technology Corporation, a state-owned technology company engaged in GPS and geographic information system related businesses, from March 1993 to January 1995, as the vice general manager of the Beijing branch of Kingsoft Corporation, a software company, from September 1991 to March 1993 and as the general manager of the product and engineering department of the Founder Group, a state-owned technology company. He received a bachelor’s degree in electrical engineering in wireless communication from Peking University in China.

Mr. Xiyong Tang has served as our director and senior vice president of operations and management since September 2006 and will resign from our board of directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. In March 2004, Mr. Tang became a shareholder of MapABC Technology, which is now our variable interest entity. He worked as the general manager of the digital geography information division in the Founder Group from October 2001 to December 2003. Prior to that, Mr. Tang was a sales director at Network Associates, Inc. from May 2000 to May 2001, sales manager of the information product division of Hewlett Packard China from May 1996 to May 2000, and sales manager of 3M’s Beijing office from May 1994 to May 1996. Mr. Tang received a bachelor’s degree in applied physics from Dalian Institute of Technology in China.

Mr. Derong Jiang is our co-founder. Mr. Jiang will serve as our director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. He has served as our senior vice president of quality control since April 2002 and has over 19 years of experience in research and development management. Prior to joining us, Mr. Jiang served as vice president of China Da Tong Industrial Co., Ltd. from July 1996 to March 2002, and worked at the Founder Group from July 1994 to June 1996. Mr. Jiang received a bachelor’s degree in mechanics and a master’s degree in solid mechanics from Peking University in China.

Mr. Neil Nanpeng Shen has served as our director since October 2006 and will resign from our board of directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on the Nasdaq Global Select Market. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, the leading real estate service provider in China listed on the New York Stock Exchange, a director of China Real Estate Information Corporation, a real estate information service company listed on the Nasdaq Global Select Market, a director of American Dairy, Inc., an infant milk company listed on the New York Stock Exchange, a director of Peak Sport Products Co., Limited, a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a bio-pharmaceutical company listed on the Nasdaq Global Market, and also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on the Nasdaq Global Select Market. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.

Mr. Charlie Yucheng Shi has served as our director since October 2006 and will resign from our board of directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Shi is the co-founder and managing director of CMT ChinaValue Capital Partners, L.P. since May 2004 and Omaha Capital China Master Fund II, L.P. since January 2008, both of which are China-focused venture and early growth capital funds. Prior to that, Mr. Shi was the managing director of China Assets Investment Management Limited from April 2001 to April 2004, and senior vice president of Softbank China Venture Capital Limited from February 2000 to March 2001, both of which are also China-focused venture and growth capital funds. From January 1998 to January 2000, Mr. Shi was the deputy managing director of an investment management subsidiary of China Insurance (Hong Kong) Group. From April 1992 to December 1997, Mr. Shi worked at Merrill Lynch in the United States. The last position he held at Merrill Lynch was assistant vice president. Mr. Shi received a bachelor’s degree in economics from Fudan University in China and an M.B.A. from California Lutheran University. Mr. Shi is also a graduate of the Advanced Management Program at Harvard Business School.

Mr. Jeffrey Zhijie Zeng has served as our director since October 2006. Mr. Zeng is the CEO and founding partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. Mr. Zeng also serves as the chairman of China Special Article Logistics Company. He had previously served as managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China and other Asia countries from 2001 to 2008. Mr. Zeng continues to serve as an advisor to Walden International, whose affiliated investment entities hold Series A preferred shares in our company. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd., a large public company in Hong Kong from 1998 to 2001 and Mitsubishi Corporation in Tokyo from 1996 to 1998. Presently, Mr. Zeng also serves as an independent director of China Greatwall Computer Shenzhen Co., Ltd. and Hunan Talkweb Information System Ltd, both listed on the Shenzhen Stock Exchange, Chinasoft International Ltd, a company listed on the Hong Kong Stock Exchange, Shanghai AJ Corporation, a company listed on the Shanghai Stock Exchange, E-House (China) Holdings Limited, a real estate services company in China listed on the New York Stock Exchange, and Vimicro International Corporation, a fabless semiconductor company listed on the Nasdaq Global Market. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng received a bachelor’s degree in economics from the University of Nagasaki in Japan and a master’s degree in management from Stanford University.

Dr. Dave Qi will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Dr. Qi is a professor of accounting and the associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of its Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong from 1996 to 2002. Dr. Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. He also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Industry and Information Technology, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves on the board of directors of Sohu.com Inc. and Focus Media Holding Limited, both listed on the Nasdaq Global Select Market, Honghua Group Limited and SinoMedia Holding Limited, both listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd. and Focus Technology Co., Ltd., both listed on the Shenzhen Stock Exchange. Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an M.B.A. from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University. Dr. Qi is a member of the American Accounting Association.

Ms. Catherine Qin Zhang has served as our chief financial officer since 2006. Prior to joining us, Ms. Zhang held management positions at the finance and business operation divisions of UTStarcom from April 2003 to July 2006. Ms. Zhang had extensive experience in financial accounting, auditing and consulting while working at Deloitte & Touche LLP, Sara Lee Corporation, Accrue Software Inc. and Sun Microsystems, Inc. from January 1994 to April 2003. Ms. Zhang is a certified public accountant in the States of California and Illinois. Ms. Zhang received a bachelor’s degree in English language and literature from Peking University in China and a post baccalaureate certificate in accountancy from Oregon State University.

Mr. Yongqi Yang has served as our chief technology officer since March 2007. Prior to joining us, Mr. Yang served as vice president of engineering at Roxbeam, a startup company funded by Softbank, from May 2005 to February 2007. From March 1996 to May 2005, Mr. Yang held various technology and management positions at Microsoft. While at Microsoft, he was actively involved in the development of the Windows CE operating system. As the development manager of Microsoft’s mobile and embedded product unit, he led the development efforts for the first Windows CE product for the China market, the Chinese version of Palm PC. As a group program manager, he managed overall planning, design, development and the release of the first Microsoft set top box product for the China market, Venus. Mr. Yang also helped found the Microsoft China Technology Center, and managed the technical relationships with Microsoft hardware partners in China. Prior to joining Microsoft, Mr. Yang worked at Adobe System Inc. as a computer scientist from 1992 to 1996. Mr. Yang received a bachelor’s degree in mechanical engineering from Zhejiang University in China and a master’s degrees in computer science and mechanical engineering from Washington State University.

Board of Directors

Our board of directors will consist of six directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction by the board. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Messrs. Dave Qi, Jeffrey Zhijie Zeng and Congwu Cheng. Dr. Dave Qi will be the chairman of our audit committee. We have determined that Messrs. Dave Qi and Jeffrey Zhijie Zeng satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Messrs. Jeffrey Zhijie Zeng and Dave Qi. Mr. Jeffrey Zhijie Zeng will be the chairman of our compensation committee. We have determined that Messrs. Jeffrey Zhijie Zeng and Dave Qi satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Messrs. Jeffrey Zhijie Zeng and Dave Qi. Mr. Jeffrey Zhijie Zeng will be the chairperson of our nominating and corporate governance committee. Messrs. Jeffrey Zhijie Zeng and Dave Qi satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including cash compensation equivalent to six months of the executive officer’s salary, plus an amount equivalent to the annual bonus the executive officer received for the year prior to the year in which the termination occurs. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB4.6 million ($0.7 million) in cash to our executive officers, and paid an aggregate of $60,499 in premiums for commercial medical insurance coverage for some of our executive officers. We did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and variable interest entities and the variable interest entities’ subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

2007 Share Incentive Plan

On July 15, 2007, we adopted our 2007 Share Incentive Plan, or the Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our shares which may be issued pursuant to all awards under the Plan, as currently in effect, is 31,987,000 shares. As of the date of this prospectus, options to purchase 14,824,600 ordinary shares and 10,750,000 restricted shares, which are treated as nonvested shares under U.S. GAAP, have been granted to selected employees and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of the date of this prospectus, the stock options and restricted shares granted under our Plan to several of our executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Options / Restricted Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Catherine Qin Zhang	3,368,000 restricted shares	N/A	April 15, 2009	N/A	Vested immediately upon grant or on March 31, 2010(1)

Yongqi Yang	1,200,000 restricted shares	N/A	April 15, 2009	N/A	Vested immediately upon grant or on March 31, 2010(1)

Xiyong Tang	1,252,000 restricted shares(2)	N/A	March 31, 2010	N/A	Vested immediately upon grant

Other individuals as a group	800,000 restricted shares	N/A	May 13, 2008	N/A	Upon completion of this offering

Other individuals as a group	1,300,000 restricted shares	N/A	April 15, 2009	N/A	Vested immediately upon grant or on March 31, 2010

Other individuals as a group	Options to purchase 7,701,600 ordinary shares	0.30	April 15, 2009	April 15, 2016	0 – 4 years

Other individuals as a group	2,830,000 restricted shares	N/A	December 24, 2009	N/A	Vested immediately upon grant

Other individuals as a group	Options to purchase 6,079,000 ordinary shares	0.50	December 24, 2009	December 24, 2016	0 – 4 years

Other individuals as a group	Options to purchase 644,000 ordinary shares	1.00	April 30, 2010	April 30, 2017	0 – 4 years

Other individuals as a group	Options to purchase 400,000 ordinary shares	0.50	April 30, 2010	April 30, 2017	4 years

(1)	On March 31, 2010, the vesting schedule for these restricted shares previously granted on April 15, 2009 was accelerated so that these restricted shares vested immediately on March 31, 2010.
(2)	On March 31, 2010, options to purchase 1,252,000 ordinary shares granted on December 24, 2009 were surrendered for cancellation in exchange for the same number of restricted shares that vested immediately.

The following paragraphs describe the principal terms of the Plan.

Types of awards.    The Plan permits the awards of options, restricted shares, share appreciation rights, share payments, deferred shares and restricted share units.

Plan Administration.    Our board of directors, our compensation committee or a sub-committee designated by our board will administer the Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement.    Awards granted under the Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility.    We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control of the Company.    The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the Plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Exercise Price and Term of Awards.    The plan administrator shall determine the exercise price, grant price or purchase price for each award which shall be stated in the award agreement. Each option shall expire at such time as the plan administrator shall determine at the time of its grant. However, the maximum exercisable term is the seventh anniversary after the date of a grant.

Vesting Schedule.    In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the Plan.    Unless terminated earlier, the Plan will terminate automatically in 2014. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. Shareholder approval is required for any amendment to the Plan that (i) increases the number of shares available under the Plan, (ii) permits the grant of options with an exercise price below fair market value on the date of grant, (iii) permits the plan administrator to extend the exercise period for an option beyond seven years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

PRINCIPAL AND SELLING SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•

each of our directors and executive officers, including the directors who will resign and the appointees who will become directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%†	Number	%†	Number		%††
Directors and Executive Officers:
Jun Hou(1)	35,588,000	23.4%	—	—	35,588,000		19.5%
Congwu Cheng(2)	20,520,000	13.5%	—	—	20,520,000		11.3%
Jun Xiao(3)	12,000,000	7.9%	—	—	12,000,000		6.6%
Xiyong Tang(4)	18,700,000	12.3%	—	—	18,700,000		10.3%
Derong Jiang(5)	8,000,000	5.3%	—	—	8,000,000		4.4%
Neil Nanpeng Shen(6)	7,200,000	4.7%	—	—	7,200,000		3.9%
Charlie Yucheng Shi(7)	8,500,000	5.6%	2,500,000	1.6%	6,000,000		3.3%
Jeffrey Zhijie Zeng	—	—	—	—	—		—
Dave Qi	—	—	—	—	—		—
Catherine Qin Zhang(8)	3,368,000	2.2%	—	—	3,368,000		1.8%
Yongqi Yang(9)	*	*	—	—	*		*
All Directors and Executive Officers as a Group	97,628,000	64.1%	—	—	95,128,000	†††	52.2	%†††
Principal and Selling Shareholders:
Double88 Capital Limited(10)	20,520,000	13.5%	—	—	20,520,000		11.3%
Million Stone Development Limited(11)	18,240,000	12.0%	—	—	18,240,000		10.0%
Win Stone Limited(12)	18,140,000	11.9%	—	—	18,140,000		10.0%
Double88 Group Holdings Limited(13)	17,448,000	11.5%	—	—	17,448,000		9.6%
Leading Choice International Limited(14)	12,000,000	7.9%	—	—	12,000,000		6.6%
CMT CV-AN Limited(15)	8,500,000	5.6%	2,500,000	1.6%	6,000,000		3.3%
Progress Asia Holdings Limited(16)	8,000,000	5.3%	—	—	8,000,000		4.4%
Capital Champion Holdings Limited(17)	8,000,000	5.3%	—	—	8,000,000		4.4%
Sequoia Capital China I, L.P. and its affiliates(18)	7,200,000	4.7%	—	—	7,200,000		3.9%
Entities affiliated with Walden International(19)	7,000,000	4.6%	—	—	7,000,000		3.8%
Entities affiliated with Kleiner Perkins Caufield & Byers XII, LLC(20)	6,527,520	4.3%	—	—	6,527,520		3.6%
Entities affiliated with Indus Capital Partners, LLC(21)	2,000,000	1.3%	2,000,000	1.3%	—		—

†	The percentage calculations assume that there are 152,298,000 ordinary shares outstanding as of the date of this prospectus, including ordinary shares into which the Series A preferred shares will automatically convert immediately upon the completion of this offering.

††	The percentage calculations assume that there are 182,298,000 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs from us.
†††	The calculations include shares beneficially owned by the two directors who will resign immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
*	Less than 1%.
(1)	Includes 18,140,000 ordinary shares held by Win Stone Limited and 17,448,000 ordinary shares held by Double88 Group Holdings Limited, each of which is incorporated in the British Virgin Islands. Mr. Hou is a director of Win Stone Limited and holds 74.86% of the outstanding shares of Win Stone Limited. He is also a director and the largest shareholder of Double88 Group Holdings Limited holding 45.85% of its outstanding shares. Mr. Hou disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited and Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited, a British Virgin Islands company not affiliated with Win Stone Limited and its shareholders. As a result, Mr. Hou’s beneficial ownership in our company decreased from 28.6% to 23.4%. The business address for Mr. Hou is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(2)	Includes 20,520,000 ordinary shares held by Double88 Capital Limited, which is incorporated in the British Virgin Islands. Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited. The business address for Mr. Cheng is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(3)	Includes 12,000,000 ordinary shares held by Leading Choice International Limited, which is incorporated in the British Virgin Islands. Mr. Xiao holds 100% of the outstanding shares of Leading Choice International Limited. The business address for Mr. Xiao is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(4)	Includes 17,448,000 ordinary shares held by Double88 Group Holdings Limited, which is incorporated in the British Virgin Islands, and 1,252,000 ordinary shares directly held by Mr. Tang. Mr. Tang is a director and holds 21.48% of the outstanding shares of Double88 Group Holdings Limited. Mr. Tang disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Tang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(5)	Includes 8,000,000 shares held by Progress Asia Holdings Limited, which is incorporated in the British Virgin Islands. Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited. The business address for Mr. Jiang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(6)	Includes ordinary shares issuable upon the conversion of 5,670,720 Series A preferred shares held by Sequoia Capital China I, L.P., 651,600 Series A preferred shares held by Sequoia Capital China Partners Fund I, L.P. and 877,680 Series A preferred shares held by Sequoia Capital China Principals Fund I, L.P. We refer to these funds collectively as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. Mr. Shen is a member of the investment committee of Sequoia Capital China Advisors Limited and makes voting and investment decisions jointly with the other member of the investment committee with respect to the Series A preferred shares owned by the Sequoia Funds. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Mr. Shen. Mr. Shen disclaims beneficial ownership of the Series A preferred shares owned by the Sequoia Funds except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.
(7)	Includes ordinary shares issuable upon the conversion of 8,500,000 Series A preferred shares held by CMT CV-AN Limited. Mr. Charlie Yucheng Shi and Mr. Michael Koping Shen are the directors of CMT CV-AN Limited and managing directors of CMT ChinaValue Capital Advisors Ltd, the investment manager of CMT ChinaValue Capital Partners, L.P., which wholly owns CMT CV-AN Limited. Mr. Shi disclaims beneficial ownership of the Series A preferred shares owned by CMT CV-AN Limited except to the extent of his pecuniary interest therein. The business address of Mr. Shi is 12/F Phase II, Ming An Plaza, 8 Sunning Road, Causeway Bay, Hong Kong.

(8)	The business address for Ms. Zhang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(9)	The business address for Mr. Yang is 18/F, Daheng Scitech Mansion, South Section, No. 3 Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.
(10)	Double88 Capital Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Congwu Cheng. The registered address for Double88 Capital Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Million Stone Development Limited, a company incorporated in the British Virgin Islands, is 25% owned by Mr. Jianjun Yuan, a co-founder of our company, and 75% owned by Mr. Dan Liu, an independent third party. As directors of Million Stone Development Limited, Messrs. Jianjun Yuan and Dan Liu share voting and investment powers with respect to the ordinary shares owned by Million Stone Development Limited. Each of Mr. Jianjun Yuan and Mr. Dan Liu disclaims beneficial ownership of the ordinary shares owned by Million Stone Development Limited except to the extent of his pecuniary interest therein. The registered address for Million Stone Development Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(12)	Win Stone Limited, a company incorporated in the British Virgin Islands, is 74.86% owned by Mr. Jun Hou and 25.14% owned by Mr. Peng Liu, a co-founder of our company. In May 2010, Win Stone Limited sold 8,000,000 ordinary shares it held to Capital Champion Holdings Limited. As a result, its beneficial ownership in our company decreased from 17.2% to 11.9%. As directors of Win Stone Limited, Messrs. Jun Hou and Peng Liu share voting and investment powers with respect to the ordinary shares owned by Win Stone Limited. Each of Mr. Jun Hou and Mr. Peng Liu disclaims beneficial ownership of the ordinary shares owned by Win Stone Limited except to the extent of his pecuniary interest therein. The registered address for Win Stone Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(13)	Double88 Group Holdings Limited, a company incorporated in the British Virgin Islands, is 45.85% owned by Mr. Jun Hou, 32.67% owned by Mr. Wenzhi Ye, a co-founder of our company, and 21.48% owned by Mr. Xiyong Tang. Mr. Wenzhi Ye disclaims beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of his pecuniary interest therein. The registered address for Double88 Group Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(14)	Leading Choice International Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Jun Xiao. The registered address for Leading Choice International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(15)	Represents ordinary shares issuable upon the conversion of 8,500,000 Series A preferred shares. CMTCV-AN Limited is wholly-owned by CMT ChinaValue Capital Partners, L.P., a Cayman Islands exempted limited partnership, which has two major limited partners: (1) a wholly-owned subsidiary of China Taiping Insurance Holdings Company Limited, or CTIH, a company listed on the Hong Kong Stock Exchange, and (2) a wholly-owned subsidiary of Temasek Holdings Pte Ltd, or Temasek, which is owned by the Singapore government. CTIH and Temasek have significant investments in CMT ChinaValue Capital Partners, L.P.
(16)	Progress Asia Holdings Limited, a company incorporated in the British Virgin Islands, is 100% owned by Mr. Derong Jiang. The registered address for Progress Asia Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(17)	Capital Champion Holdings Limited, a company incorporated in the British Virgin Islands, is 100% owned by Ms. Charmaine Xiao Yin Cheung. The registered address for Capital Champion Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(18)

Represents ordinary shares issuable upon the conversion of 5,670,720 Series A preferred shares held by Sequoia Capital China I, L.P., 651,600 Series A preferred shares held by Sequoia Capital China Partners Fund I, L.P. and 877,680 Series A preferred shares held by Sequoia Capital China Principals Fund I, L.P. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The investment committee of Sequoia Capital China Advisors Limited consists of Neil Nanpeng Shen and Kui Zhou, who share the voting power and investment power with respect to the Series A preferred shares owned by the Sequoia Funds. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth

Enterprises Limited, a company wholly owned by Mr. Shen. Each of Mr. Shen and Mr. Zhou disclaims his beneficial ownership in the Series A preferred shares owned by the Sequoia Funds except to the extent of his pecuniary interest therein. The registered address for the Sequoia Funds is Century Yard, Cricket Square, PO Box 2681GT, George Town, Grand Cayman, Cayman Islands.

(19)	Represents ordinary shares issuable upon the conversion of 6,552,251 Series A preferred shares held by Pacven Walden Ventures V, L.P., 150,762 Series A preferred shares held by Pacven Walden Ventures Parallel V-A C.V., 150,762 Series A preferred shares held by Pacven Walden Ventures Parallel V-B C.V., 22,736 Series A preferred shares held by Pacven Walden Ventures V Associates Fund, L.P., and 123,489 Series A preferred shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. We refer to these funds collectively as Pacven V and its affiliated funds. The general partner of Pacven V and its affiliated funds is Pacven Walden Management V Co., Ltd., which is affiliated with Walden International, a venture capital firm. Mr. Lip-Bu Tan is the sole director and a member of the investment committee of Pacven Walden Management V Co., Ltd. and shares voting and investment power with respect to the shares held by Pacven V and its affiliated funds with other members of the investment committee, i.e., Andrew Kau, Mary Coleman, Brian Chiang and Hock Voon Loo. Each member of the investment committee of Pacven Walden Management V Co., Ltd. disclaims beneficial ownership of the Series A preferred shares owned by Pacven V and its affiliated funds except to the extent of his or her pecuniary interest therein. The business address for Pacven V and its affiliated funds and Walden International is One California Street 28th Floor, San Francisco, California 94111.
(20)	Represents ordinary shares issuable upon the conversion of 6,405,120 Series A preferred shares owned by Kleiner Perkins Caufield & Byers XII, LLC and 122,400 Series A preferred shares owned by KPCB XII Founders Fund, LLC. We refer to these funds collectively as the KPCB Funds. The managing member of the KPCB Funds is KPCB XII Associates, LLC, which is affiliated with Kleiner Perkins Caufield & Byers, a venture capital firm. Brook H Byers, L. John Doerr, Joseph Lacob, Raymond J Lane and Theodore E Schlein, the managers of KPCB XII Associates, LLC, or the Managers, exercise shared voting and dispositive control over the shares held by the KPCB Funds. These 6,527,520 shares are held for convenience in the name of “KPCB Holdings, Inc.,” which also holds an additional 672,480 shares for the accounts of the individual Managers and other individuals and entities that exercise their own voting and dispositive control over the shares for their respective accounts. KPCB Holdings, Inc. has no voting or dispositive power or pecuniary interest in any such shares. The address for the KPCB Funds is 2750 Sand Hill Road, Menlo Park, California 94025.
(21)	Represents ordinary shares issuable upon conversion of 1,400,000 Series A preferred shares owned by Indus Asia Pacific Master Fund, Ltd., 400,000 Series A preferred shares owned by Indus Pacific Opportunities Master Fund, Ltd. and 200,000 Series A preferred shares owned by Indus Opportunity Master Fund, Ltd. We refer to these funds collectively as the Indus Funds. The directors of each of Indus Asia Pacific Master Fund, Ltd. and Indus Pacific Opportunities Master Fund, Ltd. are James Shannon, J. Dennis Hunter and Jane Fleming, and the directors of Indus Opportunity Master Fund, Ltd. are James Shannon, David Bree and Blair Brinkley. The directors of each of the Indus Funds share the voting and investment power with respect to the shares owned by such fund and they delegate such power to Indus Capital Partners, LLC as the investment manager pursuant to an investment management agreement. Each director of the Indus Funds disclaims beneficial ownership of the Series A preferred shares owned by the Indus Funds except to the extent of his or her pecuniary interest therein. The registered address of the Indus Funds is c/o Goldman Sachs Administration Services, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman KY1-1103, Cayman Islands.

As of the date of this prospectus, a total of 4,568,000 ordinary shares are held of record by three U.S. citizens, representing approximately 3.0% of our total outstanding shares, and a total of 9,200,000 Series A preferred shares are held of record by four Series A preferred shareholders in the United States, representing approximately 6.0% of our total outstanding shares. None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in digital map business, we conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, AutoNavi Technology, our variable interest entities in China, AutoNavi Software and MapABC Technology, and the shareholders of AutoNavi Software and MapABC Technology. For a description of these contractual arrangements, see “Corporate Structure.”

Private Placement

Issuance and Sale of Series A Preferred Shares

In October 2006, we issued a total of 40,000,000 Series A preferred shares in a private placement at a price of $1.00 per share to a group of investors, including CMT CV-AN Limited, investment entities affiliated with Sequoia Capital China Fund I, L.P., KPCB Holdings Inc., or KPCB, investment entities affiliated with Pacven Walden Ventures V, L.P., or Walden, LC Fund III, L.P., or Legend, investment entities affiliated with Indus Asia Pacific Master Fund, Ltd, investment entities affiliated with Harbinger (BVI) Venture Capital Corp, Inventec Appliances (Cayman) Holding Corp. and MTI Capital Limited.

The Series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares immediately upon the completion of our initial public offering. Each of our Series A preferred shares is convertible into one ordinary share.

Shareholders’ Agreement

In connection with our Series A preferred shares private placement in October 2006, we and our shareholders entered into a shareholders’ agreement. The shareholders’ agreement provides that our board of directors will be comprised of either six or seven directors, including five directors designated by holders of our ordinary shares and, depending on the percentage of our then capitalization the Series A preferred shares represent, either one or two directors designated by holders of the Series A preferred shares.

Under this agreement, holders of ordinary shares converted from our Series A preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. See “Description of Share Capital—Registration Rights.”

Each of KPCB, Walden and Legend is entitled to appoint one observer to attend all of our board meetings and any committee meetings in a non-voting observer capacity and agrees not to disclose any confidential information provided to or learned by it in such meetings. We reserve the right, however, to exclude any such observers from access to any material or meeting as necessary in order to fulfill our obligations with respect to confidential or proprietary information of third party. Each of KPCB, Walden and Legend shall bear all reasonable costs associated with the observers, including travel, lodging and meal expenses. This observation right will terminate when the Series A preferred shares held by KPCB, Walden, or Legend, as the case may be (or those of their permitted transferees), falls below 2% of our then current capitalization on an as-converted basis.

The preferred shareholders and ordinary shareholders have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with this offering. We have a right of first refusal and the Series A preferred shareholders have a right of second refusal for any proposed share transfers by any of the transferring shareholders. Except for the registration rights, the shareholders’ rights under the shareholders’ agreement will terminate automatically upon the closing of this offering.

Loans Extended to Certain Directors and Entities Controlled by Certain Directors and Shareholders

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2007, 2008 and 2009 and March 31, 2010, the total outstanding balances due from these related parties were $15.3 million, $18.6 million, $16.7 million and $16.9 million, respectively, which are due on demand, interest free and uncollateralized. These amounts include loans made directly to three directors, Messrs. Jun Hou, Congwu Cheng and Jun Xiao, and one executive officer, Mr. Derong Jiang, for their personal uses. The amounts also include loans extended to five entities affiliated with certain of our directors, executive officers and shareholders: (1) Guangxi Fangchenggang Yingang Port Co., Ltd., which is owned by Messrs. Jun Hou and Congwu Cheng, (2) China Da Tong Industrial Co., Ltd., whose board of directors include Messrs. Jun Hou, Congwu Cheng and Jun Xiao, (3) Hunan Huanglongdong Investment Co., Ltd., whose board of directors include Messrs. Jun Hou, Congwu Cheng and Jun Xiao, (4) Hunan Phoenix Ancient City Tourism Co., Ltd., which is majority owned by Mr. Wenzhi Ye, an indirect principal shareholder of our company, and (5) Beijing Autonavi Telematics Technology Co., Ltd., which is part of the telematics business we spun off in December 2009. The loans were extended to these entities to meet their respective financing needs. The outstanding loans previously extended to our directors, executive officers and entities under their control described above were repaid in full in May 2010.

Transactions with A Minority Owned Entity

Through AutoNavi Software, we hold a 21.58% equity interest in Beijing 95190 Information Technology Co., Ltd., a Beijing-based call center service provider. For the years ended December 31, 2007, 2008 and 2009, we made sales to Beijing 95190 Information Technology Co., Ltd. in the amounts of $37,000, $61,000 and $2,000, respectively. We did not make any sales to Beijing 95190 Information Technology Co., Ltd. during the three months ended March 31, 2010.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—2007 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 460,000,000 ordinary shares, with a par value of $0.0001 each, and 40,000,000 Series A preferred shares, with a par value of $0.0001 each. As of the date of this prospectus, there are 112,298,000 ordinary shares issued and outstanding and 40,000,000 Series A preferred shares issued and outstanding. All of our issued and outstanding Series A preferred shares will automatically convert into 40,000,000 ordinary shares immediately upon the completion of this initial public offering.

We have adopted an amended and restated memorandum and articles of association, which will become effective immediately upon the closing of this offering and will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.    Our authorized share capital consists of 500,000,000 shares, with a par value of $0.0001 each. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any shares.

Transfer of Shares.    Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of the ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Additional Information.”

Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

History of Securities Issuances

The following is a summary of our securities issuances since the inception of AutoNavi Holdings Limited.

Ordinary Shares.    On August 9, 2006, we issued a total of 50,000 ordinary shares with a par value of $1.00 per share to four BVI companies controlled by our founders and some of our executive officers. On September 27, 2006, we effected a share split whereby all of our issued and outstanding 50,000 ordinary shares of a par value of $1.00 each were split to 500,000,000 ordinary shares of $0.0001 each and then redeemed a total number of 386,000,000 ordinary shares from the four BVI companies. On December 14, 2009, we repurchased a total of 11,652,000 ordinary shares at par value from three BVI companies. Shortly before these repurchases, we amended our 2007 Share Incentive Plan to increase the maximum aggregate number of shares issuable pursuant to awards granted under the Plan by 11,652,000 shares.

Series A Preferred Shares.    On October 12, 2006, we issued a total of 40,000,000 Series A preferred shares in a private placement for an aggregate of $40 million at a price of $1.00 per share to a group of investors. The Series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares immediately upon the completion of this offering. Each of our Series A preferred shares is convertible into one ordinary share.

Option and Restricted Share Grants.    As of the date of this prospectus, we have granted to certain of our directors, officers and employees an aggregate of 10,750,000 restricted shares and options to purchase an aggregate of 14,824,600 ordinary shares, excluding awards that were forfeited or cancelled after the relevant grant dates. See “Management—2007 Share Incentive Plan.”

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors.    Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (i) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of Nasdaq or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board.    A domestic U.S. company listed on the Nasdaq Global Market must comply with the requirement that a majority of the board of directors must be comprised of independent directors as defined under Rule 5605 of Nasdaq Stock Market Rules. As a Cayman Islands corporation, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the Nasdaq rules where there is no similar requirement under the laws of the Cayman Islands. However, we have no present intention to rely on home country practice with respect to our corporate governance matters, and we intend to comply with the Nasdaq rules after the completion of this offering.

Shareholder Action by Written Consent.    Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our memorandum and articles of association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors can be removed by a special resolution of shareholders.

Transactions with Interested Shareholders.    The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute.    As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents.    Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our memorandum and articles of association may be amended with a special resolution.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

We have granted registration rights to holders of our Series A preferred shares in connection with their subscription for the Series A preferred shares in October 2006. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights.    Anytime after six months following an initial public offering the holders of at least 15% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the aggregated offering price of the registration exceed $10,000,000. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one demand registration, or if the initiating holders propose to dispose of the registrable securities that may be registered on Form F-3. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be seriously detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights.    When we are eligible for use of Form F-3, the holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We may defer filing of a registration statement on Form F-3 for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be seriously detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period. We are not obligated to file a registration statement on Form F-3 if, among other things, we have already effected two registrations on Form F-3 within a 12-month period preceding the date of the registration request.

Piggyback Registration Rights.    If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration, except for underwriting discounts and commissions relating to registration and sale of their shares, unless a registration request is subsequently withdrawn at the request of the holders of Series A preferred shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of four ordinary shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.    The depositary may, upon our timely instruction, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Shares.    If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares.    If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us and the selling shareholders in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any distribution of cash proceeds to you

Persons Depositing or Withdrawing Shares Must Pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

• Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the ordinary shares that are not distributed to you or • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have 8,625,000 ADSs outstanding, representing approximately 18.9% of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of Goldman Sachs (Asia) L.L.C.

Furthermore, each of our directors, executive officers, existing shareholders and certain of our option holders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

In addition, through a letter agreement, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal 1,822,980 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs from us; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Thorp Alberga, our special Cayman Islands counsel. To the extent that the discussion states legal conclusions under current U.S. Federal income tax law as to the material U.S. Federal income tax consequences of an investment in the ADSs or ordinary shares, and subject to the qualifications herein (including with respect to PFIC matters as described below), it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through AutoNavi Asia Limited, our equity interest in AutoNavi Technology, our subsidiary in the PRC. Our business operations are principally conducted through AutoNavi Software, MapABC Technology and their subsidiaries. The New Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As AutoNavi Asia Limited is a Hong Kong company and owns 100% of AutoNavi Technology, under the aforesaid arrangement, any dividends that AutoNavi Technology pays AutoNavi Asia Limited may be subject to a withholding tax at the rate of 5% if AutoNavi Asia Limited is not considered to be a PRC tax resident enterprise as described below. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%. See “Regulation—Regulations on Tax—Dividend Withholding Tax.”

Under the New Enterprise Income Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New Enterprise Income Tax Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New Enterprise

Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10.0%.

See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local or non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this area is in many instances unclear, we believe that we primarily operate as an active provider of digital map content and navigation and location-based solutions in China. Based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC in 2010, if it is determined that we do not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2010 and any subsequent taxable year. In addition, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years.

The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income (i.e., royalty income), and (ii) how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain non-passive income as passive royalty income, or our classification or valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our 2010 or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the Nasdaq Global Market. Provided the listing is approved on the Nasdaq Global Market, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the listing of the ADSs on the Nasdaq Global Market is approved and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

The “QEF election” regime, which may potentially serve as a further alternative to the foregoing rules, will not be available. Subject to various limitations, a U.S. Holder may make a “qualified electing fund” election, or QEF election, with respect to a PFIC in which the U.S. Holder directly or indirectly owns shares. If a U.S. Holder timely makes a QEF election, such holder must generally include in income, on a current basis, its pro rata share of the PFIC’s net capital gain and other earnings and profits, in each case whether or not such income is actually distributed, for each year the corporation meets the PFIC income test or the PFIC asset test. In such case, a subsequent distribution of those earnings and profits that were previously included in the U.S. Holder’s income will not be taxable as dividends. Under the QEF election rules, the tax basis of a U.S. Holder’s ADSs or ordinary shares will be increased by amounts that are included in income, and decreased by amounts distributed on ADSs or ordinary shares but not taxed as dividends. A U.S. Holder may elect to defer actual payment of the tax liability arising from certain “non-passive” income until the PFIC makes actual distributions of amounts previously deemed included in such U.S. Holder’s income, subject to an interest charge generally applicable to underpayments of tax on such deferred tax liability. Notwithstanding the foregoing, a U.S. Holder may be required to report taxable income as a result of the QEF election without corresponding receipts of cash. No portion of any such ordinary earnings inclusions would be eligible for the reduced 15% tax rate on non-corporate taxpayers in respect of “qualified dividends.” A QEF election is only possible for a U.S. Holder if the PFIC furnishes such holder with certain information, including statements with sufficient information to enable the holder to calculate its pro rata share of the PFIC’s net capital gains and ordinary earnings on an annual basis. Because we do not intend to provide the information necessary to enable a U.S. Holder to make a QEF election, the QEF election will not be available to U.S. Holders.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Backup Withholding and Information Reporting

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with holding interests of a foreign company, including our ADSs and ordinary shares, either directly or through a “foreign financial institution”. This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. is the representative of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Oppenheimer & Co. Inc.
Pacific Crest Securities LLC

Total	8,625,000

The underwriters are committed, severally and not jointly, to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,293,750 ADSs from us to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The table below shows the per-ADS and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders, and the representative and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an additional 1,293,750 ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price listed on the cover page of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of $             per ADS from the initial offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

We, our directors, executive officers, all of our existing shareholders and certain of our option holders have entered into a lock-up agreement stating that, without the prior written consent of the representative on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our securities that are substantially similar to our shares or ADSs, including but not limited to any options or warrants to purchase our shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed).

The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we release earnings results or announce material news or a material event, or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the applicable lock-up period, then in each case the applicable lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the representative waives, in writing, such extension.

In addition, through a letter agreement, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. The 180-day lock-up period may be extended under the circumstances described in the paragraph immediately preceding this paragraph.

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us, the selling shareholders, and the representative. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “AMAP.”

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us for which they have received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

The underwriters have informed us that they do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to 430,000 ADSs for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer;

•	or in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. Buyers of ADSs sold by the underwriters may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the Share Offering Price.

Each Underwriter has severally represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ADSs will not be offered or sold and copies of this prospectus or any offering material relating to the ADSs may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ADSs may not be offered or sold and copies of this prospectus or any document relating to the ADSs may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ADSs in Germany.

Each underwriter agrees that it will not make an offer of the ADSs to the public in the Republic of Italy, or Italy, other than:

(a) to professional investors (investitori qualificati), as defined pursuant to Article 100, paragraph 1(a), of Legislative Decree No 58, February 24, 1998, or the Financial Services Act, as amended and restated from time to time; or

(b) in any other circumstances provided under Article 100 paragraph 1 of the Financial Services Act and under Article 33, paragraph 1, of CONSOB Regulation No. 11971 of 14 May 1999, as amended, where exemptions from the requirement to publish a prospectus pursuant to Article 94 of the Financial Services Act are provided.

Moreover, and subject to the foregoing, each the underwriter acknowledges that any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy under (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, or the Banking Act, CONSOB Regulation No. 11522, July 1, 1998, all as amended; and

(ii) in compliance with the so-called subsequent notification to the Bank of Italy, pursuant to Article 129 of the Banking Act, as applicable;

(iii) in compliance with Article 100-bis of the Financial Services Act (if applicable); and

(iv) in compliance with any other applicable laws and regulations including any relevant limitations which may be imposed by CONSOB.

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq market entry and listing fee and the Financial Industry Regulatory Authority, Inc. filing fee, all amounts are estimates.

SEC Registration Fee	$8,841
Nasdaq Market Entry and Listing Fee	150,000
Financial Industry Regulatory Authority, Inc. Fee	12,899
Printing and Engraving Expenses	250,000
Legal Fees and Expenses	2,135,000
Accounting Fees and Expenses	1,210,000
Miscellaneous	525,000

Total	$4,291,740

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Thorp Alberga. Certain legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Thorp Alberga with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

AUTONAVI HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009	F-4

Consolidated Statements of Equity and Comprehensive Income for the Years Ended December 31, 2007, 2008 and 2009	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009	F-7

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2007, 2008 and 2009	F-8

Additional Information—Financial Statement Schedule I	F-44

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheet as of March 31, 2010	F-49

Unaudited Condensed Consolidated Statements of Operations For the Three-month Periods Ended March 31, 2009 and 2010	F-50

Unaudited Condensed Consolidated Statements of Equity For the Three-month Period Ended March 31, 2010 and Comprehensive Income For the Three-month Periods Ended March 31, 2009 and 2010	F-52

Unaudited Condensed Consolidated Statements of Cash Flows For the Three-month Periods Ended March 31, 2009 and 2010	F-53

Notes to the Unaudited Condensed Consolidated Financial Statements For the Three-month Periods Ended March 31, 2009 and 2010	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AUTONAVI HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of AutoNavi Holdings Limited (“AutoNavi” or the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with the accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 1, 2010

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share data)

	As of December 31,
	2008	2009
Assets
Current assets
Cash	28,777	34,716
Restricted cash	733	469
Accounts receivable, net of allowance for doubtful accounts of $15 and $59 as of December 31, 2008 and 2009, respectively	9,522	18,743
Amounts due from related parties, non-trading	18,595	16,663
Prepaid expense and other current assets	4,337	3,895
Deferred costs in connection with IPO	—	1,054
Deferred tax assets—current	304	469

Total current assets	62,268	76,009

Properties and equipment, net	24,236	20,587
Equity method investments	612	5,163
Prepaid consideration in connection with equity investment	733	—
Acquired intangible assets, net	2,065	1,326
Goodwill	3,136	3,134
Deferred tax assets—non-current	186	79
Other long term assets	409	332

TOTAL ASSETS	93,645	106,630

Liabilities
Current liabilities
Accounts payable	2,071	494
Deferred revenue	7,423	3,073
Accrued expenses and other current liabilities	7,277	10,651
Income tax payable	988	1,983

Total current liabilities	17,759	16,201

Non-current liabilities
Deferred tax liability—non-current	664	532

Total liabilities	18,423	16,733

Commitments (Note 21)

Series A convertible redeemable preferred shares ($0.0001 par value; 40,000,000 and 40,000,000 shares authorized, issued and outstanding as of December 31, 2008 and 2009, respectively, liquidation value $45,032)	39,326	39,326

Equity
AutoNavi Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value; 460,000,000 and 460,000,000 shares authorized as of December 31, 2008 and 2009; 114,000,000 and 108,247,000 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	12	11
Additional paid-in capital	20,404	25,178
Statutory reserve	2,004	3,712
Retained earnings	3,719	11,498
Accumulated other comprehensive income	7,999	7,923

Total AutoNavi Holdings Limited shareholders’ equity	34,138	48,322
Non-controlling interest	1,758	2,249

Total equity	35,896	50,571

TOTAL LIABILITIES, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND EQUITY	93,645	106,630

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2007	2008	2009
Revenue	30,232	46,833	58,953
Business tax	(579)	(1,295)	(1,790)

Net revenues	29,653	45,538	57,163

Cost of revenues (included share-based compensation nil, nil and $268 for the years ended December 31, 2007, 2008 and 2009, respectively)	(12,292)	(18,842)	(20,031)

Gross profit	17,361	26,696	37,132

Operating expenses
Research and development (included share-based compensation nil, nil and $601 for the years ended December 31, 2007, 2008 and 2009, respectively)	(3,167)	(5,045)	(7,338)
Selling and marketing (included share-based compensation nil, nil and $143 for the years ended December 31, 2007, 2008 and 2009, respectively)	(2,148)	(3,591)	(5,608)
General and administrative (included share-based compensation nil, nil and $1,864 for the years ended December 31, 2007, 2008 and 2009, respectively)	(7,523)	(9,264)	(9,613)
Impairments of goodwill and indefinite-lived intangible assets	—	(674)	—

Total operating expenses	(12,838)	(18,574)	(22,559)

Government subsidies	2,308	387	1,016
Operating income	6,831	8,509	15,589

Investment income	1,296	324	109
Interest income	959	324	295
Interest expense	(249)	—	—
Impairment loss on short-term investment	—	(2,000)	—

Income before income taxes, share of net income/(loss) of equity accounted investment and discontinued operations	8,837	7,157	15,993

Income tax expense	(1,530)	(1,145)	(1,144)
Share of net income/(loss) of equity method accounted investment	—	(121)	156

Income from continuing operations	7,307	5,891	15,005

Discontinued operations (Note 3):
Loss on discontinued operations before income tax (included share-based compensation nil, nil and $1,956 for the years ended December 31, 2007, 2008 and 2009, respectively)	(1,453)	(2,551)	(4,328)
Income tax benefit (expenses)	(122)	339	147

Loss on discontinued operations, net of tax	(1,575)	(2,212)	(4,181)

Net income	5,732	3,679	10,824
Less: Net income/(loss) attributable to noncontrolling interest	(13)	1,476	433

Net income attributable to AutoNavi Holdings Limited shareholders	5,745	2,203	10,391

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS—continued

(In U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2007	2008	2009
Net income per share:
Net income from continuing operations attributable to AutoNavi Holdings Limited shareholders:
Basic	0.05	0.03	0.10
Diluted	0.05	0.03	0.10
Net income per Series A preferred share—Basic	0.05	0.03	0.10

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.01)	(0.02)	(0.03)
Diluted	(0.01)	(0.02)	(0.03)
Net loss per Series A preferred share—Basic	(0.01)	(0.02)	(0.03)

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.04	0.01	0.07
Diluted	0.04	0.01	0.07
Net income per Series A preferred share—Basic	0.04	0.01	0.07

Weighted average number of shares used in calculating net income per ordinary share
Basic	114,000,000	114,000,000	115,675,022
Diluted	154,000,000	154,000,000	157,188,766
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	40,000,000

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Retained earnings/ (accumulated deficit)	Total AutoNavi Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2007	114,000,000	12	20,404	774	815	(3,040)	18,965	129	19,094
Statutory reserve	—	—	—	—	682	(682)	—	—	—
Acquisition of Yadao	—	—	—	—	—	—	—	138	138
Comprehensive income:
Net income	—	—	—	—	—	5,745	5,745	(13)	5,732	5,732
Foreign currency translation adjustment	—	—	—	3,273	—	—	3,273	8	3,281	3,281

Total comprehensive income										9,013

Balance as of December 31, 2007	114,000,000	12	20,404	4,047	1,497	2,023	27,983	262	28,245
Statutory reserve	—	—	—	—	507	(507)		—	—
Comprehensive income:
Net income	—	—	—	—	—	2,203	2,203	1,476	3,679	3,679
Net unrealized loss on available-for-sale investments, net of tax effects of $nil	—	—	—	(2,000)	—	—	(2,000)	—	(2,000)	(2,000)
Transfer to income statement of impairment loss for short-term investment	—	—	—	2,000	—	—	2,000	—	2,000	2,000
Foreign currency translation adjustment	—	—	—	3,952	—	—	3,952	20	3,972	3,972

Total comprehensive income										7,651

Balance as of December 31, 2008	114,000,000	12	20,404	7,999	2,004	3,719	34,138	1,758	35,896
Statutory reserve	—	—	—	—	1,708	(1,708)	—	—	—
Repurchase of shares	(11,652,000)	(1)	—	—		—	(1)	—	(1)
Spin-off of telematics business (Note 3)	—	—	—	—	—	(904)	(904)	—	(904)
Additional capital injection in Yadao	—	—	(58)	—	—	—	(58)	58	—
Vesting of non-vested shares	5,899,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	4,832	—	—	—	4,832	—	4,832
Comprehensive income:
Net income	—	—	—	—	—	10,391	10,391	433	10,824	10,824
Foreign currency translation adjustment	—	—	—	(76)	—	—	(76)	—	(76)	(76)

Total comprehensive income										10,748

Balance as of December 31, 2009	108,247,000	11	25,178	7,923	3,712	11,498	48,322	2,249	50,571

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the year ended December 31,
	2007	2008	2009
Cash flows from operating activities
Net income	5,732	3,679	10,824
Adjustments to reconcile net income to net cash provided by operating activities
Share of net loss/(income) of equity method investments	—	121	(156)
Depreciation and amortization	2,863	4,399	4,543
Provision (reversal) of allowance for doubtful accounts	9	(2)	44
Loss (gain) on disposal of property and equipment	17	(87)	515
Loss on impairments of goodwill and indefinite-lived intangible assets	—	674	—
Loss on impairment of short-term investment	—	2,000	—
Share-based compensation	—	—	4,832
Deferred tax assets and liabilities	892	762	(217)
Changes in operating assets and liabilities
Accounts receivable	(4,260)	588	(9,524)
Prepaid expenses and other current assets	(469)	(1,725)	404
Other assets	(12)	177	38
Accounts payable	2,616	(2,461)	(1,576)
Accrued expense and other current liabilities	1,969	(436)	4,036
Deferred revenue	5,705	(570)	(4,309)
Income tax payable	514	(130)	1,041

Net cash provided by operating activities	15,576	6,989	10,495

Cash flows from investing activities
Restricted cash	—	(733)	264
Purchases of available-for-sale securities	—	(2,000)	—
Payments made for equity method investments	(685)	(733)	(3,659)
Loans made to related parties	(2,270)	(2,439)	(275)
Repayment of loans received from related parties	2	190	2,196
Purchase of property and equipment	(9,414)	(6,196)	(974)
Proceeds from disposal of property and equipment	120	479	118
Considerations paid in business acquisitions, net of cash acquired $578, nil and nil in 2007, 2008 and 2009, respectively	(547)	(616)	—
Acquisition of intangible assets	—	(1,181)	—

Net cash used in investing activities	(12,794)	(13,229)	(2,330)

Cash flows from financing activities
Repayments of loans	(6,567)	—	—
Payment made in connection with repurchase of shares	—	—	(1)
Payments made in connection with initial public offering	—	—	(1,054)
Cash distributed on discontinued operations	—	—	(1,156)

Net cash used in financing activities	(6,567)	—	(2,211)

Net increase/(decrease) in cash	(3,785)	(6,240)	5,954
Effect of exchange rate changes	1,372	1,486	(15)
Cash at the beginning of year	35,944	33,531	28,777

Cash at the end of year	33,531	28,777	34,716

Supplemental disclosures of cash flow information
Income tax paid	246	174	412

Interest paid	166	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

AutoNavi Holdings Limited. (“AutoNavi” or the “Company”) was incorporated in the Cayman Islands on June 2, 2006. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing digital map content, navigation and location-based solutions in the People’s Republic of China (“PRC”).

As of December 31, 2009, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

	Later of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of economic ownership
Subsidiaries:
AutoNavi International Co., Ltd (“AutoNavi BVI”)	August 9, 2006	BVI	100%
AutoNavi Investment Ltd. (“AutoNavi Investment”)	January 22, 2008	BVI	100%
AutoNavi Asia Ltd. (“AutoNavi Asia”)	January 30, 2008	Hong Kong	100%
AutoNavi Japan Ltd. (“AutoNavi Japan”)	March 19, 2009	Japan	100%
AutoNavi Information Technology Co., Ltd. (“AutoNavi Technology”)	August 24, 2006	PRC	100%
VIEs:
AutoNavi Software Co., Ltd (“AutoNavi Software”)	April 26, 2002	PRC	100%
Beijing MapABC Technology Co., Ltd (“MapABC Technology”)	September 28, 2006	PRC	100%
VIE’s subsidiaries:
Beijing ADF Navigation Technology Co., Ltd. (“ADF Navigation”)	September 28, 2002	PRC	61.91%
Beijing Zhongke Puhui Technology Development Co., Ltd. (“ZKPH”)	June 28, 2006	PRC	75%
Beijing Xingtiandi Information Technology Co., Ltd. (“Xingtiandi Technology”)	December 31, 2006	PRC	100%
Xiamen AutoNavi Software Co., Ltd. (“AutoNavi Xiamen”)	June 30, 2007	PRC	100%
Beijing Yadao Xingkong Advertising Co., Ltd. (“Yadao Ads”)	November 30, 2007	PRC	70%
Beijing Yadao Media & Culture Development Co., Ltd. (“Yadao Media”)	November 30, 2007	PRC	70%
Shenzhen Xuancai Technology Co., Ltd. (“Xuancai”)	January 31, 2008	PRC	100%

History of the Group and corporate reorganization

AutoNavi Software was established as a shell company with no operations until acquired by a group of individuals (“the founders”) in April 2002 in order to develop digital map data for in-dash navigation systems in automobiles and initially focused on developing mapping technologies.

In September 2002, AutoNavi Software entered into a collaboration agreement primarily with several major in-dash navigation system manufacturers (“the investors”), to help AutoNavi Software

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

develop a map database for the Chinese market through the provision of R&D funding by the investors with no obligation on the part of AutoNavi Software to refund any portion of the funding nor to transfer any rights in the developed map database to the investors. The arrangement took the form of the Company owing 55% of a newly incorporated company, ADF Navigation, with the investors owing 45%. In addition to the R&D funding a loan was provided to ADF Navigation by the investors and they additionally guaranteed a commercial loan to ADF Navigation. The funding of ADF Navigation by the investors ceased in 2006 and the Company acquired additional equity in ADF Navigation on June 30, 2007, for a cash consideration of $524, which was paid in early 2008. In 2007, the loan provided to ADF Navigation by the investors was repaid. ADF Navigation has been consolidated by AutoNavi Software since inception. The interest of the investors is reflected as a non-controlling interest in ADF Navigation at the relevant percentages for the periods presented.

In June 2006, AutoNavi Software acquired a majority shareholding of ZKPH for cash. This was treated as a business combination using purchase accounting.

On August 9, 2006, our founders capitalized AutoNavi, a newly incorporated Cayman Islands company, to be our holding company and it subsequently incorporated two wholly owned intermediate holding company subsidiaries, AutoNavi BVI and AutoNavi Technology.

In September 2006, the Company, through AutoNavi Technology, entered into a series of contractual agreements with AutoNavi Software whereby AutoNavi Software became the 100% consolidated VIE of the Company (“the reorganization”). (See below for a description of the VIE arrangements under which the Company, or its subsidiary, is the primary beneficiary of its consolidated VIEs.)

At the time of concluding the reorganization, the ultimate beneficial shareholders of AutoNavi Software (“the founders”) and the Company were identical with no shareholder having, before or after the reorganization, a controlling interest.

The Company has therefore accounted for this transaction as a recapitalization with no change in the basis of the assets and liabilities of AutoNavi Software and the consolidated historical financial statements of the Company for the period prior to its incorporation comprise those of AutoNavi Software and its subsidiaries but with the share capital of the Company upon the reorganization event reflected as if it were the historical share capital for all periods presented.

In September 2006, the Company entered into a series of contractual arrangements with MapABC Technology through which Mr. Tang, the shareholder of MapABC Technology, received 5,700,000 ordinary shares of the Company. MapABC Technology was consolidated by the Company under the VIE arrangements as described below. The acquisition of MapABC Technology has been treated as a business combination using purchase accounting.

In December 2006, the Company, through AutoNavi Software, acquired 100% of the equity of Xingtiandi Technology, which holds a Class A qualification certificate for aerial photogrammetry granted by the State Bureau of Surveying and Mapping, and commenced the aerial photogrammetry business, with its principle customers being government and government agencies. This was treated as a business combination using purchase accounting.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

In June 2007, the Company, through AutoNavi Software, acquired 100% of the equity of AutoNavi Xiamen, a software developer specialized in navigation engine software development for portable navigation devices. This was treated as a business combination using purchase accounting.

In November 2007, the Company, through AutoNavi Software, acquired 62.5% of the equity of Yadao Media and Yadao Ads, which operate a magazine named “Chinese National Astronomy”. This was treated as a business combination using purchase accounting.

The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC surveying and mapping companies or engaging in, among other things, the production of digital navigation maps and mapping-related aerial photogrammetry in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, AutoNavi Technology, the Company’s wholly owned subsidiary in PRC, as a foreign invested company, is currently ineligible to engage in the related business in the PRC.

The Company therefore conducts substantially all of its activities through the VIEs, AutoNavi Software and MapABC Technology, and their subsidiaries in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, AutoNavi Technology entered into a series of contractual arrangements with AutoNavi Software and MapABC Technology in September 2006.

•	Agreements that transfer economic benefits to AutoNavi Technology

Exclusive Technology Consulting and Service Agreements.    Pursuant to the exclusive technology consulting and service agreements between AutoNavi Technology and the VIEs, AutoNavi Technology has the exclusive right to provide to the VIEs technology consulting and services related to GIS systems, GPS systems, remote sensing technology, digital map, in-dash navigation, portable navigation, Internet and wireless location-based services, and certain other business areas. AutoNavi Technology is entitled to charge the VIEs an annual service fees and adjust the service fee rate from time to time according to the amount of services it has provided to the VIEs.

Patent, Know-how and Domain Name License Agreements.    Pursuant to these agreements, AutoNavi Technology grants the VIEs a non-exclusive, non-assignable and non-transferable right to use AutoNavi Technology’s patents, know-how and domain names. The VIEs can only use the patents, know-how and domain names to conduct business according to its authorized business scope. The annual license fee is RMB50,000 for each patent, RMB10,000 for each domain name and RMB50,000 for all the know-hows. AutoNavi Technology may waive the license fees at its own discretion. AutoNavi Technology owns the rights to any new technology developed due to implementation of the contract and utilization of AutoNavi Technology’s patents and know-how.

Exclusive Purchase Option Agreements.    Pursuant to the exclusive purchase option agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs’ shareholders irrevocably grant AutoNavi Technology an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price would be the legally allowed minimum amount. AutoNavi Technology has sole discretion to decide when to exercise the option, whether in part or in full.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

•	Agreements that provide AutoNavi Technology effective control over the VIEs

Operating Agreements.    Pursuant to the operating agreements among AutoNavi Technology, the VIEs and the shareholders of the VIEs, the VIEs must designate the candidates nominated by AutoNavi Technology to be the directors on their board of directors, and must appoint the persons recommended by AutoNavi Technology to be its president, financial controller and other senior executives. The VIEs also agree to accept the policies and guidance provided by AutoNavi Technology from time to time relating to employment, termination, operations and financial management. In addition, the VIEs agree that they will not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of AutoNavi Technology. Subject to the VIEs’ compliance with the terms of these agreements, AutoNavi Technology agrees to guarantee the VIEs’ performances under any agreements or arrangements relating to their business operations with any third party. In return, the VIEs agree to pledge their accounts receivable that has not been pledged to any third party as of September 28, 2006 and all of its assets to AutoNavi Technology.

Equity Pledge Agreements.    Pursuant to the equity pledge agreements between AutoNavi Technology and the shareholders of the VIEs, the shareholders of the VIEs pledge all of their equity interests in the VIEs to AutoNavi Technology to guarantee the VIEs’ performance of their obligations under the exclusive technology consulting and service agreements, know-how license agreements, domain name license agreements and patent license agreements. If the VIEs breach their contractual obligations under those agreements, AutoNavi Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIEs agree that, without prior written consent of AutoNavi Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice AutoNavi Technology’s interest. During the term of the equity pledge agreements, AutoNavi Technology is entitled to receive all the dividends paid on the pledged equity interests.

Power of attorney.    The nominee shareholders of the VIEs each executed an irrevocable power of attorney appointing Mr. Cheng, CEO of AutoNavi Technology, or any person subsequently designated by AutoNavi Technology as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs.

As a result of these contractual arrangements, AutoNavi Technology is the primary beneficiary of the VIEs and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements since the later of the date of inception or acquisition.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The financial information of the Company’s VIEs as of and for the years ended December 31, 2007, 2008 and 2009 is as follows:

	December 31,
	2007	2008	2009
AutoNavi Software:
Total assets	61,895	65,812	77,144
Net assets	24,513	30,950	42,860
Net revenues	27,739	41,806	51,757
Net income	6,691	4,737	11,910
MapABC Technology:
Total assets	1,719	2,648	3,892
Net assets	(1,989)	(1,994)	(702)
Net revenues	1,914	3,473	3,692
Net income/(loss)	(1,517)	131	1,284

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and its VIEs. All inter-company transactions and balances have been eliminated upon combination.

Noncontrolling interest

Effective January 1, 2009 the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, research and development expenses, share-based compensation, impairment of investment in non-marketable securities, impairment of goodwill and intangible assets and income taxes. Actual results could differ from those estimates.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: ability to maintain and update digital map database and control errors or defects in the navigation and location-based solutions provided by the Group; the market for products and services of the Group’s customers incorporating the Group’s solutions; fluctuations in the automotive market; ability to secure additional contracts in public sector and enterprise application business; growth in wireless/Internet location-based services business; relationship with key existing customers; ability to prevent unauthorized use of the Group’s map data and other intellectual properties; ability to add new solutions and services or adapting the Group’s business models in response to rapid changes in industry; competition; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and other general risks associated with the digital mapping and location based service industry.

Restricted cash

The Group’s restricted cash represents $733 deposits in an escrow account as bidding security for the purpose of obtaining the title of official sponsor of World Expo 2010 in Shanghai as of December 31, 2008, which was released in 2009, and $469 deposits in an escrow account as performance security for the sponsorship agreement of World Expo 2010 as of December 31, 2009.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Short-term investments

Short-term investments are comprised of debt and readily marketable equity securities, which are classified as trading or available-for-sale. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Securities classified as available- for-sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its available-for-sale short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. OTTI below cost is recognized as a loss in the income statement.

In April 2009, the FASB issued guidance amending existing GAAP relating to OTTI for debt securities to improve presentation and disclosure of OTTI on debt securities in the financial statements. The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

The Group early adopted the new guidance on January 1, 2009. The adoption of the new guidance did not result in a cumulative-effective adjustment as of January 1, 2009.

Accounts receivable

Accounts receivable represents receivables derived in the ordinary course of business. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	40 years
Equipment and furniture	3-5 years
Software	3-5 years
Aerial photogrammetry equipment	10 years
Vehicles	2-8 years
Office improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Acquired intangible assets with finite lives, net

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the estimated attrition pattern of the acquired customers. Amortization of other finite-lived intangible assets is computed using the straight-line method. The estimated economic lives of acquired intangible assets with finite lives are as follows:

Operating licenses	1.8-7 years
Contract backlog	1-3 years
Customer relationship	3.3-8 years
Non-compete agreement	5-5.5 years
Complete technology	3.5-4.3 years
Content copyright	0.25 years

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Impairment of goodwill and indefinite-lived intangible assets

The Group annually reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group performs the annual impairment tests on December 31 of each year. The Group recognized an impairment loss of nil, $674 and nil on goodwill and other intangible assets not subject to amortization for the years ended December 31, 2007, 2008 and 2009, respectively.

Revenue recognition

The Company derives revenues primarily from the following:

Automotive navigation

In-dash navigation systems

The Group provides a perpetual license of digital map data to automobile manufacturers for in-dash navigation systems on a per copy basis. The Group usually converts its digital map data into different proprietary formats of the in-dash navigation system manufacturers and sends DVD copies or hard disk drives of the converted map data to these companies. Automobile manufacturers are not permitted to duplicate the copies or drives. Revenues from licensing map data for in-dash navigation systems are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met when map data are delivered to the customer’s destination. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents are used to verify map data delivery. The Group assesses whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Group assesses the collectability of accounts receivable based primarily on

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

the customer’s payment history. After the delivery of the map data, there are no post sale obligations other than warranty terms and telephone support to end customers. Customers separately purchase from the Group updated versions of digital map data.

Portable navigation devices

The Group offers customized solutions to portable navigation device manufacturers based on their specific needs, which range from digital map data only to a “total solution” including digital map data, a navigation engine and a user interface. Free updates to map data may be provided on a when-and-if-available basis.

Under the map data arrangement with one portable navigation device manufacturer, the Group provided a master copy of map data for a nonrefundable minimum licensing fee and free update services for the contract period. A usage fee will be charged for each copy made and sold by the manufacturer in excess of the number of copies covered by the minimum license fee. As there is no established fair value for updates to map data, the entire arrangement is accounted as a single unit of accounting, resulting in the nonrefundable minimum license fee applicable to both the delivered master copy and undelivered update service recognized as revenue ratably over the contract period. Fees for additional copies are recognized as revenue when reports as to additional copies made are provided by the manufacturer. In addition, because of uncertainty relating to collectability in this specific instance, recognized revenues are further limited to the amount of cash received.

Under arrangements with other portable navigation device manufacturers, the Group provides a perpetual license of map data or “total solution” on a per copy basis. When no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of map data or “total solution”. For arrangements with free updates to map data on a when-and-if-available basis, as there is no established fair value for updates to map data, revenues are recognized ratably over the service period assuming all other basic revenue recognition criteria are met.

Public sector and enterprise applications

Aerial photogrammetry and 3-D modeling applications

The Group provides aerial digital maps and 3-D modeling applications to certain PRC government agencies to meet their land usage survey, specific needs for 3-D geographic information and other needs pursuant to a service contract arrangement, which usually takes several months to finish. The Group recognizes aerial photogrammetry contract revenue using the percentage-of-completion method, based on contract costs incurred to date compared with total estimated contract costs. No post contract services are provided by the Group.

Location-based public sector and enterprise solutions

The Group offers wireless data collection solutions to help municipal governments for improvement of civil management efficiency or to assist enterprises to better monitor and manage their resources, including tracking assets and managing fleet. These solution offerings usually include third-party hardware, application software for server, application software for terminals, and free support

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

services mainly including telephone support and free unspecified upgrades to application software on a when-and-if-available basis for one to two year period.

The support services, which are the last undelivered element in the arrangement, start upon the delivery of the software. However, no vendor specific objective evidence of fair value of the support services has been established and the delivered software and hardware is not considered accepted by the customers until the completion of preliminary acceptance test. Accordingly, the entire arrangement is accounted as a single unit of accounting, resulting in the revenues and costs applicable to both the delivered software and hardware and undelivered support services being recorded ratably over the remaining service period upon the completion of the preliminary acceptance test assuming all other basic revenue recognition criteria are met.

Wireless/Internet location-based solutions

The Group provides digital map database to China Mobile to support its wireless location-based services provided to its mobile subscribers. Revenues are computed based on a pre-agreed per usage fee. The mobile phone operator provides the Group with a monthly statement that represents the principal evidence that solutions have been delivered and revenue is recognized on the basis of the monthly statements.

In addition, the Group provides map application solutions, including a perpetual license of map data, a navigation engine and a user interface, on a per copy basis to mobile phone manufacturers to pre-install the solutions on their mobile phones. As no free updates are provided, revenues are recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the delivery of our solutions.

The Group also provides map application solutions to websites, enabling the websites to access the Group’s digital map database and incorporate the Group’s location-based information into their own search engine and content. Revenues derived from this type of arrangements include a fixed annual or quarterly fee, or a minimum fee plus additional fee when the website reaches certain performance goals, such as click rates or advertisements displayed. The fixed fee or minimum fee is recognized as revenue ratably over the service period. Additional fees are recognized as revenue when reports provided by the customer as to achievement of the performance goal are received.

Other revenues

The Group, through ADF Navigation, serves as a distributor of a particular manufacturer’s in-dash navigation devices for sales to automobile manufacturers. The Group records as revenue the net amount earned after deducting the cost of navigation devices paid to the device manufacturer because (1) the device manufacturer is the primary obligor in the arrangement, (2) the price of the devices is determined by the device manufacturer and the Group receives a predetermined fixed amount of fee, (3) the device manufacturer determines the product specifications, (4) the device manufacturer bears credits risk, and (5) the Group does not have the right to select suppliers.

Other miscellaneous services provided by the Group include technical consulting services, publishing and advertising services, and navigation device road test services. The Group recognizes

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met upon the completion of the services.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded $2,045, $3,450, and $4,084 of VAT rebate in revenue for the years ended December 31, 2007, 2008 and 2009, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

Business tax

The Group’s PRC subsidiaries are subject to business tax at a rate of 5% of total revenues generated from certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is reported as a deduction to revenues when incurred.

Research and development costs

The Group incurs costs in developing applications for internal use, such as software to improve the effectiveness of map data creation and updating activities, and costs in developing software for sale, such as navigation engine in personal navigation application arrangement and location-based management software in municipal management and enterprise solution arrangements.

The Group expenses research and development costs as incurred as it does not track separately the costs incurred for developing software subsequent to establishing technological feasibility.

Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income over the periods in which the Group recognizes the related costs for which the subsidies are intended to compensate. If the costs for which the subsidy is intended to compensate have been incurred already, the Group reports the subsidies as other operating income when received. The Group has recorded $2,308, $417 and $1,094 of government subsidies in the statement of operations during the years ended December 31, 2007, 2008 and 2009, respectively.

Operating leases as lessee

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries located outside the PRC is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiary, its VIEs and its VIEs’ subsidiaries located in the PRC are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income includes net income, unrealized gain/(loss) from available-for-sale short-term investments and foreign currency translation adjustments.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Details of the customers accounting for 10% or more of total revenues are as follow:

	December 31,
Customer	2007	2008	2009
A	23%	26%	27%
B	—	2%	16%
C	10%	11%	12%
D	29%	17%	7%
E	11%	8%	5%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

	December 31,
Customer	2008	2009
B	—	24%
A	23%	22%
D	16%	4%
F	16%	5%

Fair value of financial instruments

Financial instruments consist of cash, restricted cash, short-term investments, accounts receivable, amounts due from related parties, equity method investments and accounts payable.

The carrying values of accounts receivable, amounts due from related parties, accounts payable, and income tax payables approximate their fair value due to their short-term maturities.

Fair value of short-term investments is discussed in Note 6.

The fair value of the equity method investments in unquoted equity securities is not disclosed because it is not readily determinable.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument, The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Net income per share

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group has used the two-class method of computing net income per share, for ordinary and preferred shares according to the participation rights in undistributed earnings. Under this method,

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

undistributed net income is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas net loss is allocated to ordinary shares only because preferred shares are not contractually obligated to share the loss.

The Group had convertible redeemable preferred shares, stock options and nonvested shares which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the stock options and nonvested shares is computed using the treasury stock method.

Pro forma net income per share for the year ended December 31, 2009 is not presented because the effect of the conversion of the outstanding Series A convertible redeemable preferred shares using a conversion ratio of one for one would have resulted in a pro forma net income per share equal to the historical basic net income per share for the year ended December 31, 2009.

Recently issued accounting standards not yet adopted

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

3. DISCONTINUED OPERATIONS

On December 25, 2009, the Company distributed the outstanding shares of Shanghai AutoNavi Software Co., Ltd. (“Shanghai AutoNavi”), a wholly owned subsidiary of a VIE of the Group, to each shareholder of the Company on a pro rata basis. The Group recorded the pro-rata distribution at the book value of Shanghai AutoNavi, $904, as a reduction of retained earnings. Shanghai AutoNavi’s principal operation was the telematics business and the results of that business has been presented as a discontinued operation for all periods presented. Selected operating results for the discontinued business are presented in the following table:

	For the year ended December 31,
	2007	2008	2009
Net revenues	355	321	687

Loss from operation of discontinued operations before income tax	(1,453)	(2,551)	(4,328)
Income tax benefit (expense)	(122)	339	147

Loss on discontinued operations, net of tax	(1,575)	(2,212)	(4,181)

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The net assets distributed as of December 25, 2009 were as follows:

Cash	1,156
Other current assets	374
Non-current assets	117
Current liabilities	(743)

Total	904

4. REVENUE AND SEGMENT INFORMATION

The Group chief operating decision maker is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Hence, the Group has only one operating segment.

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Components of net revenues are presented in the following table.

	For the year ended December 31,
	2007	2008	2009
Automotive navigation	21,491	29,527	36,210
Public sector and enterprise applications	5,159	10,579	14,350
Wireless/internet location-based solutions	915	2,658	5,153
Other	2,088	2,774	1,450

Net revenues	29,653	45,538	57,163

5. ACQUISITIONS

AutoNavi Xiamen is a software developer specializing in navigation engine software development for personal navigation devices. On June 30, 2007, the Group, through a VIE, acquired 100% of the equity of AutoNavi Xiamen for a cash consideration of $313 which was paid in 2007. This was an acquisition of a business and accordingly the purchase method of accounting was applied.

Yadao Media and Yadao Ads (collectively “Yadao”) operate a magazine named Chinese National Astronomy. On November 30, 2007, the Group, through a VIE, acquired the 62.5% of the equity of Yadao Media and Yadao Ads, for cash consideration of $812 which was paid in 2007. This transaction was considered an acquisition of a business and accordingly the purchase method of accounting was applied, resulting in $229 goodwill recognized. In July 2009, the Group further injected $146 into Yadao Media and Yadao Ads to increase the shareholdings in both of the companies to 70% which was accounted for as an equity transaction resulting in $58 increase in non-controlling interest and a corresponding decrease in additional paid-in capital.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

6. SHORT-TERM INVESTMENTS

Trading securities

The Group from time to time invests in publicly traded stocks, which are accounted for as trading securities. The Group realized gains of $1,296, $324 and $109 from investments in trading securities for the years ended December 31, 2007, 2008 and 2009, respectively. The Group did not hold trading securities as of December 31, 2008 and 2009.

Available-for-sale security

On July 14, 2008, the Group purchased a convertible note with a principal amount of $2,000 issued by a privately-owned company specialized in the development of conversational voice search and recognition technologies. The note is convertible, at the option of the Group, into preferred shares of the investee. The number of preferred shares to be converted is determined by dividing the remaining principal note amount by the issuance price of the preferred shares to be converted. The convertible note bears 6% annual interest rate. The convertible note is accounted for as an available-for-sale investment by the Group.

The Group recognized a $2,000 impairment loss for the convertible note as of December 31, 2008, which represents the decline in fair value of the convertible note. The Group determined the decline to be other-than-temporary because the Group no longer expected the investee to meet any of its payment obligations under the note although it will take the actions available to it to recover amounts due to it.

On January 1, 2009 the Group adopted new guidance from the FASB which amended previous GAAP relating to OTTI for debt securities. The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

Because the OTTI recognized in 2008 of $2,000 was all attributable to credit loss, the adoption of the new guidance did not result in a cumulative-effect adjustment as of January 1, 2009.

The following table presents the changes in the Level 3 valuation for the year ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009
Beginning balance	$—	$—
Purchase	2,000	—
Changes in fair value	(2,000)	—

Ending balance	$—	$—

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The Company valued the convertible security using primarily the income approach with significant unobservable inputs including assumptions about future cash flows to be derived from holding the security to maturity.

7. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of:

	As of December 31,
	2008	2009
Revenue recognized in excess of billings	115	3,113
Other trade receivables	9,407	15,630

Total	9,522	18,743

Revenue recognized in excess of billings represent amounts earned using the percentage-of-completion method in revenue recognition under public sector and enterprise applications contracts but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms. The Group anticipates that substantially all of such unbilled amounts will be billed within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Exchange adjustment	Charge to expenses	Reversal	Written-off	Balance at end of the year
2008	17	—	—	(2)	—	15
2009	15	—	44	—	—	59

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2008	2009
Advances to employees	782	1,262
VAT rebate receivable	436	627
Rental and other operating deposits	1,229	768
Advance to suppliers	347	279
Third party hardware	830	266
Prepayment on purchase of property and equipment	73	7
Other prepaid expenses	640	686

Total	4,337	3,895

Advances to employees primarily represent cash advance to map data field collection employees for their travelling purpose.

Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

9. EQUITY METHOD INVESTMENTS

	As of December 31,
	2008	2009
Investee
95190	—	4,443
Xiejin	612	720

Total	612	5,163

On November 18, 2007, the Group acquired 20% of the equity of Beijing Xiejin Technology Development Co., Ltd. (“XieJin”), a PRC-based company providing wireless location based services, for cash consideration of $685 which was paid in 2007. Since the Group has the ability to exercise significant influence over the operating and financial policies of Xiejin, the Group uses the equity method of accounting to record its investment in Xiejin. The Group’s share of the net income/(loss) of Xiejin were $nil, $(121) and $109 for the years 2007, 2008 and 2009 respectively.

On January 1, 2009, the Group completed the acquisition of 22% equity of Beijing 95190 Information Technology Co., Ltd. (“95190”), which operates a call center to provide online driving directions, safety driving information and emergency rescue to automobile drivers and passengers in the PRC, for a cash consideration of $4,397, of which $733 was prepaid in late 2008 and the remaining was paid in 2009. Since the Group has the ability to exercise significant influence over the operating and financial policies of 95190, the Group uses the equity method of accounting to record its investment in 95190. The Group’s share of the net income of 95190 for the year ended December 31, 2009 was $47.

10. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2008	2009
Buildings	7,873	7,865
Equipment and furniture	8,121	7,814
Aerial photogrammetry equipment	7,118	6,950
Office improvements	3,926	4,028
Vehicles	2,426	2,039
Software	1,449	1,725

Less: Accumulated depreciation and amortization	(6,677)	(9,834)

Properties and equipment, net	24,236	20,587

The Group recognized depreciation and amortization expenses of $2,071, $3,542 and $3,835 for the years ended December 31, 2007, 2008 and 2009, respectively. Depreciation and amortization expense included in income from continuing operations was $2,011, $3,444 and $3,690 for the years ended December 31, 2007, 2008 and 2009, respectively, and that included in loss on discontinued operations was $60, $98 and $145 for the years ended December 31, 2007, 2008 and 2009, respectively.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

11. ACQUIRED INTANGIBLE ASSETS, NET

The costs and accumulated amortization of acquired intangible assets were as follows:

	As of December 31,
	2008	2009
Intangible assets not subject to amortization:
Domain name	485	478
Publication right	—	—
Intangible assets subject to amortization:
Customer relationship	1,584	1,583
Operating licenses	906	904
Complete technology	643	636
Contract backlog	272	262
Non-compete agreement	214	210
Content copyright	18	18

Total intangible assets	4,122	4,091
Less: Accumulated amortization
Customer relationship	(965)	(1,297)
Operating licenses	(403)	(608)
Complete technology	(352)	(484)
Contract backlog	(262)	(262)
Non-compete agreements	(57)	(96)
Content copyright	(18)	(18)

Accumulated amortization	(2,057)	(2,765)

Intangible assets, net	2,065	1,326

The indefinite-lived intangible assets comprise:

The domain name of www.mapabc.com was acquired in the acquisition of MapABC Technology in 2006. The domain name can be renewed indefinitely without significant cost.

A publication right represented by a contract with National Astronomical Observations that grants Yadao an indefinite-lived right to use certain contents owned by National Astronomical Observations in the magazine Yadao operates. The Group recognized an impairment loss of $426, the amount of the original cost translated at the exchange rate at December 31, 2008, for the publication right which was fully impaired as of December 31, 2008 as a result of the declining operating income of Yadao.

Acquisition of assets from Xuancai

Xuancai was an inactive company which held a nation-wide wireless operating license issued by the Ministry of Information Industry. On January 31, 2008, the Group, through a VIE, acquired 100% of the equity of Xuancai for a cash consideration of $2,158 which was paid in 2008.

This transaction was not considered an acquisition of a business and, therefore, the consideration was allocated to the acquired license after deducting the cash and other monetary net assets acquired.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The purchase price was allocated by the Group as follows:

		Amortization period
Cash	1,501
License	406	1.8 years
Net other assets	328
Deferred tax liability	(77)

Total	2,158

The Group recorded an amortization expense included in income from continuing operations for acquired intangible assets of $792, $857, and $708 for the years ended December 31, 2007, 2008 and 2009, respectively. The Group expects to record an amortization expense of $449, $233, $113, $61 and $70 for the year 2010, 2011, 2012, 2013 and 2014 and thereafter, respectively.

12. GOODWILL

	As of December 31,
	2008	2009
Gross amount:
Beginning balance	3,635	3,906
Goodwill recognized in Yadao acquisition	—	—
Exchange differences	271	(2)

Ending balance	3,906	3,904

Accumulated goodwill impairment loss:
Beginning balance	(488)	(770)
Charge for the year	(248)	—
Exchange differences	(34)	—

Ending balance	(770)	(770)

Goodwill, net	3,136	3,134

The Group recognized an impairment loss of $248, the amount of the original cost translated at the exchange rate at December 31, 2008, for the goodwill arising from Yadao, as a result of the declining operating income of Yadao.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2008	2009
Salaries and welfare payable	2,681	3,908
VAT and business tax payable	2,226	2,901
Accrued flight rental costs	915	1,036
Deferred income from government subsidies	62	733
Payables for purchase of equipment	346	346
Consideration payable in connection with the ZKPH acquisition	—	—
Payables for acquisition of intangible assets	—	—
Others accrued expenses	1,047	1,727

Total	7,277	10,651

Accrued flight rental costs represent the incurred but not billed fees for renting airplanes to conduct the aerial photogrammetry business.

Others accrued expenses primarily consist of miscellaneous operating expenses incurred but not yet paid.

14. INCOME TAXES

The Company and its non PRC subsidiaries, AutoNavi BVI, AutoNavi Investment and AutoNavi Asia are tax exempted companies incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong, respectively.

The Group’s PRC entities are subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC was 33% in 2007.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a unified income tax rate of 25% for most enterprises. Due to the changes in the tax law in March 2007, the Group’s deferred tax balances were recalculated at that time based on the newly enacted tax rate to be effective January 1, 2008 in accordance with the applicable transitional terms of the New EIT Law. The impact on the deferred taxes resulting from the tax rate change as of March 16, 2007 was an adjustment to the deferred tax assets of $306, representing an increase in deferred tax expense.

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) located in a “high-tech zone” is generally entitled to a three-year exemption from EIT, followed by a preferential tax rate of 50% of the applicable tax rate in the next three years, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a HNTE.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The preferential tax rates, which were used to calculate the tax provision based on the Group’s interpretation of the New EIT Law as of the balance sheet date, are presented in the following table.

	Exemption	7.5% rate	15% rate
AutoNavi Software	N/A	N/A	2007 and thereafter
AutoNavi Technology	2007 and 2009	2010 – 2011	2012 and thereafter
MapABC Technology	N/A	N/A	2009 and thereafter
Xingtiandi Technology	N/A	2006 – 2007	2009 and thereafter

The HNTE status is valid for three years and qualifying enterprises can then apply to renew for an additional three years provided the company’s business operations continue to qualify for HNTE status. The current HNTE status of the Group’s qualifying entities was obtained either in 2008 or 2009. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax liability balance would increase by $185 as of December 31, 2009, which would be an increase to the income tax expenses.

ADF Navigation qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of New EIT Law and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rates for the succeeding three years. Accordingly, ADF Navigation was entitled to EIT exemption for the years 2008 and 2009 and a 12.5% preferential tax rates for 2010, 2011 and 2012.

Income tax expenses from continuing operations were as follows:

	Year ended December 31,
	2007	2008	2009
Income tax expenses:
Current	704	63	1,386
Deferred	826	1,082	(242)

Total	1,530	1,145	1,144

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The principal components of deferred income taxes were as follows:

	December 31,
	2008	2009
Current deferred tax assets
Accrued payroll	303	455
Allowance for doubtful accounts	1	14
Non-current deferred tax assets
Net operating loss carry forwards	186	79
Properties and equipment	—	—

Deferred tax assets	490	548

Non-current deferred liabilities
Acquired intangible assets, net	664	532

Deferred tax liabilities	664	532

As management believes that the Group’s subsidiaries and VIEs will generate taxable PRC statutory income and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets as of December 31, 2008 and 2009, respectively.

The net operating loss carry forwards for the PRC subsidiaries was $384 as of December 31, 2009 and will expire on various dates through 2013.

A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 33% in 2007 and 25% in 2008 and thereafter, and the actual provision of income taxes from continuing operations is as follows:

	For the year ended December 31,
	2007	2008	2009
Net income before provision for income taxes	8,837	7,157	15,993
Statutory tax rate in PRC	33%	25%	25%
Income tax at statutory tax rate	2,916	1,789	3,998
Non-deductive expenses	345	295	363
Non-taxable VAT rebates	(725)	(626)	(1,106)
Super deductions of R&D expenses	(480)	(702)	(1,213)
Deemed interest income	475	213	297
Adjustment of deferred tax balance due to enacted tax rate change effective as of January 1, 2008	306	—	—
Adjustment of deferred tax balances due to tax preferential rates obtained in 2008	—	215	—
Effect of the different income tax rates in other jurisdiction	(93)	625	1,303
Effect of tax holiday and preferential tax rates	(1,214)	(664)	(2,498)

Income tax expenses	1,530	1,145	1,144

Effective tax rate	17.31%	16.00%	7.15%

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

For the years ended December 31, 2007, 2008 and 2009, if the Group’s subsidiaries in the PRC were neither in a tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the year ended December 31,
	2007	2008	2009
Provision for income taxes	2,744	1,809	3,642
Net income per ordinary share—basic	0.03	0.01	0.05
Net income per Series A preferred share—basic	0.03	0.01	0.05
Net income per ordinary share—diluted	0.03	0.01	0.05

Since the commencement of operations, only ADF Navigation has been subject to a tax examination by the tax authorities. As such, the Group’s entities in the PRC, other than ADF Navigation, are subject to tax audits in respect of past years at the tax authority’s discretion.

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2009.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which our Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company’s subsidiaries and VIEs located in the PRC that are available for distribution to the Company of approximately $24,845 at December 31, 2009 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

15. ORDINARY SHARES

In August 2006, the Company issued a total of 108,300,000 ordinary shares to the shareholders as set out in Note 1, at par value of $0.0001 each.

The Company issued 5,700,000 ordinary shares for the purpose of business acquisition of MapABC Technology (Note 1).

As set out in Note 18, on April 15, 2009, 5,868,000 nonvested shares were granted to certain employees, of which 3,059,000 shares vested as of December 31, 2009.

On December 10, 2009, the board of directors and shareholders of the Company approved a plan to repurchase 11,652,000 ordinary shares of the Company, which approximated 10% of the total outstanding ordinary shares as of September 30, 2009, from four individual shareholders. On December 14, 2009, the 11,652,000 shares were repurchased at the par value of $0.0001 per share with no additional consideration or compensation to the selling shareholders. The repurchased shares were cancelled immediately on December 14, 2009. The four selling shareholders prior to the transaction held in aggregate in excess of 40% of the issued ordinary shares and continue to be shareholders after the repurchase. At the date of the repurchase, the fair value of ordinary shares was $0.71 per share based on a valuation performed by the Company with the assistance of a third party valuation firm. The excess amount of the fair value of the repurchased shares over their par value was recorded as a capital contribution from the selling shareholders, which was entirely offset by the immediate cancellation. The share repurchase was recorded in the equity on consolidated balance sheet as follows:

	Ordinary shares	Additional paid-in capital
Capital contribution from shareholders	—	8,272
Repurchase and cancellation of share at fair value	(1)	(8,272)

Net	$(1)	$—

Concurrently, the board of directors and shareholders of the Company approved that the shares under the Company’s 2007 share incentive plan were increased by 11,652,000 shares. On December 24, 2009, the Company granted (1) share options to purchase a total of 7,482,000 ordinary shares of the Company, and (2) 2,840,000 nonvested shares to employees (Note 18).

On December 24, 2009, 2,840,000 nonvested shares were granted to certain employees, of which 2,840,000 shares vested as of December 31, 2009.

16. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On October 13, 2006, the Company issued 40,000,000 Series A convertible redeemable preferred shares (“Series A Shares”) with par value of $0.0001 per share to third party investors for $40,000 (after deduction of issuance cost, net proceeds of $39,326).

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The principal rights, preferences and privileges with respect to the Series A Shares are as follows:

Voting right

Holders of the Series A Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series A Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A Share would be entitled to receive in preference to the shareholders of the ordinary shares at an amount equal to the Series A Share issue price of $40,000 plus all accrued or declared but unpaid dividends. After the full preference amount on all outstanding Series A Shares has been paid, any remaining funds or assets of the Company legally available for distribution shall be distributed to the holders of the ordinary shares until $29,000 has been distributed to the holders of ordinary shares. After the full preference amount on all outstanding Series A Shares has been paid and the full $29,000 amount has been paid to the holders of ordinary shares, then any remaining funds or assets of the Company legally available for distribution shall be distributed pro rata among the holders of the Series A Shares, on an as-converted basis, together with the holders of the Ordinary Shares and any other class or series of shares of the Company. As of December 31, 2009, the liquidation value of the Series A Shares was $45,032.

Redemption

At anytime commencing on the fourth anniversary of the Series A original issue date, if requested in writing by holders of a majority of the Series A Shares then outstanding, the Company shall redeem per such holders’ request all of the outstanding Series A Shares in three equal annual installments. The redemption price is equal to the Series A issue price plus all declared but unpaid dividends.

Conversion

The Series A Shares shall automatically be converted into ordinary shares upon the earlier of (i) the date specified by written consent of agreement of the holders of at last two-thirds of the Series A Shares then outstanding, and (ii) the closing of an underwritten public offering of the ordinary shares of the Company in the United States or in a similar public offering of the ordinary shares of the Company in another jurisdiction which results in the ordinary shares trading publicly on a recognized regional or national securities exchange with gross proceeds to the Company of at least $50,000.

The conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments and adjustments for future issuances of shares at a price lower than the issuance price of the Series A shares.

As the effective conversion price exceeded the fair value of ordinary shares on September 28, 2006, there was no beneficial conversion feature upon issuance of Series A Shares.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

17. NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the year ended December 31,
	2007	2008	2009
Net income (loss) attributable to AutoNavi Holdings Limited shareholders
Income from continuing operations	7,320	4,415	14,571
Loss on discontinued operations, net of tax	(1,575)	(2,212)	(4,180)

Net income attributable to AutoNavi Holdings Limited shareholders	5,745	2,203	10,391

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—basic(i):
Income from continuing operations	5,419	3,269	10,827
Loss on discontinued operations, net of tax	(1,166)	(1,638)	(3,106)

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—basic(i):	4,253	1,631	7,721

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share—basic(i):
Income from continuing operations	1,901	1,146	3,744
Loss on discontinued operations, net of tax	(409)	(574)	(1,074)

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share—basic(i)	1,492	572	2,670

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—diluted Income from continuing operations	7,320	4,415	14,571
Loss on discontinued operations, net of tax	(1,575)	(2,212)	(4,180)

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—diluted	5,745	2,203	10,391

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share—basic(ii)	114,000,000	114,000,000	115,675,022 (iii)

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share—diluted(iv)	154,000,000	154,000,000	157,188,766

Weighted average number of shares outstanding used in computing net income per Series A preferred share—basic	40,000,000	40,000,000	40,000,000

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—basic:
Income from continuing operations	0.05	0.03	0.10
Loss on discontinued operations	(0.01)	(0.02)	(0.03)

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—basic:	0.04	0.01	0.07
Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—diluted:
Income from continuing operations	0.05	0.03	0.10
Loss on discontinued operations	(0.01)	(0.02)	(0.03)

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—diluted	0.04	0.01	0.07
Net income per Series A preferred share—basic:
Income from continuing operations	0.05	0.03	0.10
Loss on discontinued operations	(0.01)	(0.02)	(0.03)

Net income per Series A preferred share—basic	0.04	0.01	0.07

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participant right. Since each Series A convertible redeemable preferred shares has the same participating right on each ordinary share, the allocation was based on the number of ordinary shares and Series A convertible redeemable preferred shares issued.

(ii)	5,899,000 previously nonvested shares were vested as of December 31, 2009 and have been included in the calculation of weighted average number of ordinary shares used in calculating basic net income per share since vesting.

(iii)	11,652,000 ordinary shares were repurchased and cancelled as of December 14, 2009 and have been excluded in the calculation of weighted average number of ordinary shares used in calculating basic net income per share since December 14, 2009.

(iv)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has included the effect of certain securities. For year 2007 and 2008, such securities included an incremental 40,000,000 ordinary shares resulting from the assumed conversion of the Series A convertible redeemable preferred shares. For the year ended December 31, 2009, other than the 40,000,000 incremental ordinary shares from the assumed conversion of Series A convertible redeemable preferred shares, such securities also include incremental weighted average number of 684,156 and 829,588 ordinary shares from the assumed exercise of share options and vesting of nonvested shares using the treasury stock method, respectively.

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share for the year ended December 31, 2009 as their effects would have been anti-dilutive. Such securities consisted of 7,469,000 share options outstanding.

18. SHARE-BASED COMPENSATION

On July 15, 2007, the Group adopted the 2007 Share Incentive Plan, which allows the Group to grant its employees, directors and consultants options or nonvested shares up to maximum of 14,400,000 ordinary shares of the Company.

On December 14, 2009, the board of the directors and shareholders of the Company approved that the shares under the 2007 Share Incentive Plan were amended to increase by 11,652,000 shares to 26,052,000 shares.

Stock options

On April, 15, 2009, the Company granted a total of 7,732,000 share options to employees at an exercise price of $0.3 per share. And on December 24, 2009, the Company granted a total of 7,482,000 shares options at an exercise price of $0.5 per share.

The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) first 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

The options lapse on the earlier of (1) seven years from the date it is granted; (2) three months after the grantee’s termination of employment as an employee; and (3) one year after the date of the grantee’s termination of employment or service on account of disability or death.

	Options granted	Weighted average exercise price per option	Fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
April 15, 2009	7,732,000	0.30	0.45	0.15
December 24, 2009	7,482,000	0.50	0.71	0.21

Total	15,214,000

	Number of options	Weighted average exercise price per option
Outstanding at January 1, 2009	—	—
Granted	15,214,000	0.40
Forfeited	—	—
Exercised	—	—

Outstanding at December 31, 2009	15,214,000	0.40

Vested and exercisable, December 31, 2009	282,000	0.31

Stock options outstanding as of December 31, 2009 were:

		Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2009	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2009
Outstanding options	15,214,000	6.60	0.40	4,716	282,000	0.31	113

The fair value of the options as of the grant date in 2009 was between $0.22 and $0.40 per option.

The fair value of each option granted was estimated on the date of grant using the binomial lattice option pricing model with the following assumptions used for grants during the applicable periods.

For the year ended December 31, 2009
Risk-free interest rate of return	2.772% to 3.572%
Volatility	51.3% to 57.2%
Dividend yield	0.00%
Exercise multiple	2.0

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Exercise multiple

Exercise multiple represents the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

(5)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)	Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates, management considered a number of factors, including the result of a third party appraisal.

The Group recorded share-based compensation of $911 for options granted to employees for the year ended December 31, 2009, using the graded vesting attribution method, among which $911 was included in the income from continuing operations and nil was included in the discontinued operations.

There was $4,025 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2009, among which nil is related to employees of discontinued operations. The expense is expected to be recognized over a weighted-average period of 3.72 years according to the graded vesting schedule.

Nonvested shares

Performance based

On May 13, 2008, the Company granted 800,000 nonvested ordinary shares to four employees under the 2007 Share Incentive Plan. The shares will vest immediately upon the completion of an IPO of the Company and will be forfeited if employment is terminated before the vesting. The fair value of the nonvested shares at the date of grant was $0.41. The compensation costs in relation to theses nonvested shares amounting to $328 will be recorded as of the completion of the IPO.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

Non-performance based

On April 15, 2009, the Company granted 5,868,000 nonvested ordinary shares and on December 24, 2009, the Company granted another 2,840,000 nonvested ordinary shares to employees under the 2007 Share Incentive Plan. The nonvested shares will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately at date of grant, or (2) 50% immediately at date of grant and 1/4 on each of the anniversaries since the date of grant or (3) 25% immediately at date of grant and 1/4 on each of the anniversaries since the date of grant. The fair value of the nonvested shares at the date of grant was estimated considering a number of factors and taking into account standard valuation methods.

A summary of the non performance based nonvested shares activity is as follows:

	Nonvested ordinary shares granted	Fair value per nonvested share at the grant dates
April 15, 2009	5,868,000	0.45
December 24, 2009	2,840,000	0.71

Total	8,708,000

Number of nonvested shares
Outstanding at January 1, 2009	—
Granted	8,708,000
Vested	(5,899,000)
Forfeiture	—

Outstanding at December 31, 2009	2,809,000

The total fair value of non-performance based nonvested shares vested during the year ended December 31, 2009 as of the date of vesting was $3,393.

The Group recorded compensation expenses of $3,921 for the year ended December 31, 2009 based on the fair value of non-performance based nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The compensation expenses included in the income from continuing operations was $1,965 and that included in the loss on discontinued operations was $1,956.

There was $596 of total unrecognized compensation expense related to non-performance based nonvested shares granted as of December 31, 2009, among which nil was related to discontinued operations. The expense is expected to be recognized over a weighted-average period of 1.69 years according to the graded vesting schedule.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

19. PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $1,888, $3,740 and $4,440 for the years ended December 31, 2007, 2008 and 2009, respectively.

20. STATUTORY RESERVES AND NET RESTRICTED ASSETS

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable statutory surplus reserve or reserve fund for foreign owned enterprises. Appropriations to the a statutory surplus reserve or reserve fund are required to be made at least 10% of annual profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve or the reserve fund is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve or reserve fund may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $507, $1,215 and $1,708 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $45,755.

21. COMMITMENTS

(a)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2011 and are renewable upon negotiation. Rental expense under operating leases was $1,036, $1,336 and $1,216 for the years ended December 31, 2007 2008 and 2009, respectively. Rent expense included in income from continued operation was $940, $1,256 and $1,129 for the years ended December 31, 2007, 2008 and 2009, respectively, and that included in loss on discontinued operations was $96, $80 and $87 for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2009 are as follows:

Year 2010	360
Year 2011	83
Year 2012	48

491

(b)	Capital commitments

There was no capital commitment for purchase of equipment and inventory as of December 31, 2009.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

22. RELATED PARTY TRANSACTIONS

(a)	As of December 31, 2008 and 2009, the Group had the following outstanding balances with its related parties:

Amounts due from related parties—non trading:

	As of December 31,
	2008	2009
With entities controlled by directors of the Group:
Guangxi Fangchenggang Yingang Port Co., Ltd	10,850	10,841
China Da Tong Industrial Co., Ltd	680	679
Hunan Huanglongdong Investment Co., Ltd	429	429
With directors:
Mr. Jun Hou	81	212
Mr. Congwu Cheng	1,519	1,527
Mr. Jun Xiao	1,079	1,120
Mr. Derong Jiang	—	97

Subtotal	14,638	14,905

With an entity controlled by a principal shareholder of the Group:
Hunan Phoenix Ancient City Tourism Co., Ltd.	3,957	1,758
Total	18,595	16,663

The amounts due from related parties are due on demand, non-interest bearing, and are uncollateralized.

(b)	Related party sales consist of the following:

	Year ended December 31,
	2007	2008	2009
Equity method accounted for investee:
95190	37	61	2

23. SUBSEQUENT EVENTS

The Group has evaluated all events subsequent to the balance sheet date of December 31, 2009 through April 1, 2010, the date the consolidated financial statements were available to be issued.

Modification of share-based awards

On March 31, 2010 (the “modification date”), the Company modified the terms of 14,736,800 stock options, which were granted to 233 employees and originally had the vesting schedule of 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date, as follows.

1,252,000 share options were canceled for the same number of nonvested shares, which vested immediately on the modification date. This modification resulted in a total incremental share-based

AUTONAVI HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(In U.S. dollars in thousands, except share and per share data)

compensation of $518, which, as well as the unrecognized compensation expenses related to the original share options, was recognized in the three-month period ended March 31, 2010.

3,670,000 share options were modified to vest immediately on the modification date. 4,179,000 shares options were modified to vest with 50% immediately on the modification date, 4.11% on each of the sequential 12 quarterly anniversaries from the modification date and 0.68% as of April 15, 2013. 2,598,800 shares options were modified to vest with 25% immediately on the modification date, 6.17% on each of the sequential 12 quarterly anniversaries from the modification date and 0.96% as of April 15, 2013. 2,565,000 shares options were modified to vest with 50% immediately on the modification date, 3.35% on each of the sequential 14 quarterly anniversaries from the modification date and 3.10% as of December 24, 2013. 472,000 shares options were modified to vest with 25% immediately on the modification date, 5.02% on each of the sequential 14 quarterly anniversaries from the modification date and 4.72% as of December 24, 2013. The accelerated vesting of these share options did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses related to the original share options as of the modification date are recognized over the modified vesting periods using the graded vesting attribution method.

150,000 options of one employee were canceled, which resulted in the unrecognized compensation expenses related to these share options being recognized immediately in the three-month period ended March 31, 2010.

In addition, on March 31, 2010, 2,799,000 nonvested shares granted to three employees, which originally had a vesting period of two years or three years from the date of grant, were modified to vest immediately on the modification date. The accelerated vesting of these nonvested shares did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses related to the original nonvested shares as of the modification date were recognized in the three-month period ended March 31, 2010.

AUTONAVI HOLDINGS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2008	2009
Assets:
Current assets
Cash	3,752	2,897
Amounts due from subsidiaries and variable interest entities	35,282	35,660
Prepaid expenses and other current assets	8	485

Total current assets	39,042	39,042
Investments in subsidiaries and affiliates	34,431	48,615

TOTAL ASSETS	73,473	87,657

Total liabilities (all current)	9	9

Series A convertible redeemable preferred shares ($0.0001 par value; 40,000,000 and 40,000,000 shares authorized, issued and outstanding as of December 31, 2008 and 2009, respectively)	39,326	39,326

Equity:
Ordinary shares ($0.0001 par value; 460,000,000 and 460,000,000 shares authorized as of December 31, 2008 and 2009; 114,000,000 and 108,247,000 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	12	11
Additional paid-in capital	20,404	25,178
Retained earnings	5,723	15,210
Accumulated other comprehensive income	7,999	7,923

Total equity	34,138	48,322

TOTAL LIABILITIES, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND EQUITY	73,473	87,657

AUTONAVI HOLDINGS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In U.S. dollars in thousands, except share related data)

	For the year ended December 31,
	2007	2008	2009
Operating expenses
General and administrative	(447)	(607)	(2,882)

Total operating expenses	(447)	(607)	(2,882)

Interest income	730	150	7
Equity in earnings of subsidiaries and variable interest entities	5,462	2,660	13,266

Net income	5,745	2,203	10,391

AUTONAVI HOLDINGS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Equity and Comprehensive Income

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/ (accumulated deficit)	Total equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2007	114,000,000	12	20,404	774	(2,225)	18,965
Statutory reserve	—	—	—	—	—	—
Comprehensive income
Net income	—	—	—	—	5,745	5,745	5,745
Foreign currency translation adjustment	—	—	—	3,273	—	3,273	3,273

Total comprehensive income							9,018

Balance as of December 31, 2007	114,000,000	12	20,404	4,047	3,520	27,983
Statutory reserve	—	—	—	—	—	—
Comprehensive income
Net income	—	—	—	—	2,203	2,203	2,203
Net unrealized loss on available-for-sale investments, net of tax effects of $nil	—	—	—	(2,000)	—	(2,000)	(2,000)
Transfer to income statement of impairment loss for short-term investment	—	—	—	2,000	—	2,000	2,000
Foreign currency translation adjustment	—	—	—	3,952	—	3,952	3,952

Total comprehensive income							6,155

Balance as of December 31, 2008	114,000,000	12	20,404	7,999	5,723	34,138
Additional capital injection in Yadao	—	—	(58)	—	—	(58)
Repurchase of shares	(11,652,000)	(1)	—	—	—	(1)
Vesting of non-vested shares	5,899,000	—	—	—	—	—
Share-based compensation	—	—	4,832	—	—	4,832
Statutory reserve	—	—	—	—	—	—
Spin off of telematics business	—	—	—	—	(904)	(904)
Comprehensive income
Net income	—	—	—	—	10,391	10,391	10,391
Foreign currency translation adjustment	—	—	—	(76)	—	(76)	(76)

Total comprehensive income							10,315

Balance as of December 31, 2009	108,247,000	11	25,178	7,923	15,210	48,322

AUTONAVI HOLDINGS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In U.S. dollars in thousands)

	For the year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	5,745	2,203	10,391
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries and variable interest entities	(5,462)	(2,660)	(13,266)
Share-based compensation	—	—	2,876
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	40	36	(6)
Current liabilities	(21)	9	—

Net cash provided by (used in) in operating activities	302	(412)	(5)

Cash flows from investing activities
Amounts due from subsidiaries and variable interest entities	(7,176)	(7,060)	(378)
Considerations paid in business acquisitions, net of cash acquired nil in 2007, 2008 and 2009	(260)	—	—

Net cash used in investing activities	(7,436)	(7,060)	(378)

Cash flows from financing activities
Payment made in connection with repurchase of ordinary shares	—	—	(1)
Payments made in connection with initial public offering	—	—	(471)

Net cash provided by financing activities	—	—	(472)

Net decrease in cash	(7,134)	(7,472)	(855)
Cash at the beginning of year	18,358	11,224	3,752

Cash at the end of year	11,224	3,752	2,897

AUTONAVI HOLDINGS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

Note to the Financial Statements

1. BASIS OF PREPARATION

The condensed financial information of the parent company, AutoNavi Holding Limited, has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, its variable interest entities and its variable entities’ subsidiaries.

AUTONAVI HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share data)

	December 31, 2009	March 31, 2010	March 31, 2010
			(pro forma) (Note 2)
Assets
Current assets
Cash	34,716	39,795	39,795
Restricted cash	469	469	469
Accounts receivable, net of allowance for doubtful accounts of $59 and $39 as of December 31, 2009 and March 31, 2010, respectively	18,743	18,277	18,277
Amounts due from related parties, non-trading	16,663	16,876	16,876
Prepaid expense and other current assets	3,895	5,380	5,380
Deferred costs in connection with IPO	1,054	1,277	1,277
Deferred tax assets-current	469	344	344

Total current assets	76,009	82,418	82,418

Properties and equipment, net	20,587	20,209	20,209
Equity method investments	5,163	5,176	5,176
Acquired intangible assets, net	1,326	1,213	1,213
Goodwill	3,134	3,135	3,135
Deferred tax assets-non-current	79	53	53
Other long term assets	332	338	338

TOTAL ASSETS	106,630	112,542	112,542

Liabilities
Current liabilities
Accounts payable	494	573	573
Deferred revenue	3,073	3,371	3,371
Accrued expenses and other current liabilities	10,651	10,299	10,299
Income tax payable	1,983	2,429	2,429

Total current liabilities	16,201	16,672	16,672

Non-current liabilities
Deferred tax liability-non-current	532	513	513

Total liabilities	16,733	17,185	17,185

Commitments (Note 19)

Series A convertible redeemable preferred shares ($0.0001 par value; 40,000,000 and 40,000,000 shares authorized, issued and outstanding as of December 31, 2009 and March 31, 2010, respectively, liquidation value $46,261 as of March 31, 2010)	39,326	39,326	—

Equity
AutoNavi Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value; 460,000,000 and 460,000,000 shares authorized as of December 31, 2009 and March 31, 2010; 108,247,000 and 112,298,000 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively)	11	11	15
Additional paid-in capital	25,178	29,451	68,773
Statutory reserve	3,712	4,100	4,100
Retained earnings	11,498	12,007	12,007
Accumulated other comprehensive income	7,923	7,943	7,943

Total AutoNavi Holdings Limited shareholders’ equity	48,322	53,512	92,838
Non-controlling interest	2,249	2,519	2,519

Total equity	50,571	56,031	95,357

TOTAL LIABILITIES, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND EQUITY	106,630	112,542	112,542

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	Three-month periods ended March 31,
	2009	2010
Revenue	11,976	17,001
Business tax	(343)	(402)

Net revenues	11,633	16,599

Cost of revenues (included share-based compensation nil and $385 for the three-month periods ended March 31, 2009 and 2010)	(4,335)	(5,668)

Gross profit	7,298	10,931

Operating expenses
Research and development (included share-based compensation nil and $595 for the three-month periods ended March 31, 2009 and 2010)	(1,585)	(2,471)
Selling and marketing (included share-based compensation nil and $720 for the three-month periods ended March 31, 2009 and 2010)	(1,422)	(2,276)
General and administrative (included share-based compensation nil and $2,573 for the three-month periods ended March 31, 2009 and 2010)	(1,747)	(4,522)

Total operating expenses	(4,754)	(9,269)

Government subsidies	59	57
Operating income	2,603	1,719

Investment income	1	—
Interest income	96	72

Income before income taxes, share of net income of equity accounted investment and discontinued operations	2,700	1,791

Income tax expense	(207)	(637)
Share of net income of equity method accounted investment	(91)	13

Income from continuing operations	2,402	1,167

Discontinued operations (Note 4):
Loss on discontinued operations before income tax	(733)	—
Income tax benefit	25	—

Loss on discontinued operations, net of tax	(708)	—

Net income	1,694	1,167
Less: Net income attributable to noncontrolling interest	132	270

Net income attributable to AutoNavi Holdings Limited shareholders	1,562	897

AUTONAVI HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—continued

(In U.S. dollars in thousands, except share and per share data)

	Three-month periods ended March 31,
	2009	2010
Net income per share:
Net income from continuing operations attributable to AutoNavi Holdings Limited shareholders:
Basic	0.01	0.01
Diluted	0.01	0.01
Net income per Series A preferred share-Basic	0.01	0.01

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders:
Basic	(0.00)	—
Diluted	(0.00)	—
Net loss per Series A preferred share-Basic	(0.00)	—

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.01	0.01
Diluted	0.01	0.01
Net income per Series A preferred share-Basic	0.01	0.01

Weighted average number of shares used in calculating net income per ordinary share
Basic	114,000,000	108,292,011
Diluted	154,000,000	158,515,244
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

Unaudited Condensed Consolidated Statements of Equity For the Three-month Period Ended March 31, 2010 and

Comprehensive Income For the Three-month Periods Ended March 31, 2009 and 2010

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Retained earnings/ (accumulated deficit)	Total AutoNavi Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2010	108,247,000	11	25,178	7,923	3,712	11,498	48,322	2,249	50,571
Statutory reserve	—	—	—	—	388	(388)	—	—	—
Share-based compensation	—	—	4,273	—	—	—	4,273	—	4,273
Vesting of nonvested shares	4,051,000	—	—	—	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	897	897	270	1,167	1,167
Foreign currency translation adjustment	—	—	—	20	—	—	20	—	20	20

Total comprehensive income										1,187

Balance as of March 31, 2010	112,298,000	11	29,451	7,943	4,100	12,007	53,512	2,519	56,031

Balance as of January 1, 2009	114,000,000	12	20,404	7,999	2,004	3,719	34,138	1,758	35,896
Statutory reserve	—	—	—	—	238	(238)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	1,562	1,562	132	1,694	1,694
Foreign currency translation adjustment	—	—	—	(21)	—	—	(21)	—	(21)	(21)

Total comprehensive income										1,673

Balance as of March 31, 2009	114,000,000	12	20,404	7,978	2,242	5,043	35,679	1,890	37,569

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	Three-month periods ended March 31,
	2009	2010
Cash flows from operating activities
Net income	1,694	1,167
Adjustments to reconcile net income to net cash provided by operating activities
Share of net loss/(income) of equity method investments	91	(13)
Depreciation and amortization	1,205	1,027
Loss on disposal of property and equipment	3	27
Share-based compensation	—	4,273
Deferred tax assets and liabilities	(17)	132
Changes in operating assets and liabilities
Accounts receivable	(1,858)	467
Prepaid expenses and other current assets	328	(1,492)
Other long term assets	11	(6)
Accounts payable	(544)	79
Accrued expense and other current liabilities	(332)	(393)
Deferred revenue	(1,982)	298
Income tax payable	171	446

Net cash (used in)/ provided by operating activities	(1,230)	6,012

Cash flows from investing activities
Payments made for equity method investments	(3,659)	—
Loans made to related parties	(62)	(213)
Repayment of loans received from related parties	2,196	—
Purchase of property and equipment	(150)	(559)

Net cash used in investing activities	(1,675)	(772)

Cash flows from financing activities
Payments made in connection with initial public offering	—	(182)

Net cash used in financing activities	—	(182)

Net increase/(decrease) in cash	(2,905)	5,058
Effect of exchange rate changes	(44)	21
Cash at the beginning of period	28,777	34,716

Cash at the end of period	25,828	39,795

Supplemental disclosures of cash flow information
Income tax paid	28	59

Interest paid	—	—

Non-cash investing activities:
Accrued issuance costs related to offering	—	41

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data)

1. BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements include the financial information of AutoNavi Holdings Limited (“AutoNavi” or the “Company”), its subsidiaries, and its variable interest entities (the “VIEs”) (collectively, the “Group”). All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the three-month periods ended March 31, 2009 and 2010 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for each of the three years in the period ended December 31, 2009. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2009 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements for each of the three years in the period ended December 31, 2009.

The VIE arrangements

The financial information of the Company’s VIEs is as follows:

	For the three- month periods ended March 31,
	2009	2010
AutoNavi Software:
Net revenues	11,225	14,824
Net income	2,123	4,144
MapABC Technology:
Net revenues	1,439	1,757
Net income	177	79

	As of
	December 31, 2009	March 31, 2010
AutoNavi Software:
Total assets	77,144	75,349
Net assets	42,860	46,103
MapABC Technology:
Total assets	3,892	2,751
Net assets	(702)	(623)

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

2. UNAUDITED PRO FORMA INFORMATION

The unaudited pro forma balance sheet information as of March 31, 2010 assumes the conversion of the Series A convertible redeemable preferred shares outstanding into ordinary shares using a conversion ratio of one for one upon completion of an initial public offering with gross proceeds to the Company of at least $50,000.

Pro forma net income per share for the three-month period ended March 31, 2010 is not presented because the effect of the conversion of the outstanding Series A convertible redeemable preferred shares using a conversion ratio of one for one would have resulted in a pro forma net income per share equal to the historical basic net income per share for the three-month period ended March 31, 2010.

3. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

4. DISCONTINUED OPERATIONS

On December 25, 2009, the Company distributed the outstanding shares of Shanghai AutoNavi Software Co., Ltd. (“Shanghai AutoNavi”), a wholly owned subsidiary of a VIE of the Group, to each shareholder of the Company on a pro rata basis. The Group recorded the pro-rata distribution at the book value of Shanghai AutoNavi, $904, as a reduction of retained earnings. Shanghai AutoNavi’s principal operation was the telematics business and the results of that business have been presented as a discontinued operation for all periods presented. Selected operating results for the discontinued business are presented in the following table:

	For the three-month periods ended March 31,
	2009	2010
Net revenues	127	—

Loss from operation of discontinued operations before income tax	(733)	—
Income tax benefit	25	—

Loss on discontinued operations, net of tax	(708)	—

The net assets distributed as of December 25, 2009 were as follows:

Cash	1,156
Other current assets	374
Non-current assets	117
Current liabilities	(743)

Total	904

5. REVENUE AND SEGMENT INFORMATION

The Group chief operating decision maker is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Hence, the Group has only one operating segment.

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Components of net revenues are presented in the following table.

	For the three-month periods ended March 31,
	2009	2010
Automotive navigation	6,940	12,258
Public sector and enterprise applications	3,199	2,293
Wireless/internet location-based solutions	911	1,777
Other	583	271

Net revenues	11,633	16,599

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of:

	December 31, 2009	March 31, 2010

Revenue recognized in excess of billings	3,113	4,330
Other trade receivables	15,630	13,947

Total	18,743	18,277

Revenue recognized in excess of billings represent amounts earned using the percentage-of-completion method in revenue recognition under public sector and enterprise applications contracts but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms. The Group anticipates that substantially all of such unbilled amounts will be billed within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the period	Exchange adjustment	Charge to expenses	Reversal	Written-off	Balance at end of the period
Three-month period ended March 31, 2009	15	—	—	—	—	15
Three-month period ended March 31, 2010	59	—	—	—	(20)	39

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2009	March 31, 2010

Advances to employees	1,262	1,400
VAT rebate receivable	627	1,939
Rental and other operating deposits	768	791
Advance to suppliers	279	173
Third party hardware	266	286
Prepayment on purchase of property and equipment	7	—
Other prepaid expenses	686	791

Total	3,895	5,380

Advances to employees primarily represent cash advance to map data field collection employees for their travelling purpose.

Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

8. EQUITY METHOD INVESTMENTS

Investee	December 31, 2009	March 31, 2010

95190	4,443	4,438
Xiejin	720	738

Total	5,163	5,176

On November 18, 2007, the Group acquired 20% of the equity of Beijing Xiejin Technology Development Co., Ltd. (“XieJin”), a PRC-based company providing wireless location based services, for cash consideration of $685 which was paid in 2007. Since the Group has the ability to exercise significant influence over the operating and financial policies of Xiejin, the Group uses the equity method of accounting to record its investment in Xiejin. The Group’s share of the net income/ (loss) of Xiejin were $(25) and $18 for the three-month periods ended March 31, 2009 and 2010 respectively.

On January 1, 2009, the Group completed the acquisition of 22% equity of Beijing 95190 Information Technology Co., Ltd. (“95190”), which operates a call center to provide online driving directions, safety driving information and emergency rescue to automobile drivers and passengers in the PRC, for a cash consideration of $4,397, of which $733 was prepaid in late 2008 and the remaining was paid in 2009. Since the Group has the ability to exercise significant influence over the operating and financial policies of 95190, the Group uses the equity method of accounting to record its investment in 95190. The Group’s share of the net loss of 95190 for the three-month periods ended March 31, 2009 and 2010 was $66 and $5.

9. PROPERTY AND EQUIPMENT, NET

	December 31, 2009	March 31, 2010
Buildings	7,865	7,865
Equipment and furniture	7,814	7,665
Aerial photogrammetry equipment	6,950	7,319
Office improvements	4,028	4,076
Vehicles	2,039	2,173
Software	1,725	1,802

Less: Accumulated depreciation and amortization	(9,834)	(10,691)

Properties and equipment, net	20,587	20,209

The Group recognized depreciation and amortization expenses of $1,014 and $914 for the three-month periods ended March 31, 2009 and 2010, respectively. Depreciation and amortization expense included in income from continuing operations was $1,008 and $914 for the three-month periods ended March 31, 2009 and 2010, respectively, and that included in loss on discontinued operations was $6 and nil for the three-month periods ended March 31, 2009 and 2010, respectively.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

10. ACQUIRED INTANGIBLE ASSETS, NET

The costs and accumulated amortization of acquired intangible assets were as follows:

	December 31, 2009	March 31, 2010
Intangible assets not subject to amortization:
Domain name	478	478
Intangible assets subject to amortization:
Customer relationship	1,583	1,583
Operating licenses	904	904
Complete technology	636	636
Contract backlog	262	262
Non-compete agreement	210	210
Content copyright	18	18

Total intangible assets	4,091	4,091

Less: Accumulated amortization
Customer relationship	(1,297)	(1,354)
Operating licenses	(608)	(638)
Complete technology	(484)	(504)
Contract backlog	(262)	(262)
Non-compete agreements	(96)	(102)
Content copyright	(18)	(18)

Accumulated amortization	(2,765)	(2,878)

Intangible assets, net	1,326	1,213

The indefinite-lived intangible assets comprise:

The domain name of www.mapabc.com was acquired in the acquisition of MapABC Technology in 2006. The domain name can be renewed indefinitely without significant cost.

The Group recorded an amortization expense included in income from continuing operations for acquired intangible assets of $191 and $113 for the three-month periods ended March 31, 2009 and 2010, respectively. The Group expects to record an amortization expense of $291, $216, $96, $61 and $71 for the nine-month period ending December 31, 2010 and year 2011, 2012, 2013 and 2014 and thereafter, respectively.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

11. GOODWILL

March 31, 2010

Gross amount:
Beginning balance as of January 1, 2010	3,904
Exchange differences	1

Ending balance as of March 31, 2010	3,905

Accumulated goodwill impairment loss:
Beginning balance as of January 1, 2010	(770)
Exchange differences	—

Ending balance as of March 31, 2010	(770)

Goodwill, net as of January 1, 2010	3,134

Goodwill, net as of March 31, 2010	3,135

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2009	March 31, 2010

Salaries and welfare payable	3,908	2,696
VAT and business tax payable	2,901	2,596
Accrued flight rental costs	1,036	1,271
Accrued professional service fees	420	726
Deferred income from government subsidies	733	733
Payables for purchase of equipment	346	346
Others accrued expenses	1,307	1,931

Total	10,651	10,299

Accrued flight rental costs represent the incurred but not billed fees for renting airplanes to conduct the aerial photogrammetry business.

Others accrued expenses primarily consist of miscellaneous operating expenses incurred but not yet paid.

13. INCOME TAXES

The Company and its non PRC subsidiaries, AutoNavi BVI, AutoNavi Investment and AutoNavi Asia are tax exempted companies incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong, respectively.

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) located in a “high-tech zone” is generally entitled to a three-year exemption from EIT, followed by a preferential tax rate of 50% of the applicable tax rate in the next three years, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a HNTE.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

The preferential tax rates, which were used to calculate the tax provision based on the Group’s interpretation of the New EIT Law as of the balance sheet date (see Note 21 “Subsequent Events”), are presented in the following table.

	Exemption	7.5% rate	15% rate

AutoNavi Software	N/A	N/A	2007 and thereafter

AutoNavi Technology	2007 and 2009	2010-2011	2012 and thereafter

MapABC Technology	N/A	N/A	2009 and thereafter

Xingtiandi Technology	N/A	2006-2007	2009 and thereafter

The HNTE status is valid for three years and qualifying enterprises can then apply to renew for an additional three years provided the company’s business operations continue to qualify for HNTE status. The current HNTE status of the Group’s qualifying entities was obtained either in 2008 or 2009. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax liability balance would increase by $176 as of March 31, 2010, which would be an increase to the income tax expenses.

ADF Navigation qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of New EIT Law and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rates for the succeeding three years. Accordingly, ADF Navigation was entitled to EIT exemption for the years 2008 and 2009 and a 12.5% preferential tax rates for 2010, 2011 and 2012.

The principal components of deferred income taxes were as follows:

	December 31, 2009	March 31, 2010
Current deferred tax assets
Accrued payroll	455	333
Allowance for doubtful accounts	14	11
Non-current deferred tax assets
Net operating loss carry forwards	79	53

Deferred tax assets	548	397

Non-current deferred liabilities
Acquired intangible assets, net	532	513

Deferred tax liabilities	532	513

As management believes that the Group’s subsidiaries and VIEs will generate taxable PRC statutory income and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets as of December 31, 2009 and March 31, 2010, respectively.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

Since the commencement of operations, only ADF Navigation has been subject to a tax examination by the tax authorities. As such, the Group’s entities in the PRC, other than ADF Navigation, are subject to tax audits in respect of past years at the tax authority’s discretion.

The Group did not identify significant unrecognized tax benefits for the three-month periods ended March 31, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from March 31, 2010.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which our Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company’s subsidiaries and VIEs located in the PRC that are available for distribution to the Company of approximately $29,672 at March 31, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On October 13, 2006, the Company issued 40,000,000 Series A convertible redeemable preferred shares (“Series A Shares”) with par value of $0.0001 per share to third party investors for $40,000 (after deduction of issuance cost, net proceeds of $39,326).

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

The principal rights, preferences and privileges with respect to the Series A Shares are as follows:

Voting right

Holders of the Series A Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series A Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A Share would be entitled to receive in preference to the shareholders of the ordinary shares at an amount equal to the Series A Share issue price of $40,000 plus all accrued or declared but unpaid dividends. After the full preference amount on all outstanding Series A Shares has been paid, any remaining funds or assets of the Company legally available for distribution shall be distributed to the holders of the ordinary shares until $29,000 has been distributed to the holders of ordinary shares. After the full preference amount on all outstanding Series A Shares has been paid and the full $29,000 amount has been paid to the holders of ordinary shares, then any remaining funds or assets of the Company legally available for distribution shall be distributed pro rata among the holders of the Series A Shares, on an as-converted basis, together with the holders of the Ordinary Shares and any other class or series of shares of the Company. As of March 31, 2010, the liquidation value of the Series A Shares was $46,261.

Redemption

At anytime commencing on the fourth anniversary of the Series A original issue date, if requested in writing by holders of a majority of the Series A Shares then outstanding, the Company shall redeem per such holders’ request all of the outstanding Series A Shares in three equal annual installments. The redemption price is equal to the Series A issue price plus all declared but unpaid dividends.

Conversion

The Series A Shares shall automatically be converted into ordinary shares upon the earlier of (i) the date specified by written consent of agreement of the holders of at last two-thirds of the Series A Shares then outstanding, and (ii) the closing of an underwritten public offering of the ordinary shares of the Company in the United States or in a similar public offering of the ordinary shares of the Company in another jurisdiction which results in the ordinary shares trading publicly on a recognized regional or national securities exchange with gross proceeds to the Company of at least $50,000.

The conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments and adjustments for future issuances of shares at a price lower than the issuance price of the Series A shares.

As the effective conversion price exceeded the fair value of ordinary shares on September 28, 2006, there was no beneficial conversion feature upon issuance of Series A Shares.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

15. NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the three-month periods ended March 31,
	2009	2010
Net income attributable to AutoNavi Holdings Limited shareholders
Income from continuing operations	2,270	897
Loss on discontinued operations, net of tax	(708)	—

Net income attributable to AutoNavi Holdings Limited shareholders	1,562	897

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—basic(i):
Income from continuing operations	1,680	655
Loss on discontinued operations, net of tax	(524)	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—basic(i):	1,156	655

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share—basic(i):
Income from continuing operations	590	242
Loss on discontinued operations, net of tax	(184)	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per Series A preferred share—basic(i)	406	242

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—diluted Income from continuing operations	2,270	897
Loss on discontinued operations, net of tax	(708)	—

Net income attributable to AutoNavi Holdings Limited shareholders allocated for computing net income per ordinary share—diluted	1,562	897

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share—basic(ii)&(iii)	114,000,000	108,292,011

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share—diluted	154,000,000	158,515,244

Weighted average number of shares outstanding used in computing net income per Series A preferred share—basic	40,000,000	40,000,000

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—basic:
Income /(loss) from continuing operations	0.01	0.01
Loss on discontinued operations	(0.00)	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—basic:	0.01	0.01

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—diluted:
Income /(loss) from continuing operations	0.01	0.01
Loss on discontinued operations	(0.00)	—

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders—diluted	0.01	0.01

Net income per Series A preferred share—basic:
Income from continuing operations	0.01	0.01
Loss on discontinued operations	(0.00)	—

Net income per Series A preferred share—basic	0.01	0.01

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participant right. Since each Series A convertible redeemable preferred shares has the same participating right on each ordinary share, the allocation was based on the number of ordinary shares and Series A convertible redeemable preferred shares issued.

(ii)	9,950,000 previously nonvested shares were vested as of March 31, 2010 and have been included in the calculation of weighted average number of ordinary shares used in calculating basic net income per share since vesting.

(iii)	11,652,000 ordinary shares were repurchased and cancelled as of December 14, 2009 and have been excluded in the calculation of weighted average number of ordinary shares used in calculating basic net income per share since December 14, 2009.

16. SHARE-BASED COMPENSATION

On July 15, 2007, the Group adopted the 2007 Share Incentive Plan, which allows the Group to grant its employees, directors and consultants options or nonvested shares up to a maximum of 14,400,000 ordinary shares of the Company.

On December 14, 2009, the board of the directors and shareholders of the Company approved that the shares under the 2007 Share Incentive Plan were amended to increase by 11,652,000 shares to 26,052,000 shares.

Stock options

On April 15, 2009, the Company granted a total of 7,732,000 share options to employees at an exercise price of $0.3 per share. And on December 24, 2009, the Company granted a total of 7,482,000 shares options at an exercise price of $0.5 per share.

The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) first 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date.

On March 31, 2010 (the “modification date”), the Company modified the terms of 14,736,800 stock options, which were granted to 233 employees and originally had the vesting schedule of 1/4 on first anniversary from the date of grant and 1/16 on each of the quarterly anniversaries from the first vesting date, as follows.

1,252,000 share options were canceled for the same number of nonvested shares, which vested immediately on the modification date. This modification resulted in a total incremental share-based compensation of $518 which, as well as the unrecognized compensation expenses related to the original share options, was recognized in the three-month period ended March 31, 2010.

3,670,000 share options were modified to vest immediately on the modification date. 4,179,000 shares options were modified to vest with 50% immediately on the modification date, 4.11% on each of

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

the sequential 12 quarterly anniversaries from the modification date and 0.68% as of April 15, 2013. 2,598,800 shares options were modified to vest with 25% immediately on the modification date, 6.17% on each of the sequential 12 quarterly anniversaries from the modification date and 0.96% as of April 15, 2013. 2,565,000 shares options were modified to vest with 50% immediately on the modification date, 3.35% on each of the sequential 14 quarterly anniversaries from the modification date and 3.10% as of December 24, 2013. 472,000 shares options were modified to vest with 25% immediately on the modification date, 5.02% on each of the sequential 14 quarterly anniversaries from the modification date and 4.72% as of December 24, 2013. The accelerated vesting of these share options did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses related to the original share options as of the modification date are recognized over the modified vesting periods using the graded vesting attribution method.

In addition, 150,000 options of one employee were canceled, which resulted in the unrecognized compensation expenses related to these share options being recognized immediately in the three-month period ended March 31, 2010.

The options lapse on the earlier of (1) seven years from the date it is granted; (2) three months after the grantee’s termination of employment as an employee; and (3) one year after the date of the grantee’s termination of employment or service on account of disability or death.

	Options granted	Weighted average exercise price per option	Fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
April 15, 2009	7,732,000	0.30	0.45	0.15
December 24, 2009	7,482,000	0.50	0.71	0.21

Total	15,214,000

	Number of options	Weighted average exercise price per option
Outstanding at January1, 2010	15,214,000	0.40
Forfeited /canceled	(1,429,400)	0.50

Outstanding at March 31, 2010	13,784,600	0.39

Vested and exercisable, March 31, 2010	8,109,500	0.41

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

Stock options outstanding as of March 31, 2010 were:

		Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of March 31, 2010	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of March 31, 2010
Outstanding options	13,784,600	6.35	0.39	2,432	8,109,500	0.41	1,483

The fair value of the options as of the grant dates in 2009 was between $0.22 and $0.40 per option.

The Group recorded share-based compensation of $2,659 for options granted to employees for the three-month period ended March 31, 2010, using the graded vesting attribution method, among which $2,659 was included in the income from continuing operations and nil was included in the discontinued operations.

There was $1,029 of total unrecognized compensation expense related to unvested share options as of March 31, 2010, among which nil is related to employees of discontinued operations. The expense is expected to be recognized over a weighted-average period of 3.39 years according to the graded vesting schedule.

Nonvested shares

Performance based

On May 13, 2008, the Company granted 800,000 nonvested ordinary shares to four employees under the 2007 Share Incentive Plan. The shares will vest immediately upon the completion of an IPO of the Company and will be forfeited if employment is terminated before the vesting. The fair value of the nonvested shares at the date of grant was $0.41. The compensation costs in relation to theses nonvested shares amounting to $328 will be recorded as of the completion of the IPO.

Non-performance based

On April 15, 2009, the Company granted 5,868,000 nonvested ordinary shares and on December 24, 2009, the Company granted another 2,840,000 nonvested ordinary shares to employees under the 2007 Share Incentive Plan. The nonvested shares will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately at the date of grant, or (2) 50% immediately at the date of grant and 1/4 on each of the anniversaries since the date of grant or (3) 25% immediately at the date of grant and 1/4 on each of the anniversaries since the date of grant. The fair value of the nonvested shares at the date of grant was estimated considering a number of factors and taking into account standard valuation methods.

On March 31, 2010 , as a modification to certain share options, the Company granted 1,252,000 nonvested shares to related employees, which vested immediately on the modification date.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

In addition, on March 31, 2010, 2,799,000 nonvested shares granted to three employees, which originally had a vesting period of two or three years from the date of grant, were modified to vest immediately on the modification date. The accelerated vesting of these nonvested shares did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification equaled to the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses related to the original nonvested shares as of the modification date were recognized in the three-month period ended March 31, 2010.

A summary of the non performance based nonvested shares activity is as follows:

	Nonvested ordinary shares granted	Fair value per nonvested share at the grant dates
April 15, 2009	5,868,000	0.45
December 24, 2009	2,840,000	0.71
March 31, 2010	1,252,000	1.97

Total	9,960,000

		Number of nonvested shares
Outstanding at January 1, 2010		2,809,000
Granted		1,252,000
Forfeited		(10,000)
Vested		(4,051,000)

Outstanding at March 31, 2010		—

The Group recorded compensation expenses of $1,614 for the three-month period ended March 31, 2010 based on the fair value of non-performance based nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The compensation expenses included in the income from continuing operations was $1,614 and that included in the loss on discontinued operations was $nil.

There was $nil of total unrecognized compensation expense related to non-performance based nonvested shares granted as of March 31, 2010.

17. PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $1,189 and $1,062 for the three-month periods ended March 31, 2009 and 2010, respectively.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

18. STATUTORY RESERVES AND NET RESTRICTED ASSETS

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable statutory surplus reserve or reserve fund for foreign owned enterprises. Appropriations to the a statutory surplus reserve or reserve fund are required to be made at least 10% of annual profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve or the reserve fund is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve or reserve fund may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $238 and $388 for the three-month periods ended March 31, 2009 and 2010, respectively. As of March 31, 2010, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $46,433.

19. COMMITMENTS

(a)	Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2011 and are renewable upon negotiation. Rental expense under operating leases was $314 and $280 for the three-month periods ended March 31, 2009 and 2010, respectively. Rent expense included in income from continuing operation was $314 and $280 for the three-month periods ended March 31, 2009 and 2010, respectively, and that included in loss on discontinued operations was nil and nil for the three-month periods ended March 31, 2009 and 2010, respectively.

Future minimum lease payments under such non-cancelable leases as of March 31, 2010 are as follows:

Nine-month period ending December 31, 2010	706
Year 2011	849
Year 2012	845

2,400

(b)	Capital commitments

There was no capital commitment for purchase of equipment and inventory as of March 31, 2010.

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

20. RELATED PARTY TRANSACTIONS

(a)	As of December 31, 2009 and March 31, 2010, the Group had the following outstanding balances with its related parties:

Amounts due from related parties—non trading:

	December 31, 2009	March 31, 2010

With entities controlled by directors of the Group:
Guangxi Fangchenggang Yingang Port Co., Ltd	10,841	10,841
China Da Tong Industrial Co., Ltd	679	679
Hunan Huanglongdong Investment Co., Ltd	429	429
Beijing Autonavi Telematics Technology Co., Ltd	—	30
With directors:
Mr. Jun Hou	212	296
Mr. Congwu Cheng	1,527	1,615
Mr. Jun Xiao	1,120	1,126
Mr. Derong Jiang	97	102

Subtotal	14,905	15,118
With an entity controlled by a principal shareholder of the Group:
Hunan Phoenix Ancient City Tourism Co., Ltd	1,758	1,758

Total	16,663	16,876

The amounts due from related parties are due on demand, non-interest bearing, and are uncollateralized.

(b)	Related party sales consist of the following:

	For the three-month periods ended March 31,
	2009	2010
Equity method accounted for investee:
95190	2	—

21. SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of March 31, 2010 through June 9, 2010, the date the unaudited condensed consolidated financial statements were available to be issued:

(a)	Change of Tax Law

On April 21, 2010, the State Administration of Taxation issued the Notice Regarding Further Clarification on Implementation of Preferential Enterprise Income Tax Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the implementation of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Group

AUTONAVI HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 2009 AND 2010—continued

(In U.S. dollars in thousands, except share and per share data)

interpreted the law to mean that if an entity was in a period during which it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% tax rate due to its “high and new technology enterprise” status under the New EIT Law, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 clarifies that such an entity should pay tax at either 15% or 50% of the standard PRC enterprise income tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

As a consequence of Circular 157, the preferential tax rate enjoyed by Autonavi Technology, which qualifies as a “high and new technology enterprise,” during its 50% reduction period (2010-2011) will be 12.5% for the relevant years rather than 7.5%, which is the rate the Group had used prior to the issuance of Circular 157. The Group believes that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, the Group will adjust its deferred tax assets as of March 31, 2010 by $8 in the quarter ending June 30, 2010 and will recognize an additional tax liability of $48 in respect of the quarter ended March 31, 2010, resulting in an additional tax charge of $40.

(b)	New grants of share-based awards

On April 30, 2010, the Company granted a total of 1,044,000 share options to employees at an exercise price of $0.5 or $1.0 per share. The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on the date of grant or (2) first 1/4 on the date of grant and 3/64 on each of the 16 quarterly anniversaries from the date of grant. The fair value of the share options as of the grant date was determined to be as follows:

	Options granted	Exercise price per option	Fair value per share option at the grant date	Vesting schedule
April 30, 2010	400,000	0.50	2.07	(2)
April 30, 2010	639,000	1.00	1.72	(2)
April 30, 2010	5,000	1.00	1.62	(1)

Total	1,044,000

The related stock-based compensation of $1,876 will be recognized over the requisite service period according to the graded vesting schedule.

(c)	Repayment of amounts due from directors

In May 2010, the amount of $15,118 due from directors and entities controlled by directors of the Company as set out in Note 20 “Related Party Transactions” was fully repaid to the Group.

(d)	Amendment of 2007 Share Incentive Plan

On June 3, 2010, the number of shares that may be granted under the 2007 Share Incentive Plan was expanded by 5,935,000 ordinary shares, resulting in the total number of shares available for grant under this plan up to 31,987,000 shares, pursuant to the resolutions passed by the board of directors and shareholders of the Company.

AutoNavi

A Leading Digital Map Content, Navigation & Location-Based Solutions Provider in China

8,625,000 American Depositary Shares

AutoNavi Holdings Limited

Representing 34,500,000 Ordinary Shares

Goldman Sachs (Asia) L.L.C.

Representative of the Underwriters

Oppenheimer & Co.	Pacific Crest Securities

Through and including             , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares).

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)
Four employees	May 13, 2008	800,000 nonvested restricted shares	Past and future services to our company
Directors, Officers and Employees	April 15, 2009	5,868,000 nonvested restricted shares	Past and future services to our company
Directors, Officers and Employees	April 15, 2009	Options to purchase 7,732,000 ordinary shares	Past and future services to our company
Employees	December 24, 2009	2,840,000 nonvested restricted shares	Past and future services to our company
Directors, Officers and Employees	December 24, 2009	Options to purchase 7,482,000 ordinary shares	Past and future services to our company

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)
An officer	March 31, 2010	1,252,000 nonvested restricted shares	Past and future services to our company
Employees	April 30, 2010	Options to purchase 1,044,000 ordinary shares	Past and future services to our company

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act or Rule 701 under the Securities Act regarding transactions not involving a public offering. The grants of nonvested restricted shares and options on various dates were to some of our directors, officers and employees pursuant to our 2007 Share Incentive Plan adopted in 2007. See “Management—2007 Share Incentive Plan” for a description of the principal terms of the plan. The aggregate amount of ordinary shares issued upon the vesting of nonvested restricted shares or the exercise of options during any consecutive 12-month period has not exceeded 15% of our outstanding ordinary shares (including ordinary shares into which the Series A preferred shares will automatically convert immediately upon the completion of this offering) as of April 30, 2010. At the time of the respective grants, the recipients were all based in China. No underwriters were involved in any of these issuances.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on June 16, 2010.

AutoNavi Holdings Limited

By:	/s/ Jun Hou
Name:	Jun Hou
Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chairman of the Board of Directors	June 16, 2010
Jun Hou

/s/ Congwu Cheng Congwu Cheng	Director and Chief Executive Officer (principal executive officer)	June 16, 2010

/s/ Catherine Qin Zhang Catherine Qin Zhang	Chief Financial Officer (principal financial and accounting officer)	June 16, 2010

*	Director	June 16, 2010
Jun Xiao

*	Director	June 16, 2010
Xiyong Tang

*	Director	June 16, 2010
Neil Nanpeng Shen
*	Director	June 16, 2010
Charlie Yucheng Shi

*	Director	June 16, 2010
Jeffrey Zhijie Zeng

By:	*	Authorized U.S.	June 16, 2010
Name:	Kate Ledyard, On behalf of Law Debenture Corporate Services Inc.	Representative
Title:	Manager

*By:	/s/ Catherine Qin Zhang
Catherine Qin Zhang Attorney-in-fact

AUTONAVI HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Shareholders Agreement between the Registrant and other parties therein dated as of October 10, 2006

5.1	Opinion of Thorp Alberga regarding the validity of the ordinary shares being registered and certain Cayman Island tax matters

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

10.1†	2007 Share Incentive Plan

10.2†	Form of Indemnification Agreement between the Registrant and its directors and officers

10.3†	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

10.4†	English translation of Operating Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009

10.5†

English translations of Operating Agreement dated September 28, 2006 and the Supplementary Agreement dated December 31, 2009, among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology

10.6†	English translation of Equity Pledge Agreement between AutoNavi Technology and the shareholders of AutoNavi Software dated December 31, 2009

10.7†	English translation of Equity Pledge Agreement between AutoNavi Technology and the shareholders of MapABC Technology dated September 28, 2006

10.8†	English translation of Power of Attorney by the shareholders of AutoNavi Software dated December 18, 2009 and December 31, 2009, respectively

10.9†	English translation of Power of Attorney by the shareholders of MapABC Technology dated December 18, 2009

10.10†	English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and AutoNavi Software dated December 31, 2009

10.11†	English translation of Exclusive Technology Consulting and Service Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006

Exhibit Number	Description of Document

10.12†	English translation of Patent License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006

10.13†	English translation of Know-how License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006

10.14†	English translation of Domain Name License Agreement between AutoNavi Technology and AutoNavi Software dated September 28, 2006

10.15†	English translation of Know-how License Agreement between AutoNavi Technology and MapABC Technology dated September 28, 2006

10.16†	English translation of Exclusive Purchase Option Agreement among AutoNavi Technology, AutoNavi Software and the shareholders of AutoNavi Software dated December 31, 2009

10.17†	English translations of Exclusive Purchase Option Agreement dated September 28, 2006 and the Supplementary Agreement dated December 31, 2009, among AutoNavi Technology, MapABC Technology and the shareholders of MapABC Technology

10.18†	English translation of Manufacturing Consignment Framework Contract among Alpine Electronics Inc., Alpine Electronics (China) Co., Ltd., Beijing ADF Navigation Technology Co., Ltd. and AutoNavi Software Co., Ltd. dated August 1, 2005

10.19†	English translation of Transaction Framework Contract between Beijing ADF Navigation Technology Co., Ltd. and AW (Shanghai) Autoparts Trading Co., Ltd. dated December 1, 2007

10.20†	English translation of Lease between China National Software & Service Company Limited and AutoNavi Software Co., Ltd. dated May 18, 2007

21.1†	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm

23.2	Consent of Thorp Alberga (included in Exhibit 5.1)

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

23.4	Consent of Jun He Law Offices (included in Exhibit 99.2)

23.5†	Consent of American Appraisal China Limited

23.6†	Consent of Analysys International

23.7†	Consent of Frost & Sullivan

23.8†	Consent of Dave Qi, an independent director appointee

23.9†	Consent of Derong Jiang, a director appointee

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Jun He Law Offices regarding certain PRC law matters

*	To be filed by amendment.
†	Filed previously.